

DELIVERING THE
ADVANTAGE

'23

ANNUAL
REPORT

 HII

VISION

Be the global leader in advancing national security and driving sustained value and opportunity for our customers, employees, shareholders, communities and suppliers, in accordance with our values.

MISSION

To deliver the world's most powerful ships and all-domain solutions in service of the nation, creating the advantage for our customers to protect peace and freedom around the world.

VALUES

Integrity, Safety, Respect, Engagement, Responsibility and Performance



MISSION
TECHNOLOGIES

DELIVERING THE ADVANTAGE

HII is a global, all-domain defense provider. HII's mission is to deliver the world's most powerful ships and all-domain solutions in service of the nation, creating the advantage for our customers to protect peace and freedom around the world.

As the nation's largest military shipbuilder, and with a more than 135-year history of advancing U.S. national security, HII delivers critical capabilities extending from ships to unmanned systems, cyber, ISR, AI/ML and synthetic training. Headquartered in Virginia, HII's workforce is 44,000 strong. For more information, visit HII.com.





NEWPORT NEWS
SHIPBUILDING

INGALLS
SHIPBUILDING



Dear Fellow Shareholder:

We are pleased to report that your company's solid performance in 2023 indicates HII is entering a period of accelerated growth and opportunity.

Record revenues of $11.5 billion for the full year increased 7.3% over 2022, due to higher volumes in all three segments. Free cash flow increased to $692 million. New contract awards in 2023 were approximately $12.5 billion, bringing total backlog to approximately $48.1 billion by the end of the year.

This strong performance reflects the growing demand for what HII delivers to our customers — from nuclear-powered aircraft carriers and submarines, to Flight III destroyers, amphibious warships, and all-domain advanced technology solutions.

Our shipbuilding execution milestones in 2023 reflect our continued focus on fulfilling our contractual commitments to our customers, and meeting our financial objectives. Among the many milestones achieved by HII's shipbuilding divisions are:

- Ingalls Shipbuilding delivered the first Flight III guided missile destroyer *Jack H. Lucas* (DDG 125) to the U.S. Navy and national security cutter *Calhoun* (WMSL 759) to the U.S. Coast Guard.
- Ingalls authenticated the keel of amphibious assault ship *Fallujah* (LHA 9), guided missile destroyers *George M. Neal* (DDG 131) and amphibious transport dock *Pittsburgh* (LPD 31).
- Ingalls christened amphibious transport dock *Bougainville* (LHA 8) and guided missile destroyer *Ted Stevens* (DDG 128).
- Newport News Shipbuilding (NNS) redelivered *Nimitz*-class aircraft carrier USS *George Washington* (CVN 73) after a successful midlife overhaul.
- NNS christened *Virginia*-class attack submarine *Massachusetts* (SSN 798).
- NNS reached the pressure-hull complete milestone on *Arkansas* (SSN 800).
- NNS laid the keel of *Virginia*-class attack submarine *Oklahoma* (SSN 802).

Additionally, Mission Technologies performed ahead of plan across all business units. In addition to record revenue growth, Mission Technologies booked new and recompete contract awards with nearly $6 billion in total contract value. Among the division wins:

- Awarded $1.3 billion contract to support U.S. Africa Command's Life-Saving Operations.
- Awarded $1.4 billion Joint Network Engineering and Emerging Operations task order.
- Awarded contract for U.S. Navy's Lionfish Small Unmanned Undersea Vehicle. The contract has the potential to grow to as many as 200 vehicles over the next five years with a total value of more than $347 million.
- Introduced the SABERHUNT prototype kit for cyber threat hunting. SABERHUNT adapts to fit mission needs and can hunt on a traditional partner network or in a cloud or hybrid environment.
- Awarded $244 million task order to integrate Minotaur software products into maritime platforms.

Mission Technologies ended the year with a robust business pipeline of $75 billion, raising prospects of additional growth opportunities in 2024. Key growth drivers include support for mission readiness in artificial intelligence; cyber and electronic warfare; advanced modeling and simulation; Live, Virtual, Constructive Training; and C5ISR (Command, Control, Computers, Communications. Cyber, Intelligence, Surveillance, Reconnaissance).

In 2023 we advanced into new and exciting markets created by the AUKUS partnership between Australia, the United Kingdom and the United States. HII is being joined by Babcock Australasia and Bechtel Australia to identify opportunities to leverage our complementary skillsets and experience to establish and support Australia's conventionally armed nuclear-powered submarine program. This is the first agreement of its kind supporting Australia's required nuclear-powered submarine program from infrastructure build through to the end of life of the submarines. Additionally, HII joined forces with the University of Adelaide, Curtin University, and the University of NSW to form the AUKUS Workforce Alliance (AWA) — a dedicated partnership committed to preparing a skilled workforce in support of the trilateral pact.

While we improved our rates of hiring in 2023, the competition for skilled labor in shipbuilding, and in the larger manufacturing sector, continues to impact our shipyards and our supply base. Training and retaining our skilled workforce remains a paramount priority. We continue to invest alongside our Navy partner to improve worker retention and proficiency, both within our shipyards and in the supply chain.

It is, after all, our team of 44,000 strong who advance your company's mission, vision and values every day in service of our customers and the nation. It is because of them that HII remains on Forbes' list of America's Best Large Employers, and recognized as a top employer of military veterans. Our efforts to continuously engage and retain our diverse workforce, and to drive a culture of safety, ethics and performance, are among the pillars of our sustainability strategy. Indeed, the latest HII Sustainability Report focuses on the importance of translating our goals into meaningful impact to benefit all of our stakeholders, including employees, customers, shareholders, suppliers, and the communities where we live and work.

On behalf of your company, thank you for your steadfast support of HII's mission.

Admiral Kirkland H. Donald
U.S. Navy (Ret.)
Chairman of the Board

Chris Kastner
President and CEO

DRIVEN BY **RESULTS**

Operating Results

($ in millions, except per share amounts)	**2023**	2022
Sales and Service Revenues	**$ 11,454**	$ 10,676
Operating Income	**781**	565
Segment Operating Income[1]	**842**	712
Segment Operating Margin [1]	**7.4 %**	6.7 %
Diluted EPS	**17.07**	14.44
Net Cash Provided by Operating Activities	**970**	766
Free Cash Flow[2]	**692**	494

[1] Segment operating income and segment operating margin are non-GAAP financial measures that exclude operating FAS/CAS adjustment and non-current state income taxes. Please see the page that precedes the back cover of this report for a reconciliation of these measures to GAAP.

[2] Free cash flow is a non-GAAP financial measure defined as net cash provided by operating activities less capital expenditures net of related grant proceeds. Please see the page that precedes the back cover of this report for a reconciliation of these measures to GAAP.



CVN 73

NNS Redelivered Aircraft Carrier USS *George Washington* (CVN 73) to U.S. Navy after its Successful RCOH

$11.5 BILLION
ANNUAL REVENUE

$48.1 BILLION
BACKLOG

2023 MILESTONES

Ingalls Awarded $1.3 Billion Contract for the **Detail Design and Construction of LPD 32**

Mission Technologies Awarded $1.3 Billion Contract to Support U.S. Africa Command's **Life-Saving Operations**

Mission Technologies Awarded $1.4 Billion **Joint Network Engineering and Emerging Operations** Task Order

Ingalls Awarded **Six Guided Missile Destroyers** in Multi-Year Contract and One Option Ship, With Options for Additional Destroyers

Mission Technologies Awarded $242 million contract to provide **shore-based training, engineering and development support** to the U.S. Navy



LPD 31

Ingalls Authenticated
Amphibious Transport
Dock *Pittsburgh*
(LPD 31) Keel



DDG 128

Ingalls Christened
Guided Missile
Destroyer
Ted Stevens
(DDG 128)



SSN 798

NNS Christened
Fast-Attack Submarine
Massachusetts (SSN 798)



LHA 8

Ingalls Christened
Amphibious Assault Ship
Bougainville (LHA 8)



DDG 131

Authenticated Guided Missile
Destroyer *George M. Neal*
(DDG 131) Keel



WMSL 759

Ingalls Delivered
National Security Cutter
Calhoun (WMSL 759) to
U.S. Coast Guard



LHA 9

Ingalls Authenticated
Amphibious Assault Ship
Fallujah (LHA 9) Keel





SSN 802

NNS Authenticated
Fast-Attack Submarine
Oklahoma (SSN 802) Keel

DDG 125

Authenticated Guided
Missile Destroyer USS
Jack H. Lucas (DDG 125)
to U.S. Navy



Mission Technologies
Awarded $347 Million
**U.S. Navy Lionfish
Small UUV** Contract

Mission Technologies
Awarded $244 Million
Contract to **Integrate
Minotaur Software
Products** into Maritime
Platforms

NNS receives certification and
approval as a vendor for additive
manufacturing components on
**Naval Sea Systems (NAVSEA)
platforms.** The highly digitized
process could lead to cost
savings and reduced production
schedules for naval ships

NNS creates first additively
manufactured part for installation
on **a new construction submarine**.
Working with partners, NNS
successfully produced a copper–
nickel deck drain part that will be
installed on *Oklahoma* (SSN 802)

OUR GLOBAL
WORKFORCE

Our 44,000-strong team includes skilled tradespeople; artificial intelligence, machine learning (AI/ML) experts; engineers; technologists; scientists; logistics experts; and business administration professionals. Recognized as one of America's top large employers, we are a values and ethics driven organization that puts people's safety and well-being first.

In 2023, HII remained ranked in the top 50 among large companies on the list of America's Best Employers. We hired more than 6,900 craft personnel in 2023, exceeding our goal of 5,000 new hires.

HII was awarded the 2023 Honoring Investments in Recruiting and Employing (HIRE) Vets Medallion Award, which is the only federal-level veterans' employment award that recognizes a company or organization's exemplary commitment to veteran hiring, retention and professional development.

HII OPERATES IN



45
States in the U.S.



10
Countries across the globe

6,900
Craft Personnel Hired

Across the company, HII invests more than $110 million a year in workforce development, education and training initiatives. That includes academic partnerships with two- and four-year colleges and universities, as well as science, technology, engineering and math (STEM) investments in elementary, middle and high schools.

To help create the advantage for our customers, each of our three divisions offer apprenticeship programs.

At Ingalls Shipbuilding, the Apprentice School has produced more than 4,000 graduates in support of Ingalls' operational needs since the school's inception in 1952. Enrollment for the apprentice program is competitive, and involves a comprehensive two- to four-year curriculum for students interested in shipbuilding careers. Apprentices earn competitive wages and receive a comprehensive benefit package upon entering the program.

Mission Technologies offers three apprenticeship programs: two within the Nuclear and Environmental Services business group that partner with the Nuclear Operator Apprenticeship Programs at Newport News Nuclear BWXT (N3B) in Los Alamos, New Mexico, and at Savannah River Nuclear Solutions (SRNS) near Aiken, South Carolina. These

reflect HII's commitment to building and supporting the education and training of a future nuclear workforce. The third Mission Technologies program is in the Fleet Sustainment business group that offers an apprenticeship program focused on providing students with experience in the maintenance, repair and modernization of U.S. Navy ships.

Founded in 1919, the Newport News Shipbuilding Apprentice School offers four- to eight-year, tuition-free apprenticeships in 19 trades and eight optional advanced programs. Apprentices work a 40-hour week and are paid for all work, including time spent in academic classes. Accredited by the Council for Occupational Education, the school is certified to offer associate's degrees of applied science in maritime technology in 26 educational programs.





6,700
Veterans Employed

200+
Apprentices Graduate
Each Year

HII **SUSTAINABILITY**





20+
EMPLOYEE RESOURCE
GROUPS ACROSS HII

Our sustainability priorities inform every aspect of our business. They are formalized into our sustainability program to ensure they maintain our strengths and continue to mature and grow as the business does. They are woven into our formal frameworks and processes, our internal governance structures, our ongoing actions and plans, our policies for reinforcing personal responsibility and accountability and our overall culture.

The communities surrounding our operations are the places where our employees live, raise families and find community. We take our responsibility seriously to act as a good corporate citizen. In that role we proactively and intentionally listen, and engage our neighbors and partners, in working toward the betterment of our communities.

Our sustainability priorities overseen by our Board and Leadership:











| ETHICAL CONDUCT | PRODUCT QUALITY & SAFETY | SUPPLY CHAIN MANAGEMENT | CYBER SECURITY & DATA PROTECTION | DIVERSITY & INCLUSION |

100K

HII and our employees commit to providing 100,000 meals annually to those facing food and nutrition insecurity.







Company Values

HII is an active corporate partner in the communities where we live and do business. We're dedicated to being a workplace of choice, recognized by Forbes as one of America's best large employers for three years in a row. In all we do, we make the commitment and hold ourselves accountable to doing the right thing and meeting the highest standards of ethics, compliance, and integrity.

Our company values — integrity, respect, responsibility, safety, performance and engagement — are the foundation of our work, guiding our actions and decisions to demonstrate the highest standards of professional and ethical behavior.

Together, we are united by our mission in service of the success of our people, the security of the nation and the future of freedom around the world.



COMMUNITY RELATIONS



EMPLOYEE ENGAGEMENT



HEALTH & SAFETY



ENERGY & GREENHOUSE GAS (GHG)



ENVIRONMENTAL COMPLIANCE

AUKUS

HII has a proven track record of safely and efficiently building the best submarines in the world for our U.S. Navy customer, and delivering advanced all-domain military capabilities for America and its allies and partners.

Our workforce stands ready to leverage its longstanding expertise in nuclear shipbuilding and defense technologies, maintenance and sustainment, workforce and supply chain development, and presence in Canberra, Australia, in support of the AUKUS lines of effort.

At HII, we recognize the importance and value of maintaining a nuclear stewardship culture in the submarine life-cycle that emphasizes rigorous training, adherence to stringent safety standards, continuous learning, and a shared responsibility for the well-being of all stakeholders. We are committed to demonstrating these principles daily, to safeguard our people and the environment and foster public trust.



60
HII brings more than 60 years of nuclear shipbuilding expertise to workforce training





ALL-DOMAIN SOLUTIONS

PARTNERSHIPS

JULY 2023

HII and Babcock International Group entered into a strategic agreement to collaborate on naval and civil nuclear decommissioning and construction opportunities in the U.K. and U.S. HII and Babcock will apply their complementary capabilities to existing nuclear decommissioning contracts for U.S. ships and U.K. submarines, to share best practices and provide the opportunity to upskill and enhance both organizations' capability for the benefit of the U.S. and U.K. programs. HII and Babcock will also explore how their combined capability as global leaders in defense can be applied in support of the Australia-United Kingdom-United (AUKUS) programs.

NOVEMBER 2023

HII and Babcock Australasia (Babcock) joined forces with the University of Adelaide, Curtin University, and the University of NSW to **form the AUKUS Workforce Alliance (AWA)** — a dedicated partnership committed to preparing a skilled workforce in support of all steps of Australia's optimal pathway to sovereign nuclear-powered submarines.

DECEMBER 2023

In an AUKUS-first collaboration, HII, Babcock Australasia and Bechtel Australia agreed to work together to identify opportunities to leverage their complementary set of skills and experience to establish and **support Australia's conventionally armed nuclear-powered submarine program**.



ALL-**DOMAIN**

We are industry leaders in naval ship design, construction and integration, to artificial intelligence and electronic warfare, unmanned systems and autonomy, synthetic training, to C5ISR and platform modernization.

HII was awarded a $244 million contract to integrate Minotaur software products into Navy, Marine Corps and Coast Guard platforms. Minotaur is a mission management software suite that integrates and fuses sensor data for easy analysis.

HII introduced the SABERHUNT prototype kit for cyber threat hunting. SABERHUNT adapts to fit mission needs and can hunt on a traditional partner network or in a cloud or hybrid environment. It features a modular architecture that enables scalability in both computing and data storage to provide customers with mission-oriented, customized solutions.

$1.3B

USAFRICOM Personnel Recovery Enterprise Services and Solutions (PRESS) task order

$244M

HII awarded $244 million contract to integrate Minotaur software products into Navy, Marine Corps and Coast Guard platforms







FORM
10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34910

_____

HUNTINGTON INGALLS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**90-0607005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4101 Washington Avenue, Newport News, Virginia 23607
(Address of principal executive offices and zip code)

(757) 380-2000
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HII	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2023, the aggregate market value (based upon the closing price of the stock on the New York Stock Exchange) of the registrant's common stock held by non-affiliates was approximately $9,075 million.

As of January 26, 2024, 39,590,687 shares of the registrant's common stock were outstanding.

_____

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Rule 14A for the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

History and Organization

Huntington Ingalls Industries, Inc. ("HII", the "Company", "we", "us", or "our") is a global, all-domain defense partner, building and delivering the world's most powerful, survivable naval ships and technologies that safeguard America's seas, sky, land, space, and cyber. For more than a century, our Ingalls Shipbuilding segment ("Ingalls") in Mississippi and Newport News Shipbuilding segment ("Newport News") in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder, making us America's largest shipbuilder. Our Mission Technologies segment develops integrated technology solutions and products that enable today's connected, all domain force. Headquartered in Newport News, Virginia, we employ over 44,000 people domestically and internationally.

We conduct most of our business with the U.S. Government, primarily the Department of Defense ("DoD"). As prime contractor, principal subcontractor, team member, or partner, we participate in many high-priority U.S. defense programs. Ingalls includes our non-nuclear ship design, construction, repair, and maintenance businesses. Newport News includes all of our nuclear ship design, construction, overhaul, refueling, and repair and maintenance businesses. Our Mission Technologies segment provides a wide range of services and products, including command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance ("C5ISR") systems and operations; the application of Artificial Intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; unmanned autonomous systems; live, virtual, and constructive training solutions; fleet sustainment; and critical nuclear operations.

Ingalls

Through our Ingalls segment, we design and construct non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including amphibious assault ships, expeditionary warfare ships, surface combatants, and national security cutters ("NSC"). We are the sole builder of amphibious assault ships and one of two builders of surface combatants for the U.S. Navy. We are the sole builder of large multi-mission NSCs for the U.S. Coast Guard. Our Ingalls segment is located in Pascagoula, Mississippi on 800 acres along the Pascagoula River.

Amphibious Assault Ships

We construct amphibious assault ships and expeditionary warfare ships for the U.S. Navy, which include U.S. Navy large deck amphibious assault ships ("LHA") and amphibious transport dock ships ("LPD"), respectively. The LHA is a key component of the Department of the Navy's requirement for Expeditionary Strike Groups/Amphibious Readiness Groups, and design, construction, and modernization of LHAs are core to our Ingalls operations. In 2007, we were awarded the construction contract for USS *America* (LHA 6), the first in a class of enhanced amphibious assault ships designed from the keel up to be an aviation optimized Marine assault platform. We are currently constructing *Bougainville* (LHA 8) and *Fallujah* (LHA 9). In 2023, we were awarded a long-lead-time material contract for LHA 10 (unnamed).

The LPD program is a long-running production program of expeditionary warfare ships in which we have generated efficiencies through ship-over-ship learning. We delivered USS *Fort Lauderdale* (LPD 28) in 2022, and we are currently constructing *Richard M. McCool Jr.* (LPD 29), *Harrisburg* (LPD 30), and *Pittsburgh* (LPD 31). In 2023, we were awarded a contract to construct *Philadelphia* (LPD 32).

Surface Combatants

We are a design agent for, and one of only two companies that constructs, *Arleigh Burke* class (DDG 51) guided missile destroyers, a class of surface combatant. We have delivered 35 *Arleigh Burke* class (DDG 51) destroyers to the U.S. Navy, including USS *Jack H. Lucas* (DDG 125) in 2023, USS *Lenah H. Sutcliffe Higbee* (DDG 123) in 2022, and USS *Frank E. Petersen Jr.* (DDG 121) in 2021. In 2018, we were awarded a multi-year contract for construction of six *Arleigh Burke* class (DDG 51) destroyers and, in 2020, a contract to construct an additional *Arleigh Burke* class (DDG 51) destroyer. In 2023, we were awarded a multi-year contract for construction of six more *Arleigh Burke* class (DDG 51) destroyers, as well as the first option ship, for a total of seven ships. We are currently constructing *Ted Stevens* (DDG128), *Jeremiah Denton* (DDG 129), *George M. Neal* (DDG 131), *Sam Nunn* (DDG 133), and *Thad Cochran* (DDG 135).

National Security Cutters

The U.S. Coast Guard's recapitalization program is replacing aging and operationally expansive ships and aircraft used to conduct missions in excess of 50 miles from the shoreline. The flagship of this program is the *Legend* class NSC, a multi-mission platform we designed and continue to build. In 2018, we were awarded long-lead-time material and construction contracts for *Calhoun* (NSC 10), which was delivered to the U.S. Coast Guard in 2023, and *Friedman* (NSC 11), which is currently under construction.

Newport News

The core business of our Newport News segment is designing and constructing nuclear-powered aircraft carriers and submarines, and the refueling and overhaul and the inactivation of nuclear-powered aircraft carriers. Our Newport News shipyard is located on approximately 550 acres near the mouth of the James River, which adjoins the Chesapeake Bay.

Design, Construction, Refueling and Complex Overhaul, and Inactivation of Aircraft Carriers

Engineering, design, and construction of U.S. Navy nuclear aircraft carriers ("CVN") are core to Newport News operations. Aircraft carriers are the largest ships in the U.S. Navy's fleet, with a displacement of over 90,000 tons. Newport News has designed and built more than 31 aircraft carriers for the U.S. Navy since 1933, including all ten *Nimitz* class (CVN 68) aircraft carriers currently in active service, as well as the first ship of the next generation *Gerald R. Ford* class (CVN 78) aircraft carriers.

We delivered USS *Gerald R. Ford* (CVN 78), the first aircraft carrier of the *Gerald R. Ford* class to the U.S. Navy in 2017. Beginning in 2009, we received contract awards totaling $8.7 billion for construction preparation, detail design, and construction of the second *Gerald R. Ford* class (CVN 78) aircraft carrier, *John F. Kennedy* (CVN 79). In addition, we have received contract awards valued at $15.3 billion for detail design and construction of the *Gerald R. Ford* class (CVN 78) aircraft carriers *Enterprise* (CVN 80) and *Doris Miller* (CVN 81).

We continue to be the exclusive prime contractor for nuclear aircraft carrier refueling and complex overhaul ("RCOH"). Each RCOH takes nearly four years to complete, with the work accounting for approximately 35% of all maintenance and modernization during an aircraft carrier's 50 year service life. RCOH services include propulsion work (refueling of reactors; propulsion plant modernization; and propulsion plant repairs), restoration of service life (dry docking, tank, and void maintenance; hull, shafting, propellers, and rudders; launch and recovery system; piping repairs; and component refurbishment), and modernization (electrical systems; aviation support systems; warfare; interoperability; and environmental compliance). We provide ongoing maintenance services for the U.S. Navy aircraft carrier fleet through both RCOH and fleet support services worldwide.

USS *George Washington* (CVN 73) was redelivered to the U.S. Navy in 2023 after completion of its RCOH, and we are currently performing the RCOH of USS *John C. Stennis* (CVN 74). We believe our current position as the exclusive designer and builder of nuclear-powered aircraft carriers, our RCOH performance on the first seven *Nimitz* class (CVN 68) carriers, our highly trained workforce, the capital-intensive nature of RCOH work, and high barriers to entry due to required nuclear expertise position us well for RCOH contract awards on the remaining *Nimitz* class (CVN 68) carriers, as well as future RCOH work on *Gerald R. Ford* class (CVN 78) aircraft carriers.

Aircraft carriers have a lifespan of approximately 50 years, and we believe the ten *Nimitz* class (CVN 68) carriers we delivered that are currently in active service, as well as *Gerald R. Ford* class (CVN 78) aircraft carriers, present significant opportunities for inactivation contracts as they reach the end of their lifespans. We believe we are well positioned to be the U.S. Navy's shipyard of choice for these contract awards.

Design and Construction of Nuclear-Powered Submarines

We are one of only two companies in the United States currently capable of designing and building nuclear-powered submarines for the U.S. Navy. Newport News has delivered 63 submarines to the U.S. Navy since 1960, comprised of 49 fast attack and 14 ballistic missile submarines. Of the 49 nuclear-powered fast attack submarines currently in active service, 23 were delivered by Newport News. Our nuclear submarine program, located at our Newport News shipyard, includes construction, engineering, design, research, and integrated planning.

Virginia Class (SSN 774) Submarines

We have a teaming agreement with Electric Boat Corporation ("Electric Boat"), a division of General Dynamics Corporation ("General Dynamics"), to build *Virginia* class (SSN 774) fast attack nuclear submarines. Under the teaming arrangement, we build the stern, habitability and machinery spaces, torpedo room, sail, and bow, while Electric Boat builds the engine room, control room, and pressure hull structure. Work on the reactor plant and the final assembly, test, outfit, and delivery of the submarines to the U.S. Navy alternates between Electric Boat and us.

The four submarines of the first block, six submarines of the second block, and eight submarines of the third block of *Virginia* class (SSN 774) submarines have been delivered. In 2014, the team was awarded a construction contract for the fourth block of ten *Virginia* class (SSN 774) submarines, which contemplated production of two submarines per year. The first submarine of the Block IV contract was delivered in 2020, and three more submarines have been delivered through 2023. The remaining six boats of the Block IV contract are in the final assembly and test phases of construction.

In 2019, the team was awarded a construction contract for the fifth block of nine *Virginia* class (SSN 774) submarines, and, in 2021, an option for a 10th submarine was exercised, continuing the two submarines per year production rate. Ten of the Block V boats are in manufacturing and outfitting stages of construction.

In 2023, the team was awarded a contract modification for advance procurement for long lead-time material in support of two additional Block V boats, bringing the total Block V boats to 12. In addition, the team received a contract award for advance procurement of long-lead-time material in support of the first two Block VI boats.

Columbia Class (SSBN 826) Submarines

Newport News is participating in the design and construction of the *Columbia* class (SSBN 826) submarines as a replacement for the current aging *Ohio* class nuclear ballistic missile submarines ("SSBN"), which were first introduced into service in 1981. The *Columbia* class (SSBN 826) program currently anticipates 12 new ballistic missile submarines. We perform design work as a subcontractor to Electric Boat, and we have entered into a teaming agreement with Electric Boat to build modules for the entire *Columbia* class (SSBN 826) submarine program that leverages our *Virginia* class (SSN 774) experience. Contract award for the first two *Columbia* class submarines (SSBN 826 and SSBN 827) and construction start of the first *Columbia* class (SSBN 826) submarine occurred in late 2020. In 2023, we were awarded a contract modification for long-lead-time material and advance construction in support of five additional *Columbia* class (SSBN 826) boats, also referred to as Build II of the class.

Naval Nuclear Support Services

Newport News provides additional services to and in support of the U.S. Navy, ranging from services supporting the Navy's carrier and submarine fleets to maintenance services at U.S. Navy training facilities. Fleet support services include design, construction, maintenance, and disposal activities for in-service U.S. Navy nuclear ships worldwide through mobile and in-house capabilities. We also provide maintenance services on nuclear reactor prototypes, such as those at the Kenneth A. Kesselring Site, a research and development facility in New York that supports the U.S. Navy.

Mission Technologies

Our Mission Technologies segment develops integrated solutions that enable today's connected, all-domain force. Our capabilities include C5ISR systems and operations; the application of Artificial Intelligence ("AI") and machine learning to battlefield decisions; defensive and offensive cyberspace strategies and electronic warfare ("CEW&S"); live, virtual, constructive solutions ("LVC"); unmanned, autonomous systems; fleet sustainment; and critical nuclear operations. Our domain expertise and advanced technologies support our mission partners across the globe.

C5ISR

C5ISR designs, develops, integrates, and manages the sensors, systems and other assets necessary to support integrated ISR operations and accelerated decision-making. These business activities provide data fusion and mission management capabilities for the DoD, the combatant commands, and the intelligence community.

CEW&S

CEW&S works within our nation's intelligence and cyber operations communities to defend U.S. interests in cyberspace and anticipate emerging threats. Our capabilities in cybersecurity, network architecture, reverse engineering, software, and hardware development uniquely enable our ability to support sensitive missions for the U.S. military and federal agency partners. We also develop, test, and integrate leading-edge AI and machine learning algorithms to optimize and accelerate the nation's mission-critical systems and platforms.

LVC

LVC training connects live environments with virtual platforms and simulated (constructive) threats to prepare trainees through integrated, real world scenarios before they are in harm's way. LVC is a modern and distributed approach to U.S. military training.

Fleet Sustainment

Fleet sustainment provides comprehensive life-cycle sustainment to the U.S. Navy fleet and other DoD and commercial maritime customers. Services include maintenance, modernization, and repair on all ship classes; naval architecture, marine engineering, and design; integrated logistics support; technical documentation development; warehousing, asset management, and material readiness; operational and maintenance training development and delivery; software design and development; IT infrastructure support and data delivery and management; and cyber security and information assurance. We also provide undersea vehicle and specialized craft development and prototyping services.

Unmanned Systems

Unmanned Systems develops advanced unmanned systems for defense, marine research, and commercial applications. Serving customers in more than 30 countries, we provide design, autonomy, manufacturing, testing, operations, and sustainment of unmanned systems, including unmanned underwater vehicles and unmanned surface vessels.

Nuclear and Environmental Services

Nuclear and Environmental Services support the Department of Energy's ("DoE") national security mission through the management and operation of DoE sites, as well as the safe cleanup of legacy waste across the country. Through participation in joint ventures, including Newport News Nuclear BWXT Los Alamos, LLC ("N3B"), Mission Support and Test Services, LLC ("MSTS"), and Savannah River Nuclear Solutions, LLC ("SRNS"), we meet customers' toughest nuclear and environmental challenges.

Customers

Our revenues are primarily derived from the U.S. Government, including the U.S. Navy, the U.S. Coast Guard, the DoD, the DoE, and other federal agencies. In 2023, 2022, and 2021, approximately 81%, 82%, and 90%, respectively, of our revenues were generated from the U.S. Navy.

Intellectual Property

We develop new technologies that are incorporated into the products and services we provide to our customers. We also develop new manufacturing processes and systems-integration technologies and processes that we use to produce our products and to provide services to our customers. In addition to owning intellectual property, we license intellectual property rights to and from other parties. The U.S. Government generally receives non-exclusive licenses to certain intellectual property we develop in the performance of U.S. Government contracts and unlimited license rights in technical data developed under our U.S. Government contracts when such data is developed entirely at government expense. The U.S. Government may use or authorize other parties to use the intellectual property we license to the government. While our intellectual property rights are important to our operations, we do not believe that any existing patent, license, or other intellectual property right is of such importance that its loss or termination would have a material impact on our business.

Seasonality

No material portion of our business is seasonal. The timing of our revenue recognition is based on multiple factors, including the timing of contract awards, the incurrence of contract costs, contract cost estimation, and unit deliveries. See Note 2: Summary of Significant Accounting Policies in Item 8.

Backlog

As of December 31, 2023 and 2022, our total backlog was approximately $48.1 billion and $47.1 billion, respectively. We expect approximately 22% of backlog at December 31, 2023, to be converted into sales in 2024.

Raw Materials

We rely on third parties to provide raw materials. The most significant material we use is steel. Other materials we use in large quantities include paint, aluminum, pipe, electrical cables, electronic components, fittings, custom machine items, and sensors. All of these materials are currently available in adequate supply. In connection with our U.S. Government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. For long-term contracts, we generally solicit price quotations for many of our material requirements from multiple suppliers to ensure competitive pricing. While we have not generally been dependent upon any one supply source, we currently have only one supplier for certain component parts as a result of consolidation in the defense industry. We believe these single source suppliers, as well as our overall supplier base, are adequate to meet our foreseeable needs. Any inability to procure the necessary raw materials, components, and other supplies for our products on a timely basis could negatively affect our results of operations, financial condition, or cash flow. In addition, a significant prolonged increase in inflation could negatively impact the cost of raw materials, components, and other supplies. We mitigate some supply risk by negotiating long-term agreements with certain raw material suppliers, and we mitigate inflation risk related to raw material to an extent through price escalation provisions in certain customer contracts.

Regulatory Matters

We operate in heavily regulated markets and must comply with a variety of laws and regulations, including those relating to the award, administration, and performance of U.S. Government contracts, as well as legal and regulatory requirements relating to cyber security, environmental protection, and our nuclear operations. Government contracting requirements increase our contract performance costs and compliance costs and risks. See Risk Factors in Item 1A.

Government Contracting

We are overseen and audited by the U.S. Government and its agencies, including the U.S. Navy's Supervisor of Shipbuilding, the Defense Contract Audit Agency ("DCAA"), and the Defense Contract Management Agency ("DCMA"). These agencies evaluate our contract performance, cost structures, and compliance with applicable laws, regulations, and standards. If an audit uncovers improper or illegal activities, we may be subject to administrative, civil, or criminal proceedings, which could result in fines, penalties, repayments, or compensatory, treble, or other damages. Certain U.S. Government findings against a contractor can also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges.

U.S. Government agencies also evaluate the adequacy of our business systems and processes relative to U.S. Government requirements. Our business systems subject to audit or review include our accounting systems, purchasing systems, government property management systems, estimating systems, earned value management systems, and material management accounting systems. The U.S. Government has the ability to decrease or withhold contract payments if it determines significant deficiencies exist in one or more of our business systems.

The U.S. Government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination of a contract for convenience, a contractor is normally able to recover costs already incurred on the contract and profit on incurred costs up to the amount authorized under the contract, but not the profit that would have been earned had the contract been completed. Such a termination could also result in the cancellation of future work on the related program. A termination resulting from our default could expose us to various liabilities, including excess re-procurement costs, and could have a material effect on our ability to compete for future contracts.

Our contracts with the U.S. Government sometimes result in Requests for Equitable Adjustments ("REAs"), which represent requests for the U.S. Government to make appropriate adjustments to contract terms, including pricing, delivery schedule, technical requirements, or other affected terms, due to changes to the original contract requirements and resulting delays and disruption for which the U.S. Government is responsible. We submit and negotiate REAs in the ordinary course of business, and large REAs are not uncommon at the conclusion of both new construction and RCOH activities. REAs can result in claims under the Contract Disputes Act of 1978 in cases in which we cannot reach agreement with the U.S. Government.
U.S. Government regulations determine contractor costs that are allowable and therefore recoverable from the government, and certain costs are not allowable and therefore not recoverable. The U.S. Government also regulates the methods by which allowable costs, including overhead, are allocated to government contracts. Costs we incur that are not allowable under the Federal Acquisition Regulation (the "FAR") or U.S. Cost Accounting Standards ("CAS") or that are otherwise determined to be unallowable or improperly allocated to a specific contract are not recoverable or must be refunded if already reimbursed.
Our business, including contracts with U.S. Government agencies and subcontracts with other prime contractors, is subject to a variety of laws and regulations, including the FAR, the Defense Federal Acquisition Regulation Supplement ("DFARS"), the Truth in Negotiations Act, the Procurement Integrity Act, the False Claims Act, CAS, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act, and the Foreign Corrupt Practices Act. A noncompliance determination by a government agency may result in reductions in contract values, contract modifications or terminations, penalties, fines, repayments, compensatory, treble, or other damages, or suspension or debarment. We are also subject to evolving cyber security and data privacy and protection laws and regulations, which increase our costs and compliance risks and may affect our competitiveness, cause reputational harm, and expose us to damage claims, substantial fines, and other penalties. See Note 7: Revenue under Item 8 and "Risk Factors" in Item 1A for further information regarding our contracts.

Nuclear

Our nuclear operations are subject to various safety related requirements imposed by the U.S. Navy, the DoE, and the U.S. Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines, or shut down our operations, depending on their assessment of the severity of the noncompliance. In addition, new or revised security and safety requirements imposed by the U.S. Navy, the DoE, and the Nuclear Regulatory Commission could necessitate substantial capital and other expenditures.

Subject to certain requirements and limitations, our contracts with the U.S. Navy and the DoE generally provide for indemnity by the U.S. Government for losses resulting from our nuclear operations. For our commercial nuclear operations, we rely primarily on insurance carried by nuclear facility operators for risk mitigation, and we maintain limited insurance coverage for losses in excess of the coverage of facility operators. See "Risk Factors" in Item 1A for further information regarding nuclear regulatory matters.

Environmental

Our operations are subject to federal, state, and local laws and regulations relating to the protection of the environment. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to negligence or fault on the part of such party and could expose us to liability for the conduct of or conditions caused by third parties.

We accrue estimated costs to perform environmental remediation when we determine it is probable we will incur expenses in the future, in amounts we can reasonably estimate, to address environmental conditions at currently or formerly owned or leased operating facilities, or at sites where we are named a Potentially Responsible Party

("PRP") by the U.S. Environmental Protection Agency ("EPA") or similarly designated by another environmental agency. Uncertainties regarding the extent of required remediation, determination of legally responsible parties, and the status of laws and regulations and their interpretations make future environmental remediation costs difficult to estimate and can cause our estimated remediation costs to change.

We believe we are in material compliance with environmental laws and regulations, and historical environmental compliance costs have not been material to our business. We could be affected by new environmental laws or regulations, including any laws and regulations enacted in response to concerns over climate change, other aspects of the environment, or natural resources. We have made investments we believe are necessary to comply with environmental legal requirements, but we expect to incur future capital and operating costs to comply with current and future environmental laws and regulations. We do not currently believe such costs will have a material effect on our financial position, results of operations, or cash flows. See "Risk Factors" in Item 1A and Note 16: Commitments and Contingencies under Item 8 for further information regarding environmental matters.

Competitive Environment

In our business of designing, building, overhauling, and repairing military ships, we primarily compete with General Dynamics and, in the case of certain non-nuclear shipbuilding programs, smaller shipyards. The smaller shipyards sometimes team with large defense contractors. Intense competition related to programs, resources, funding, and long operating cycles are key characteristics of both our shipbuilding business and the shipbuilding defense industry in general. It is common industry practice to share work on major programs among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, become a subcontractor for the prime contracting party. It is not uncommon to compete for a contract award with a peer company and simultaneously serve as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding long-term contracts, enable companies that perform well to benefit from a level of program continuity not common in many industries.

We believe we are well-positioned in our shipbuilding markets. Because we are the only company currently capable of building, refueling, and inactivating the U.S. Navy's nuclear-powered aircraft carriers, we believe we are positioned well to be awarded future contracts to perform such activities. Even so, the government periodically revisits whether refueling of nuclear-powered aircraft carriers should be performed in private or public facilities. If a U.S. Government shipyard were to become capable and engaged in the refueling of nuclear-powered aircraft carriers, our market position would likely be significantly and adversely affected.

While we have competed with another large defense contractor to build large deck amphibious ships, we are currently the only builder of large deck amphibious assault ships and expeditionary warfare ships for the U.S. Navy, including LHAs and LPDs. We are also the sole builder of NSCs for the U.S. Coast Guard. We are one of only two companies currently capable of designing and building nuclear-powered submarines for the U.S. Navy, and we are party to long-term teaming agreements with the other company for the production of both *Virginia* class (SSN 774) fast attack nuclear submarines and *Columbia* class (SSBN 826) ballistic missile submarines. We are one of only two companies that builds the U.S. Navy's current fleet of *Arleigh Burke* class (DDG 51) destroyers and are positioned well to be awarded future contracts for surface combatant ships as well.

Key competitive factors in the Mission Technologies segment include technology capabilities; innovative cyber advances and artificial intelligence; the ability to develop and implement complex, integrated solutions; the ability to meet delivery schedules; and cost effectiveness. Our success depends on investments in our people, technologies, and products to meet the evolving needs of our customers. To remain competitive, we must be able to identify emerging technology trends and consistently provide superior service, while understanding customer priorities and maintaining customer relationships.

Our Mission Technologies segment competes domestically and internationally against large aerospace and defense ("A&D") companies, primarily L3 Harris, Amentum, ManTech, Leidos, and, increasingly, small businesses serving the intelligence community. To a lesser extent, our lines of business compete on certain contracts with major prime A&D contractors, including Lockheed Martin, General Dynamics, Northrop Grumman, Raytheon, and Boeing.

Our success depends upon our ability to develop, market, produce, and deliver our products and services at costs consistent with our customers' expectations, as well as our ability to provide the workforce, technologies, facilities, equipment, and financial capacity needed to deliver those products and services with maximum efficiency.

Human Capital Resources

We recognize that our employees are our most important resources and serve as the foundation for our ability to achieve financial and strategic objectives. Our employees are critical to driving operational execution, meeting customer expectations, delivering strong financial performance, advancing innovation, and maintaining a strong quality and compliance program. Our leaders believe each employee contributes to our success. We have over 44,000 employees. We are the largest industrial employer in Virginia and the largest private employer in Mississippi. We employ individuals specializing in 19 crafts and trades, with approximately 7,000 engineers and designers and approximately 3,700 employees with advanced degrees. Our workforce contains many third-, fourth-, and fifth-generation employees, and approximately 1,600 employees with more than 40 years of continuous service. Employees in our shipbuilding segments with more than 40 years of continuous service achieve the honor of "Master Shipbuilder." As of December 31, 2023, we had 1,322 Master Shipbuilders at Newport News and 227 at Ingalls. We also employ more than 6,700 veterans across the enterprise.

In addition, over 1,400 apprentices are enrolled in more than 27 crafts and advanced programs at our two shipbuilding segments. From nuclear pipe welders to senior executives, we employ approximately 4,100 apprentice school alumni at Newport News and Ingalls.

Approximately 45% of our employees are covered by a total of nine collective bargaining agreements and one site stabilization agreement. Newport News has three collective bargaining agreements covering represented employees, which expire in April 2024, February 2027, and December 2027. Newport News craft workers employed at the Kesselring Site near Saratoga Springs, New York are represented under an indefinite DoE site agreement. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Approximately 15 Mission Technologies employees in Klamath Falls, Oregon are covered by a collective bargaining agreement that expires in June 2025.

We have not experienced a work stoppage in more than 24 years at Newport News and more than 16 years at Ingalls. We are committed to working effectively with our existing unions and believe our relationship with our represented employees is satisfactory.

The success and growth of our business depends in large part on our ability to attract, retain, and develop a skilled and diverse workforce of talented and high-performing employees at all levels of our organization. To succeed in the markets in which we compete for labor, we have developed key workforce development, recruitment, and retention strategies and objectives that we focus on as part of the overall management of our business. These strategies and objectives form the pillars of our human capital management framework and are advanced through the following programs, policies, and initiatives:

Competitive Pay and Benefits **-** Our compensation programs are designed to ensure we have the ability to attract, retain, and motivate employees to achieve our objectives.
  - We provide employee base wages and salaries that are competitive and consistent with employee positions, skill levels, experience, knowledge, and geographic location.
  - We utilize nationally recognized surveys and outside compensation and benefits consulting firms to independently evaluate the effectiveness of our employee and executive compensation and benefit programs and to provide benchmarking against our peers within the industry.
  - The structure of our executive compensation programs balances incentive earnings for both short-term and long-term performance, and we align our executive long-term equity compensation metrics with long-term shareholder interests.
  - Employees are eligible for health insurance, paid and unpaid leaves, 401(k) plans, and life and disability/accident insurance coverage. We also offer a variety of benefits that allow employees to select the options that meet their needs, including: annual leave/paid time off; paid holidays, flexible work arrangements/schedules; telemedicine; parental leave; transgender medical coverage; and a wellness program that includes physical, mental, and financial wellness components. We also fund the operation of Family Health Centers near our two shipyards, which provide a full range of medical, lab, pharmacy, dental, physical therapy, and vision services.

Recruitment, Training, and Workforce Development **-** Our three segments hire thousands of employees each year. In 2023, we hired approximately 9,500 new employees. To help us meet this large demand for talent, we have created, developed, and maintain multiple talent pipelines. One of the key components of our approach to workforce development is to "grow our own." We operate two apprentice schools, one at Ingalls and one at Newport News. The Newport News Apprentice School was founded in 1919, and the Ingalls Apprentice School was founded in 1952.

The two apprentice schools combined have graduated over 14,400 graduates since their inceptions. The schools are nationally renowned and are critical to training both our craft/trades and technical workforce, as well as developing the future leaders of our company. The Ingalls Apprentice School has partnered with the Mississippi Gulf Coast Community College to permit their apprentices to earn credits toward an associate's degree. The Newport News Apprentice School has partnered with two community colleges, as well as Old Dominion University, to enable apprentices to earn a bachelor's degree in Mechanical Engineering, Electrical Engineering, or Modeling & Simulation.

In addition to operating our own apprentice schools, we maintain effective partnerships with colleges and universities, military bases for transitioning veterans, and regional community colleges to enable us to recruit and hire engineering, IT, and other technical talent. Working closely with state and local government leaders, we have successfully facilitated local, regional, and state-wide workforce development and education initiatives that include pre-K programs, high school trades programs/talent development labs, pre-hire trades/technical community college programs, interns/co-ops with colleges and universities, adult trades programs, veterans and military spouses training programs, and unemployed/underemployed training programs.

We view our workforce development process critical to our success and have developed a robust and effective succession planning process that ensures continuity in our leadership ranks. Since our founding in 2011, we have followed our succession plans 82% of the time when replacing a vacancy in an existing vice president position, and we have filled 82% of newly created vice president positions with internal hires. See "Risk Factors" in Item 1A for further information regarding our human capital resources.

Environmental, Health & Safety ("EH&S") - The health, safety, and well-being of our employees, together with protection of the environment in the communities in which we operate, is one of our core values and rooted in our culture across the enterprise. We prioritize, manage, and carefully track safety performance and integrate sound environmental, safety, and health practices to make a meaningful difference in every facet of our operations, particularly at our shipbuilding segments and at DoE sites on which Mission Technologies segment employees work.
Safety goals are included in operational metrics under the Newport News and Ingalls compensation programs. We also use a wide variety of training courses, pre-job "Take Five" crew talks, medical surveillance programs, and employee involvement to focus our workforce on EH&S. At Newport News and Ingalls, a key component of our EH&S program is the utilization of health and safety teams, which are comprised of production and maintenance employees and front-line managers whose goal is to educate, engage, and empower our workforce toward a culture that strives to reduce injury, illness, and environmental impacts. We employ programs focused on identifying, reporting, and abating near misses and other programs that aim to recognize, evaluate, and control hazards.

We track multiple metrics related to occupational injuries as one of several methods to monitor our safety performance. One of the key metrics is Total Case Rate ("TCR"), which is the number of Occupational Safety and Health Administration ("OSHA") recordable injuries per 100 equivalent employees. The TCR for Newport News was 5.15 in 2023, 5.58 in 2022, and 5.64 in 2021, and the TCR at Ingalls was 6.31 in 2023, 5.67 in 2022, and 6.26 in 2021. Newport News also tracks Days Away, Restricted or Transferred ("DART"), which is the number of OSHA recordable cases in which the employee is unable to work, cannot work due to a restriction, or can work with a restriction as a result of an injury per 100 equivalent employees. DART at Newport News was 4.10 in 2023, 4.86 in 2022, and 4.45 in 2021. Before 2023, Ingalls tracked two other safety metrics: Lost Time Case Rate ("LTCR"), which is the number of employees that lost work time per 100 employees, and Lost Work Day Rate ("LWDR"), which is the number of lost workdays per 100 full-time employees. The LTCR and LWDR at Ingalls were 2.55 and 73.06 respectively, in 2022, and 2.75 and 76.32, respectively, in 2021. In 2023 Ingalls began to track DART, in lieu of LTCR and LWDR. DART at Ingalls was 3.34 in 2023.

Advancing and Celebrating Diversity and Inclusion ("D&I") - We believe we gain a key competitive advantage by building a workforce community that values contributions and perspectives from a variety of backgrounds, skills, and experiences regardless of race, ethnicity, color, religion, sex, disability, nationality, or other differentiation, and our leaders leverage the differences within their teams. We also believe D&I is vital to our ability to grow and innovate in an ever-changing, fast-paced environment. Our diverse and inclusive workplace encourages different perspectives and ideas, which we believe enables better business decisions. The following are highlights of our D&I program:

- Employee Resource Groups ("ERGs") are a key component of our corporate culture and an important part of our diversity and inclusion strategy. We currently sponsor 23 ERGs, which represent 10 distinct affinity groups, including those that support African Americans, Asian and Pacific Islanders, Hispanics, Women and Women in Engineering, LGBTQ+ employees, veterans, multiple generations, newly hired employees, and wellness. Our ERGs are employee-led and open to all employees.
- We have established D&I Councils, which provide strategic direction, guidance, and advocacy for our D&I initiatives and advancements. These councils are led by senior executives and include high-performing employees and leaders from across our enterprise.
- We have a long history of participation in a number of annual national diversity conferences, including Black Engineer of the Year Awards (BEYA), Society of Hispanic Engineers and Professionals (SHPE), Society of Asian Scientists and Engineers (SASE), and Women of Color STEM Conference. These events provide recruitment, recognition, and development opportunities for our diverse workforce.

Available Information

We maintain a website at the following address: www.hii.com. References to our websites in this report are provided as a matter of convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the website. Accordingly, such information should not be considered part of this report. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These include our Annual Reports on Form 10–K, our Quarterly Reports on Form 10–Q, and our Current Reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

In addition, we routinely post on the "Investors" page of our website (www.ir.hii.com) news releases, announcements, and other statements about our business and results of operations, some of which may contain information that may be deemed material to investors. Therefore, we encourage investors to monitor the "Investors" page of our website and review the information we post on that page.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information about SEC registrants, including us.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K and in our other filings with the SEC, as well as other statements we may make from time to time, other than statements of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause our actual results to differ materially from the results anticipated by our forward-looking statements, which include, but are not limited to:

- changes in government and customer priorities and requirements (including government budgetary constraints, shifts in defense spending, and changes in customer short-range and long-range plans);
- our ability to estimate our future contract costs, including cost increases due to inflation, and perform our contracts effectively;
- changes in procurement processes and government regulations and our ability to comply with such requirements;
- our ability to deliver our products and services at an affordable life cycle cost and compete within our markets;
- natural and environmental disasters and political instability;

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- our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures, and strategic acquisitions;
- adverse economic conditions in the United States and globally;
- health epidemics, pandemics and similar outbreaks;
- our ability to attract, retain, and train a qualified workforce;
- disruptions impacting global supply, including those resulting from the ongoing conflict between Russia and Ukraine and in the Middle East;
- changes in key estimates and assumptions regarding our pension and retiree health care costs;
- security threats, including cyber security threats, and related disruptions; and
- other risk factors discussed herein and in our other filings with the SEC.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make.

Item 1A. Risk Factors

Our consolidated financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control, that may cause actual performance to differ materially from historical or projected future performance. We encourage you to consider carefully the risk factors described below when evaluating the information contained in this report as the outcome of one or more of these risks could have a material adverse effect on our financial position, results of operations and/or cash flows.

Industry and Economic Risk Factors

We depend on the U.S. Government for substantially all of our business, and risks that arise from conducting business with the U.S. Government could have a material adverse effect on our financial position, results of operations, or cash flows.

A substantial majority of our business consists of the design, construction, repair, and maintenance of nuclear-powered ships and non-nuclear ships for the U.S. Navy and coastal defense surface ships for the U.S. Coast Guard, as well as the refueling and overhaul and inactivation of nuclear-powered ships for the U.S. Navy. We also provide integrated solutions that enable today's connected, all-domain force, including C5ISR systems and operations; the application of Artificial Intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; unmanned autonomous systems; live, virtual, and constructive training solutions; fleet sustainment; and critical nuclear operations. Substantially all of our revenues in 2023 were derived from products and services sold to the U.S. Government, and we expect this to continue for the foreseeable future. In addition, substantially all of our backlog as of December 31, 2023, was related to products and services deliverable to the U.S. Government. Our U.S. Government contracts are subject to various risks, including customer political and budgetary constraints and processes, changes in customer short-term and long-term strategic plans, the timing of contract awards, significant changes in contract scheduling, recessionary impacts on government spending, intense contract award and funding competition, challenges forecasting costs and schedules for bids on developmental and sophisticated technical work, and contractor suspension or debarment in the event of certain legal or regulatory violations. Any of these factors could materially affect our business with the U.S. Government, which in turn would have a material adverse effect on our financial position, results of operations, or cash flows.

Significant delays or reductions in appropriations for our programs, changes in customer priorities, and potential contract terminations could have a material adverse effect on our financial position, results of operations, or cash flows.

We are directly dependent upon Congressional funding of U.S. Navy, U.S. Coast Guard, and other federal agency programs. Under the normal legislative process, Congress completes 12 annual appropriations bills each fiscal year to fund the activities of the federal agencies. When Congress is unable to pass appropriations bills before the beginning of a fiscal year, a continuing resolution can be enacted to provide stopgap funding for a specified period of time at a specified rate, often the prior year's appropriations level. When the U.S. Government operates under a continuing resolution, limitations can be placed on production increases, multi-year procurements, and new program starts, which may result in delays or cancellation of new contract awards. When the U.S. Government fails to enact annual appropriations or a continuing resolution, a full or partial federal government shutdown may occur. A federal government shutdown could, in turn, result in the delay or cancellation of government programs, or the delay of contract payments, which could have a negative effect on our cash flows and adversely affect our future results of operations.

Congress sometimes appropriates funds on an annual fiscal year basis for programs for which the performance period may extend over multiple years. Such programs are funded initially on a partial basis, and additional funds are committed only as Congress makes further appropriations. If we incur costs in excess of existing funding on a contract, we may not recover those costs unless and until additional funds are appropriated. We cannot predict the extent to which total funding or funding for individual programs will be included, increased, or reduced as part of the annual budget process or through continuing resolutions or individual supplemental appropriations.

For additional information relating to the U.S. defense budget, see the Business Environment section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Current U.S. Government spending levels for defense-related or other programs may not be sustained, and future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide products or services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of uncertainty surrounding the federal budget, increasing political pressure and legislation, shifts in spending priorities from defense-related or other programs as a result of competing demands for federal funds, the number and intensity of military conflicts or other factors. For example, the military conflicts between Russia and Ukraine and Israel and Hamas have resulted in increased security assistance to Ukraine and Israel, respectively. Changes in defense budgetary priorities as a result of such conflicts or otherwise could have an adverse impact on our results.

Demand for our products and services can also be affected by shifts in customer priorities resulting from changes in military strategy and planning. In response to the need for less expensive alternatives and the increasing proliferation of advanced weapons, future strategy reassessments by the DoD may result in decreased demand for our shipbuilding programs, including our aircraft carrier programs. We cannot predict the impact of changes to customer priorities on existing, follow-on, replacement, or future programs. A shift of priorities to programs in which we do not participate and related reductions in funding for or the termination of programs in which we do participate could have a material adverse effect on our financial position, results of operations, or cash flows.

As of December 31, 2023, our total backlog was $48.1 billion, including $26.0 billion in funded backlog. The U.S. Government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination of a contract for the U.S. Government's convenience, a contractor is normally able to recover costs already incurred on the contract and profit on incurred costs up to the amount authorized under the contract, but not the profit that would have been earned had the contract been completed. Our unfunded backlog contains management's estimate of revenues expected to be realized on unfunded contracts that may never be realized. Any termination could also result in the cancellation of future work on the related program. A termination resulting from our default can expose us to various liabilities, including excess re-procurement costs, and could negatively affect our ability to compete for future contracts. Any contract termination could have a material adverse effect on our financial condition, results of operations, or cash flows.

Changes to Department of Defense business practices could have a material effect on DoD's procurement process and adversely impact our current programs and potential new awards.

Our industry has experienced, and we expect will continue to experience, significant changes to business practices resulting from greater focus on affordability, efficiencies, business systems, recovery of costs, and a reprioritization of defense funding. These initiatives and changes to procurement practices may change the way U.S. Government contracts are solicited, negotiated, and managed, and may impact whether and how we pursue opportunities to provide our products and services to the U.S. Government, including the terms and conditions under which we do so, which may have an adverse impact on our business, financial condition, results of operations, and cash flows. Changes in procurement practices favoring incentive-based fee arrangements, different award fee criteria (such as the evaluation of environmental factors), non-traditional contract provisions, and cost mandates from the government may affect our profitability and the predictability of our profit rates.

The U.S. Government is also pursuing alternatives to shift additional responsibility and performance risks to contractors. For example, the DoD is accelerating development and acquisition of new technologies through rapid acquisition alternatives and procedures, including through other transaction authority agreements ("OTAs"). In recent years, the DoD has increased the frequency and size of OTAs, and we expect this trend to continue in the future. OTAs are exempt from many traditional procurement laws, including the FAR, and may be used, subject to certain conditions, for research, prototype development, and follow-on production for a successful prototype. OTA awards include, in certain instances, that a significant portion of the work under the OTA be performed by a non-traditional defense contractor or that a portion of the cost of the prototype project be funded by non-governmental sources. If we cannot successfully adapt to the DoD's accelerated acquisition processes or if the DoD significantly increases the use of OTAs with non-traditional defense contractors or increases cost sharing mandates, we may lose new strategic business opportunities in high-growth areas and our future performance and results of operations could be adversely affected.

In addition to the DoD's business practice initiatives, the DCMA and DCAA have implemented cost recovery/cost savings initiatives to prioritize cost recovery/savings. As a result, we have experienced and may continue to experience a higher number of audits and/or lengthened periods of time required to close open audits. Moreover, the thresholds for certain allowable costs, including compensation costs, have been significantly reduced, and the allowability of other types of costs are being challenged, debated, and, in certain cases, modified. Significant changes to the thresholds for allowable costs or the allowability of certain costs could adversely affect our financial position, results of operations, or cash flows.

Competition within our markets or an increase in bid protests may reduce our revenues and market share.

U.S. defense spending levels are uncertain and difficult to predict. A longer term trend in reduced U.S. Navy shipbuilding activity, evidenced by the reduction in fleet size from 566 ships in 1989 to 291 ships as of December 31, 2023, has resulted in workforce reductions but limited infrastructure consolidation. The general result has been fewer contracts awarded to the same fixed number of shipyards. Five major private United States shipyards, two of which we own, plus many other smaller private shipyards compete for contracts to construct, overhaul, repair, and convert naval vessels. Additionally, our products, such as aircraft carriers, submarines, amphibious assault ships, surface combatants, and other ships, compete for funding with each other, as well as with other defense products and services. We expect competition for future shipbuilding programs to be intense.

We compete with another large defense contractor for contracts to build surface combatants, submarines, and large deck amphibious ships, and smaller shipyards have entered the market for surface combatants. We may compete in the future with the same contractor and other shipyards to build new and different classes of ships, as well as ships for which we are currently the sole source, including expeditionary warfare and amphibious assault ships. Moreover, reductions in U.S. defense spending that reduce the demand for the types of ships we build and services we provide increase our exposure to market competition risk. If we are unable to continue to compete successfully we may generate lower revenues and lose market share, which would negatively impact our financial condition, results of operations, and cash flows and could impact our ability to compete for future defense contracts.

Although we are the only company currently capable of refueling nuclear-powered aircraft carriers, two existing U.S. Government shipyards may be able to refuel nuclear-powered aircraft carriers if they made substantial investments in facilities, personnel, and training. U.S. Government-owned shipyards currently engage in the refueling, overhaul, and inactivation of *Los Angeles* class (SSN 688) submarines and are capable of repairing and overhauling non-nuclear ships. If a U.S. Government-owned shipyard became capable of and engaged in the refueling of nuclear-powered aircraft carriers, our financial position, results of operations, or cash flows would likely be adversely affected.

We also compete in the shipbuilding engineering, planning, and design market with companies that provide engineering support services. Such competition increases the risk we may not be the successful bidder on future U.S. Navy engineering proposals, including aircraft carrier research and development, submarine design, and surface combatant and amphibious assault ship program contracts.

Mission Technologies competes domestically and internationally, across our business capability, against large A&D companies, primarily L3 Harris, Amentum, ManTech, Leidos, and, increasingly, small businesses serving the intelligence community. To a lesser extent, our lines of business compete on certain contracts with major prime A&D contractors, including Lockheed Martin, General Dynamics, Northrop Grumman, Raytheon, and Boeing.

Our competitive environment is also affected by bid protests from unsuccessful bidders on new program awards. As the competitive environment intensifies, the number of bid protests may increase. Bid protests can result in an award decision being overturned, requiring a re-bid of the contract. Even when a bid protest does not result in a re-bid, resolution of the matter typically extends the time until contract performance can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Changes in estimates used in contract accounting could affect our profitability and our overall financial position.

Contract accounting requires judgments relative to risk assessments, contract revenue and cost estimates, and assumptions regarding schedule and technical issues. The size and nature of many of our contracts make the estimation of total revenues and costs at completion complicated and subject to many variables. For new shipbuilding programs, we estimate, negotiate, and contract for construction of ships that are not completely designed, which subjects our risk assessments, revenue and cost estimates, and assumptions to the variability of the final ship design and an evolving scope of work. Our assessment, estimation, and assumption processes significantly impact our contract accounting, and materially different amounts can result if different assumptions are used or if actual events differ from our assumptions. Future changes in assumptions, circumstances, or estimates may have a material adverse effect on our future financial position, results of operations, or cash flows. See the Contracts section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Our level of indebtedness and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or our ability to incur additional debt.

Our ability to make payments on and to refinance our current or future indebtedness will depend on our ability to generate cash from operations, financings, or asset sales, which may be subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other unfavorable actions, including reducing funding for working capital, capital expenditures, and general corporate purposes; reducing our cash dividend rate and/or share repurchases; or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the defense industry could be impaired. In the event of a default on any of our indebtedness, the lenders who hold such debt could accelerate amounts due, which could potentially trigger a default or acceleration of our other indebtedness.

We have classified contracts with the U.S. government, which limits investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government and its agencies that are subject to security restrictions (e.g., contracts involving classified information and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, programs or personnel holding clearances, we may be subject to legal, financial, operational and reputational harm. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified business or our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

Business and Operational Risk Factors

Cost growth on flexibly priced contracts that does not result in higher contract prices due from customers reduces our profit and exposes us to the potential loss of future business.

Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. Cost growth can occur if expenses to complete a contract increase due to inflation, technical challenges, manufacturing difficulties, delays, workforce-related issues, or inaccurate initial contract cost estimates. Reasons may include labor shortages or reduced productivity, the nature and complexity of the work performed, the timeliness and availability of materials or equipment, subcontractor performance or product quality issues, performance delays, availability and timing of customer funding, and natural disasters. A significant increase in contract costs from our original cost estimates on one or more contracts could have a material adverse effect on our financial position, results of operations, or cash flows.

Our ability to recover costs and realize profits on contracts with our U.S. Government customers depends upon the type of contract under which we are performing: firm fixed-price, fixed-price incentive, cost-type, or time and material. See the Contracts section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 for descriptions of the types of contracts that comprise our business.

Approximately 51% of our revenues in 2023 were generated under fixed-price incentive contracts, approximately 44% were generated under cost-type contracts, approximately 2% were generated under time and material contracts, and approximately 3% were generated under firm fixed-price contracts. Fixed price contracts increase the risk that we may not recover all of our costs or will generate less profit or a loss. Under each type of contract, our operating results could be adversely affected if we are unable to control costs, particularly if we are unable to negotiate an increase in contract price with our customers.

U.S. Government contracts can extend for years, and unforeseen events, such as technology difficulties, fluctuations in the price of raw materials, a significant increase in or sustained period of higher inflation, supplier issues, including equipment delays, labor market conditions, and cost overruns, can result in the contract price becoming less favorable or even unprofitable to us over time. Higher interest rates resulting from inflationary pressures can also impact the fair values of our contracts. Moreover, if we fail to meet contract deadlines or specifications, we may be required to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages, or suffer major losses if the customer exercises its right to terminate.

Some of our contracts have provisions relating to cost controls and audit rights, and, if we fail to meet the terms specified in those contracts, we may not realize their full benefits. Cost overruns would adversely impact our results of operations, which are dependent on our ability to maximize our earnings from our contracts, and the potential risk would be greater if our contracts shifted toward a greater percentage of fixed-price contracts, particularly firm fixed-price contracts. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards. In addition, changes in contract financing policy for fixed-price contracts, such as changes in performance and progress payments policies, including a reversal or modification of the DoD's March 2020 increase to the applicable progress payment rate from 80% to 90%, could significantly affect the timing of our cash flows.

From time to time, we may begin performance under an undefinitized contract action with a not-to-exceed price prior to completing contract negotiations, in order to support U.S. government priorities. Uncertainties relating to final contract price, specifications and terms, or loss of negotiating leverage associated with contract definitization, may negatively affect our profitability.

We depend on the recruitment and retention of qualified personnel, and our failure to attract, train and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our performance is dependent upon our ability to identify, attract, train, and retain a workforce with the requisite skills in multiple areas, including: engineering, nuclear, trades and crafts, manufacturing, information technology, and cybersecurity. Our operating performance is also dependent upon personnel who hold security clearances and receive substantial training to work on certain programs or tasks and can be difficult to replace on a timely basis if we experience unplanned attrition.

A growing portion of our current workforce is nearing or eligible for retirement. To the extent we lose experienced personnel, it is critical that we hire new qualified personnel, develop and train inexperienced employees, and successfully manage the short and long-term transfer of critical knowledge and skills. Competition for talent is intense, and this may affect our ability to successfully attract or retain personnel with the requisite skills or clearances. We compete with commercial technology companies outside of the shipbuilding and defense industry for qualified technical positions. Such companies may be able to offer more attractive compensation and other benefits to candidates, including in the recruitment of our existing employees. As a result of the above factors, we have experienced, and expect to continue to experience, significant difficulties hiring and retaining personnel with relevant qualifications and experience, which has negatively impacted, and may continue to negatively impact, our results of operations, financial condition, and cash flow, and could impact our ability to perform under our contracts and compete for new contracts. We have also experienced higher labor, recruiting, and training costs to attract and retain such employees, which has negatively impacted our results of operations, financial condition, and cash flow. A shortage of skilled employees has and may continue to impact our ability to perform our contracts and may impact our ability to compete for new contracts.

Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing.

We rely on third parties to provide raw materials, major components and sub-systems, hardware elements, and sub-assemblies for our products and to perform certain services we provide to our customers, in compliance with applicable laws and regulations, including applicable DoD cybersecurity requirements. Disruptions and performance issues from our suppliers and subcontractors, or inconsistencies between our contractual obligations to our customers and our agreements with our subcontractors and suppliers, could adversely impact our ability to meet our commitments to customers. Our ability to satisfy our obligations on a timely basis are adversely affected if one or more of our suppliers or subcontractors are unable to provide agreed-upon products, materials, or services in a timely, compliant, and cost-effective manner, or they otherwise fail to satisfy contractual requirements. The inability of our suppliers or subcontractors to meet expectations could also result in our need to transition to alternate parties, which could result in significant incremental cost and delay, or the need for us to provide other supplemental support to our existing suppliers and subcontractors.

Our costs to manufacture our products can increase over the terms of our contracts, including as a result of increases in material costs and wages. Although we may be protected from increases in material costs through cost escalation provisions, the difference in basis between our actual material costs and industry indices may expose us to cost recovery risk. Our bids for longer-term firm fixed-price contracts typically include assumptions for labor and other contract costs that historically have been sufficient to cover cost increases over the period of performance. If, however, recent inflationary conditions continue over the long-term, our cost assumptions may not be sufficient to cover potential contract cost growth. In addition, significant delays in deliveries of key raw materials, which may occur as a result of shortage or pricing, could have a material adverse effect on our financial position, results of operations, or cash flows.

In some cases, only one supplier may exist for certain components and parts required to manufacture our products. The inability of a sole source supplier to provide a necessary component or part on a timely, compliant, and cost-effective basis could increase our contract cost and affect our ability to satisfy our contract obligations.

Our procurement practices are intended to provide materials, components, parts, and services that meet contract specifications and to reduce the likelihood of our procurement of unauthorized, non-compliant, or deficient goods and services. We rely on our subcontractors and suppliers to comply with applicable laws, regulations, and the obligations set forth in the HII Supplier Code of Conduct, through representations and certifications from our subcontractors and suppliers regarding such compliance. We also conduct technical assessments, inspections, and audits, as necessary, with subcontractors and suppliers. Notwithstanding the actions we take to mitigate the risk of receiving non-compliant materials, components, parts, and services, subcontractors and suppliers sometimes provide us with unauthorized, non-compliant, or deficient goods and services, which can increase our contract costs and impact our ability to satisfy our contract obligations to our customers.

Many of our contracts include performance obligations that incorporate innovative designs, state-of-the-art manufacturing expertise, or new technologies, or otherwise are dependent upon factors not wholly within our control, and failure to meet performance expectations could adversely affect our profitability and future prospects.

We design, develop, and manufacture products and perform services that often involve innovative designs, new technologies, and complex manufacturing processes. Delays and issues with product development, technology implementation, manufacturing, or subcontractor components or services can impact our contract performance.

First-in-class ships, also known as lead ships, usually include new technologies supplied by the U.S. Navy or other contractors or developed by us. Problems associated with development or implementation of these new technologies or design changes in the construction process can lead to delays in the design and construction schedule. The risks associated with new technologies or design changes during construction can both increase the cost of a ship and delay delivery.

Our products cannot always be tested and proven and are otherwise subject to unforeseen problems, including premature failure of elements that cannot be accessed for repair or replacement, substandard quality or workmanship, and unexpected degradation of product performance. These failures could result in loss of life or property and could negatively affect our results of operations as a result of unanticipated expenses that we don't recover, diversion of management attention, loss of follow-on work, and, in the case of certain contracts, reimbursement to the customer of contract costs and fee payments previously received.

We periodically experience quality issues with respect to products and services that we sell to our U.S. Government customers. These issues can and have required significant resources to determine the source of the deficiencies and implement corrective actions. We may discover quality issues in the future related to our products and services that require analysis and corrective action. Such issues and our responses and corrective actions could have a material adverse effect on our financial position, results of operations, or cash flows.

Changes in key estimates and assumptions associated with postretirement benefit plans, such as discount rates and assumed long-term returns on assets, actual investment returns on our pension plan assets, and legislative and regulatory actions could significantly affect our financial position, results of operations, and cash flows.

Our pension and retiree health care costs are dependent upon various estimates and assumptions, particularly with respect to the discount rate and expected long-term rates of return on plan assets, which to a large extent are reflective of the financial markets and economic conditions. Changes to these estimates and assumptions and differences between expected and actual returns on plan assets could significantly impact our retirement related expense, the funded status of benefit plans, and contributions to our defined benefit pension and other postretirement benefit plans, which could have material adverse effects on our financial position, results of operations, or cash flows. In addition, pension cost recoveries under CAS for our U.S. Government contracts occur in different periods from those in which pension expense is recognized under accounting principles generally accepted in the United States ("GAAP") or the periods in which we make contributions to our benefit plans, and changes to estimates and assumptions and differences between expected and actual returns could adversely affect the timing of those pension cost recoveries.

We have taken actions intended to mitigate the risk related to our defined benefit pension plans through pension risk transfer transactions whereby we purchase group annuity contracts ("GACs") from insurance companies using assets from the pension trust. We expect to continue to evaluate such transactions in the future. Although we are relieved of all responsibility for the associated pension obligations under the GACs we have purchased to date, we may in the future purchase GACs whereby the insurance company reimburses the pension plans but we remain responsible for paying benefits under the plans to covered retirees and beneficiaries and are subject to the risk that the insurance company will default on its obligations to reimburse the pension trusts. While we believe pension risk transfer transactions are beneficial, future transactions, depending on their size, could result in us making additional contributions to the pension trust and/or require us to recognize noncash settlement charges in earnings in the applicable reporting period.

Our business is subject to disruptions caused by natural disasters, environmental disasters, and other events that could have a material adverse effect on our financial position, results of operations, or cash flows.

We have significant operations located in regions of the United States that have been and may in the future be exposed to damaging storms, such as hurricanes and floods, the intensity and frequency of which are being exacerbated by climate change, other impacts of climate change, including rising sea waters, and environmental disasters, such as oil spills. Natural disasters can disrupt our workforce, electrical and other power distribution networks, computer and internet operations and accessibility, and critical industrial infrastructure needed for normal business operations, which can adversely affect our contract performance and, as a result, our financial results. Environmental disasters, particularly oil spills in waterways and bodies of water we use for transporting and testing our ships, can cause schedule delays under our contracts with the U.S. Navy and the U.S. Coast Guard.

Damage and disruption resulting from natural and environmental disasters may be significant. Should insurance or other risk transfer mechanisms be unavailable or insufficient to recover material costs associated with natural or environmental disasters or other events, we could experience a material adverse effect on our financial position, results of operations, or cash flows. See *Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and financial position.*

Our suppliers and subcontractors are also subject to natural and environmental disasters that could affect their ability to deliver products or services or otherwise perform their contracts. Performance failures by our subcontractors or suppliers due to natural or environmental disasters may adversely affect our ability to perform our contracts, which could reduce our profitability in the event damages or other costs are not recoverable from the subcontractor or supplier, our customer, or insurers. Such events could also result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.

We face risks related to health epidemics, pandemics, and similar outbreaks.

We face various risks related to health epidemics, pandemics, and similar outbreaks, including global health crises like COVID-19. Such risks include disruptions or restrictions on our employees' ability to work or work effectively, temporary closures of our facilities or the facilities of our customers or suppliers, delays in supplier deliveries, and delays in customer contract awards. We experienced higher employee absentee rates as a result of COVID-19, which increased our costs and generated delay and disruption, impacted our performance on our contracts, and degraded our financial performance. We could incur similar impacts in the future, in connection with health epidemics, pandemics, or similar outbreaks, and related cost increases may not be fully recoverable under our contracts or adequately covered by insurance, which could impact our profitability.

The COVID-19 health crisis also created challenges for our suppliers relative to their workforces, access to necessary components, materials, and other supplies at reasonable prices, and access to support services, such as shipping and transportation. These challenges have impacted the ability of suppliers to provide agreed-upon goods and services in a timely, compliant, and cost-effective manner. We may in the future incur additional costs and performance challenges, including as a result of higher prices, schedule delays, or the need to identify and develop alternative suppliers.

Our business could be negatively impacted if we are unsuccessful negotiating new collective bargaining agreements.

Approximately 45% of our employees are covered by a total of nine collective bargaining agreements and one site stabilization agreement. Newport News has three collective bargaining agreements covering represented employees, which expire in April 2024, February 2027, and December 2027. Newport News craft workers employed at the Kesselring Site near Saratoga Springs, New York are represented under an indefinite DoE site agreement. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Approximately 15 Mission Technologies employees in Klamath Falls, Oregon are covered by a collective bargaining agreement that expires in June 2025.

Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. While we believe we maintain satisfactory relationships with our represented workers, it is possible we may experience difficulties renegotiating expiring collective bargaining agreements. We have experienced in the past work stoppages, strikes, and other labor disruptions associated with the collective bargaining of new labor agreements. If we experience such events in the future, we could incur additional costs or work delays that could adversely affect programs served by employees who are covered by collective bargaining agreements.

We could be negatively impacted by security threats, including cyber security threats, and related disruptions.

As a defense contractor, we rely on our information technology infrastructure to process, transmit, and store electronic information, including classified and other sensitive information of the U.S. Government. We face substantial cyber security threats to our information technology infrastructure, including threats to our and the U.S. Government's proprietary and classified information from advanced nation state threat actors, sophisticated cybercrime syndicates, hacktivists, and insiders. Such cyber security threats include security breaches (whether through cyber attack, cyber intrusion, or insider threat) via the internet; malicious software, including ransomware; computer viruses; attachments to emails; persons inside our organization or with access to systems inside our organization; subcontractors or suppliers; or other significant disruptions of our information technology networks and related systems or those of our suppliers or subcontractors.

Our information technology infrastructure is critical to the efficient operation of our business and essential to our ability to perform day-to-day operations. Breaches of our information technology can be expected to lead to the following types of adverse consequences: losses or misuse of sensitive information or capabilities; theft or corruption of data; harm to personnel, infrastructure or products; financial costs and liabilities; protracted interruptions of our operations and performance; significant recovery and restoration expenses; degraded performance on existing contracts; the misuse of our products; and exposure to reputational damage, potential liability, or the loss of current or future contracts, including work on sensitive or classified systems for the U.S. Government, any of which could have a material adverse effect on our operations, financial position, results of operations, or cash flows.

While we implement countermeasures to address the risks posed by cyber security threats, external and internal threat actors continuously seek to evade our cyber security countermeasures to gain unauthorized and unlawful access to our information technology infrastructure, assets, and data, both on premises and in the cloud. Even the most well-protected information, networks, systems, and facilities remain potentially vulnerable because attempted security breaches, particularly cyber attacks and cyber intrusions or disruptions, regularly occur and will continue to occur in the future and the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target. As a result, we are not always able to anticipate techniques or to implement adequate security barriers or other preventative measures.

Our suppliers, subcontractors, and other business partners also face cyber security and other security threats. Although we undertake cooperative efforts with our customers, suppliers, subcontractors, and other business partners to facilitate their understanding of cyber security threats they face and potential cyber security countermeasures to mitigate potential cyber attacks and other security threats, we rely substantially on the safeguards implemented by these organizations, which affects the security of our information. These organizations have varying levels of cyber security expertise and safeguards, and their relationships with U.S. Government contractors increases the likelihood that they are or will be targeted by the same cyber security threats we face.

We could also encounter threats to our physical security, including our facilities and personnel, and threats from workplace violence, civil unrest, acts of sabotage or terrorism, and other local security issues, any of which could disrupt our business. Such events may require us to incur greater costs for security or to shut down operations for a period of time.

Changes in future business conditions could cause business investments, recorded goodwill, and/or purchased intangible assets to become impaired, resulting in losses and write-downs that would reduce our operating income.

Our business strategy includes strategic business acquisitions and non-controlling investments in businesses. We make acquisitions and investments following careful analysis and due diligence to achieve a desired strategic objective or acquire a desired capability or technology. Acquisitions involve estimates, assumptions, and judgments to arrive at acquisition prices, which are allocated among acquired assets, including goodwill, based upon fair market values. Notwithstanding our acquisition process and business integration efforts, actual operating results of businesses we acquire or in which we invest may vary from expectations. In such events, we may be required to write down our carrying values of the related goodwill, purchased intangible assets, or investments. In addition, declines in the trading price of our common stock or the market as a whole can result in goodwill and/or purchased intangible asset impairment charges associated with our existing businesses.

As of December 31, 2023, goodwill and purchased intangible assets from prior business acquisitions accounted for approximately 23% and 8%, respectively, of our total assets. We evaluate goodwill values for impairment annually, or when evidence of potential impairment exists. We also evaluate the values of purchased intangible assets when evidence of potential impairment exists. The impairment tests are based on several factors involving judgment. As a general matter, a significant decrease in expected cash flows or unfavorable changes in market conditions may indicate potential impairment of recorded goodwill or purchased intangible assets.

Legal and Regulatory Risk Factors

As a U.S. Government contractor, we are heavily regulated and could be adversely affected by changes in regulations or negative findings from a U.S. Government audit or investigation.

As a U.S. Government contractor, we must comply with significant regulatory requirements, including those relating to award, administration, and performance of U.S. Government contracts, as well as legal and regulatory requirements relating to cyber security, environmental protection, and our nuclear operations. Government contracting requirements increase our contract performance costs and compliance costs and risks, and change on a routine basis. In addition, our nuclear operations are subject to an enhanced regulatory environment, which results in further performance and compliance requirements and higher costs. New laws, regulations, or procurement requirements, or changes to existing ones (including, for example, regulations related to recovery of compensation costs, cyber security, counterfeit parts, specialty metals, conflict minerals, and climate-related disclosure), can increase our performance costs and compliance costs and risks, and reduce our profitability.

We are overseen and audited by the U.S. Government and its various agencies, including the U.S. Navy's Supervisor of Shipbuilding, the DCAA, and the DCMA. These agencies evaluate our contract performance, cost structures, and compliance with applicable laws, regulations, and standards, as well as the adequacy of our business systems and processes relative to U.S. Government requirements. If an audit uncovers improper or illegal activities, we may be subject to administrative, civil, or criminal proceedings, which could result in fines, penalties, repayments, or compensatory, treble, or other damages. Certain U.S. Government findings against a contractor can also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges. Allegations of impropriety can also cause significant reputational damage.

The U.S. Government also has the ability to decrease or withhold contract payments if it determines significant deficiencies exist in one or more of our business systems. The U.S. Government has, in certain instances, withheld contract payments upon its assessment that deficiencies exist with one or more of our business systems, which can have a material impact on the timing of our cash receipts.

The U.S. Government has from time to time recommended that certain of our contract prices be reduced, or that certain costs allocated to our contracts be disallowed, which sometimes involve substantial dollar amounts. In response to U.S. Government audits, investigations, and inquiries, we have also made adjustments from time to time to our contract prices and costs allocated to our government contracts. Such audits, investigations, and inquiries may result in future reductions of our contract prices, which could be substantial. Costs we incur that are determined to be unallowable or improperly allocated to a specific contract will not be recovered or must be refunded to the customer if previously reimbursed.

We must comply with a variety of federal laws and regulations, including the FAR, the DFARS, the Truth in Negotiations Act, the False Claims Act, the Procurement Integrity Act, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act, the Foreign Corrupt Practices Act, and CAS. If a determination is made that we engaged in illegal activities or that we are not presently responsible, as defined under the FAR, we may be subject to reductions in contract values, contract modifications or terminations, penalties, fines, repayments, compensatory, treble, or other damages, or suspension or debarment, any of which could have a material adverse effect on our financial position, results of operations, or cash flows. In addition, cyber security and data privacy and protection laws and regulations are evolving and presenting increasing compliance challenges, which increase our costs and may affect our competitiveness, cause reputational harm, and expose us to damages claims, substantial fines, or other penalties.

Environmental costs could have a material adverse effect on our financial position, results of operations, or cash flows.

Our operations are subject to and affected by federal, state, and local environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal, and remediation of certain materials, substances, and wastes used in our operations. Future environmental laws or regulations could also impact us. Environmental laws and regulations may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges and/or to decrease the likelihood of accidental hazardous material releases. We expect to incur future capital and operating costs to comply with current and future laws and regulations for environmental protection and remediation, and such costs could be substantial, depending on the future proliferation of environmental requirements and the extent to which we discover currently unknown environmental conditions.

Shipbuilding operations require the use of hazardous materials. Our shipyards also generate significant quantities of wastewater, which we treat before discharging in compliance with applicable permits. To manage these materials, our shipyards have an extensive network of above ground and underground storage tanks, some of which have leaked and required remediation in the past. In addition, our use of hazardous materials has sometimes resulted in releases in our shipyards and occasionally in adjacent rivers and waterways in which we operate.

Various federal, state, and local environmental laws and regulations impose restrictions on the discharge of pollutants into the environment and establish standards for the transportation, storage, and disposal of toxic and hazardous wastes. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to the negligence or fault of such party and could expose us to liability for the conduct of or conditions caused by third parties. Moreover, if we violate the Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the EPA on the "Excluded Parties List" maintained by the General Services Administration, which would continue until the EPA concluded the cause of the violation was cured. Facilities on the "Excluded Parties List" are prohibited from working on any U.S. Government contract.

Our business may be impacted by climate change and governmental and industry actions taken in response. Changes in environmental and climate-related laws or regulations, including regulations on greenhouse gas emissions, carbon pricing, energy taxes, product efficiency standards, mandatory disclosure obligations, and U.S. Government procurement requirements, could increase our operational and compliance expenditures and those of our suppliers, including increased energy and raw materials costs and costs associated with manufacturing changes, and lead to new or additional investments in product designs and facility upgrades. Customers, shareholders, and institutional investors continue to increase their focus on environmental, social, and governance matters, including our environmental sustainability practices and commitments with respect to our operations, products, and suppliers. As a result, we anticipate that we will need to make additional investments in new technologies and capabilities and devote additional management and other resources in response to the foregoing.

The adoption of new environmental or climate change laws and regulations, stricter enforcement of existing laws and regulations, imposition of new cleanup requirements, discovery of previously unknown or more extensive contamination, litigation involving environmental matters, our inability to recover related costs under our government contracts, or the financial insolvency of other responsible parties could cause us to incur costs that could have a material adverse effect on our financial position, results of operations, or cash flows.

Our nuclear operations subject us to environmental, regulatory, financial, and other risks.

The design, construction, refueling and overhaul, repair, and inactivation of nuclear-powered aircraft carriers and nuclear-powered submarines, our nuclear facilities used to support such activities, our nuclear operations at DoE sites, and our activities in the commercial nuclear market subject us to various risks, including:

- Potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling, and disposal of radioactive materials, including nuclear assemblies and their components;
- Unplanned expenditures relating to maintenance, operations, security, and repairs, including repairs required by the U.S. Navy, the Nuclear Regulatory Commission, or the DoE;
- Reputational damage;
- Potential liabilities arising out of a nuclear incident whether or not it is within our control; and
- Regulatory noncompliance and loss of authorizations or indemnifications necessary for our operations.

Failure to properly store, handle, and dispose of nuclear materials could pose a health risk to humans and wildlife and could cause personal injury and property damage, including environmental contamination. If a nuclear accident were to occur, its severity could be significantly affected by the volume of the materials and the speed of remedial actions taken by us and emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions we might take in response to an accident could result in significant costs.

Our nuclear operations are subject to various safety related requirements imposed by the U.S. Navy, the DoE, and the Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines, or shut down our operations, depending on their assessment of the severity of the noncompliance. In addition, new or revised security and safety requirements imposed by the U.S. Navy, DoE, and Nuclear Regulatory Commission could require substantial capital and other expenditures.

Subject to certain requirements and limitations, our contracts with the U.S. Navy and DoE generally provide for indemnity by the U.S. Government for costs arising out of or resulting from our nuclear operations. We may not, however, be indemnified for all liabilities we may incur in connection with our nuclear operations. To mitigate risks related to our commercial nuclear operations, we rely primarily on insurance carried by nuclear facility operators and our own limited insurance for losses in excess of the coverage of facility operators. Such insurance, however, may not be sufficient to cover our costs in the event of an accident or business interruption relating to our commercial nuclear operations, which could have a material adverse effect on our financial position, results of operations, or cash flows.

Our reputation and our ability to conduct business may be impacted by the improper conduct of employees, agents, or business partners.

Our compliance program incorporates detailed compliance plans and related compliance controls, policies, procedures, and training designed to prevent and detect misconduct by employees, agents, business partners, and others working on our behalf, including suppliers and subcontractors, that would violate the laws of the jurisdictions in which we operate, including laws governing payments to government officials, the protection of export controlled or classified information, cost accounting and billing, competition, and data privacy. From time to time we are impacted by the misconduct of employees and business partners, and we may be impacted in the future by the misconduct of our employees, agents, business partners, and others working on our behalf, including suppliers and subcontractors. The risk of improper conduct may be expected to increase as we expand our operations into foreign jurisdictions. Any improper actions by our employees, agents, business partners, and others working on our behalf could subject us to administrative, civil, or criminal investigations and monetary and non-monetary penalties, including suspension or debarment, which could have a material adverse effect on our financial position, results of operations, or cash flows. Moreover, actions that are inconsistent with our values, including with respect to product safety or quality, legal or regulatory compliance, financial reporting, or people management, may cause us significant reputational damage.

Changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

Changes in U.S. (federal or state) or foreign tax laws and regulations, or their interpretation and application, including those with retroactive effect, could result in increases in our tax expense and affect profitability and cash flows. For example, beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures immediately in the year incurred and requires taxpayers to capitalize and amortize such expenditures over five years. This change reduced our 2023 cash from operations by $68 million, and we estimate it will reduce our 2024 cash from operations by approximately $59 million. The actual impact on 2024 cash from operations will depend on whether and when these provisions are deferred, modified, or repealed by Congress, including any retroactive application, among other factors.

In addition to future changes in tax laws, the amount of net deferred tax liabilities will change periodically as a result of a number of factors, including the measurement of our defined benefit pension plans, actual cash contributions to our defined benefit pension plans, changes in the timing of contract taxable income, and changes in the amount and timing of depreciation and amortization deductions. We are also regularly under audit or examination by taxing authorities, including foreign tax authorities. The final determination of tax liabilities and any related litigation could similarly result in unanticipated increases in our tax expense and affect profitability and cash flows.

We are subject to claims and litigation that could ultimately be resolved against us, requiring future material cash payments and/or future material charges against our operating income, which would materially impact our financial position, results of operations, or cash flows.

The size, nature, and complexity of our business make us highly susceptible to claims and litigation. We are subject to various administrative, civil, and criminal litigation, environmental claims, income tax proceedings, compliance proceedings, customer claims, and audits and investigations, which can divert financial and management resources and result in fines, penalties, compensatory, treble, or other damages, or nonmonetary sanctions. Government regulations also provide that certain allegations against a contractor may lead to suspension or debarment from government contracts or suspension of export privileges. Suspension or debarment would have a material adverse effect on our business because of our reliance on government contracts and authorizations. The negative resolution of litigation, claims, or investigations could have a material adverse effect on our financial position, results of operations, or cash flows. Any litigation, claim, audit, or investigation, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public and make it more difficult for us to compete effectively or acquire adequate insurance in the future. See Note 14: Investigations, Claims, and Litigation in Item 8.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

We own patents, trademarks, copyrights, and other forms of intellectual property related to our business, and we license intellectual property rights to and from third parties. The U.S. Government generally receives non-exclusive licenses to certain intellectual property we develop in the performance of U.S. Government contracts, and the U.S. Government may use or, in some cases, authorize third parties to use such intellectual property. The U.S. Government can take aggressive positions both as to the intellectual property to which they believe government use rights apply and to the acquisition of broad license rights. To the extent the U.S. Government is successful, the intellectual property on which we depend and our access to and use of certain supplier intellectual property could be negatively affected.

We also rely upon proprietary technology, information, processes, and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors, and other parties, as well as through other measures. These agreements and other measures may not, however, adequately protect the trade secrets on which we depend. In addition, trade secrets may be independently developed by competitors.

Our intellectual property is also subject to challenge, invalidation, infringement, misappropriation, or circumvention by third parties. In the event of infringement, misappropriation, breach of a confidentiality agreement, or unauthorized disclosure of proprietary information, we may not have adequate legal remedies to protect our intellectual property. Litigation to determine the scope of our rights or to protect our rights, even if successful, could be costly and a diversion of management's attention. If we are unable to protect our intellectual property rights adequately, our business could be adversely affected.

We also use certain intellectual property licensed to us by third parties. In the case of such licensed intellectual property, we may be unable in the future to secure the necessary licenses to use such intellectual property, or to secure the licenses on commercially reasonable terms.

Anti-takeover provisions in our organizational documents and Delaware law, as well as regulatory requirements, could delay or prevent a change in control.

Certain provisions of our Restated Certificate of Incorporation and Restated Bylaws may delay or prevent a merger or acquisition that stockholders might consider favorable. For example, our Restated Certificate of Incorporation and Restated Bylaws currently require advance notice for stockholder proposals and director nominations, and authorize our board of directors to issue one or more series of preferred stock. Delaware law also imposes restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us.

Our nuclear shipbuilding operations are considered vitally important to the U.S. Navy. As a result, our Navy contracts include notice and approval rights for the Navy and conditions regarding the Navy's obligations to indemnify us for losses relating to our naval nuclear operations, in the event of a change of control of our nuclear shipbuilding operations. Such provisions require us to provide the U.S. Navy with notice of any potential change of control of our nuclear shipbuilding operations and receive the Navy's consent to transfer certain related licenses to facilitate the Navy's ability to confirm that a potential buyer would continue to conduct our operations in a satisfactory manner.

Provisions of our Restated Certificate of Incorporation and our Restated Bylaws and our existing contracts with the U.S. Navy may have the effect of discouraging, delaying, or preventing a change of control of our company that may be beneficial to our stockholders and could have a negative impact on our stock price.

Our Restated Bylaws include an exclusive forum requirement for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for such disputes with us or our directors, officers, or employees.

Our Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees, or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery, (iv) any action asserting a claim arising pursuant to any provision of our Certificate of Incorporation or Restated Bylaws, (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the General Corporation

Law of the State of Delaware, or (vi) any action governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, which provides for exclusive jurisdiction of the federal courts.

The exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the exclusive forum provision contained in our Restated Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs and liabilities associated with resolving such action in other jurisdictions.

General Risk Factors

Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and financial position.

We seek to insure our significant risks and potential liabilities that are insurable, including, among others, property loss from natural disasters, product liability, and business interruption resulting from an insured property loss. In some circumstances, we may be indemnified for losses by the U.S. Government, subject to the availability of appropriated funds. Not every risk or liability can be protected by insurance, and, for insurable risks, the limits of coverage we can reasonably purchase may not be sufficient to cover the full amount of our actual losses or liabilities, including, for example, in the case of a catastrophic hurricane. In addition, the nature of our business can make it difficult to quantify the disruptive impact and loss resulting from such events. Limitations on the availability of insurance coverage may result in substantial uninsured losses, which could have a material adverse effect on our financial position, results of operations, or cash flows. Even in cases for which we have insurance coverage, disputes with insurance carriers over coverage may affect the timing of cash flows and cause us to incur significant expense to pursue insurance claims. In addition, an unfavorable outcome in the event of litigation with an insurance carrier may have a material adverse effect on our financial position, results of operations, or cash flows.

Market volatility and adverse capital market conditions may affect our ability to access cost-effective sources of funding and may expose us to risks associated with the financial viability of suppliers and subcontractors.

The financial markets experience high levels of volatility and disruption from time to time, reducing the availability of credit for certain issuers. We access these markets from time to time to support certain business activities, including funding acquisitions and capital projects and refinancing existing indebtedness. We may also access these markets to acquire credit support for our workers' compensation self-insurance program and letters of credit. A number of factors could cause us to incur higher borrowing costs and experience greater difficulty accessing public and private debt markets, including disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook, or credit ratings. The occurrence of any or all of these events may adversely affect our ability to fund our operations, meet contractual commitments, make future investments or desirable acquisitions, or respond to competitive challenges.

Tightening capital markets could also adversely affect the ability of our suppliers and subcontractors to obtain financing. Delays in the ability of our suppliers or subcontractors to obtain financing, or the unavailability of financing, could negatively affect their ability to perform their contracts with us and, as a result, our ability to satisfy our contractual obligations. The inability of our suppliers and subcontractors to obtain financing could also result in the need for us to transition to alternate suppliers and subcontractors, which could result in us incurring significant incremental costs and delays.

If we fail to manage acquisitions, joint ventures, equity investments, and other transactions successfully or if acquired businesses or equity investments fail to perform as expected, our financial results, business, and future prospects could be harmed.

As part of our business strategy, we identify and evaluate potential acquisitions, joint ventures, and investments. When evaluating such transactions, we make significant judgments regarding the values of business opportunities, technologies, and other assets, the risks and costs of potential liabilities, and the future prospects of strategic acquisitions. We often compete with other potential buyers for the same opportunities. To be successful, we conduct due diligence to identify valuation issues and potential loss contingencies; negotiate transaction terms;

complete and close complex transactions; integrate acquired companies and employees; and realize anticipated operating synergies efficiently and effectively. Acquisition, joint venture, and investment transactions often require substantial management resources and have the potential to divert our attention from our existing business. Unidentified or identified but un-indemnified or uninsured pre-closing liabilities could affect our future financial results, particularly through successor liability under procurement laws and regulations, such as the False Claims Act or Truth in Negotiations Act, anti-corruption, environmental, tax, import-export, and technology transfer laws, which provide for civil and criminal penalties and the potential for debarment. We also may incur unanticipated costs or expenses, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, employee retention, transaction-related or other litigation, and other liabilities. Any of the foregoing could adversely affect our business and results of operations.

Joint ventures and other non-controlling investments operate under shared control with other parties. These investments typically include many of the same risks and uncertainties we incur, but may also expose us to additional risks not present if we retained full control. A joint venture partner may have economic or other business interests that are inconsistent with our interests, and we may be unable to prevent strategic decisions that may adversely affect our business, financial condition, and results of operations. We also could be adversely affected by, or liable for, actions taken by joint ventures that we do not control, including violations of anti-corruption, import and export, taxation, and anti-boycott laws.

We can provide no assurance we will continue to increase our dividends or to repurchase shares of our common stock at current levels.

The payment of cash dividends and repurchases of our common stock are subject to limitations under applicable law and the discretion of our board of directors, considered in the context of then current conditions, including our earnings, other operating results, and capital requirements. Declines in asset values or increases in liabilities, including liabilities associated with benefit plans and assets and liabilities associated with taxes, can reduce stockholders' equity. A deficit in stockholders' equity could limit our ability under Delaware law to pay dividends and repurchase shares in the future. In addition, the timing and amount of share repurchases under board-approved share repurchase programs are within the discretion of management and depend upon many factors, including our share price, results of operations, capital requirements, and general business conditions, as well as applicable law.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There were no unresolved staff comments.

ITEM 1C. CYBERSECURITY

Our cybersecurity program (the "Cybersecurity Program") includes processes to identify, assess, and manage material risks from cybersecurity threats. The Cybersecurity Program processes utilize a risk-based approach and include written cybersecurity and information technology policies and procedures, including a cybersecurity incident response plan.

The Cybersecurity Program is informed, in part, by the guidelines of the National Institute of Standards and Technology Cybersecurity Framework to define material risks and establish controls designed to protect, detect, respond to, and recover from cybersecurity incidents. Controls are embedded within our processes and technology, and system activities are measured and monitored by our cybersecurity and information security subject matter specialists and applicable security operations centers at our different business units. We utilize an enterprise-wide "defense-in-depth" risk management strategy to effectively integrate people, processes, and technology.

When appropriate, we use external subject matter specialists to provide incident response services and to conduct independent assessments of internal response readiness. We conduct tabletop scenario planning, covering a range of potential cybersecurity threats, as part of our internal response readiness assessment. We also maintain a supply chain cybersecurity compliance and risk mitigation program to assess material cybersecurity risk from third parties.

Governance

In 2019, our board of directors established a standing Cybersecurity Committee, which is tasked with oversight of the Cybersecurity Program, including: (i) strategy and governance; (ii) operations; and (iii) risk management and regulatory compliance.

The Cybersecurity Committee responsibilities include:
- reviewing our enterprise cybersecurity strategy and framework, including our assessment of cybersecurity threats and risk, data security programs, and our management and mitigation of cybersecurity and information technology risks and potential breach incidents;
- reviewing any significant cybersecurity incident that has occurred, reports to or from regulators with respect thereto, and steps that have been taken to mitigate against reoccurrence;
- evaluating the effectiveness of our cyber risk management and data security programs measured against our cybersecurity threat landscape;
- assessing the effectiveness of our data breach incident response plan;
- reviewing and assessing our information technology disaster recovery capabilities; and
- reviewing our assessment of cybersecurity threats and risk associated with our supply chain and actions we are taking to address such threats and risks.

The Cybersecurity Committee receives reports and updates at committee meetings from our Chief Information Officer ("CIO"), Chief Information Security Officer ("CISO"), and other executives and cybersecurity specialists. Following each committee meeting, the chair of the Cybersecurity Committee briefs the full board of directors on matters covered at the prior Cybersecurity Committee meeting. The board also receives periodic briefings on emerging trends in order to enhance its literacy on cybersecurity issues. At least annually, the Cybersecurity Committee receives updates about the results of the Cybersecurity Program reviews.

The Cybersecurity Committee participates with management periodically in "tabletop" exercises to evaluate our data breach incident response plan.

Management's Role and Expertise in Assessing and Managing Cybersecurity

Our Cybersecurity and Information Technology organization is led by our CIO, who is responsible for cybersecurity risk management, with oversight by the Cybersecurity Committee of the board of directors. Our CIO has more than 25 years of experience in the IT industry. Since 2008, he has held senior-level and CIO positions for several companies, each of which included responsibilities or influence for cybersecurity implementation delivery and oversight.

Our CISO executes the Cybersecurity Program with the support of the Cybersecurity Management Team, which has extensive cybersecurity expertise to protect and defend our networks, physical systems, infrastructure, and data from cybersecurity risks. Our CISO has 30 years of experience in cybersecurity, IT networking and electronic security, and holds a degree in Information Systems (Cybersecurity concentration). He has specific experience in the following cybersecurity areas: global IT security policy & governance; information risk management; cybersecurity strategic planning and integration; enterprise infrastructure cybersecurity engineering; incident response and remediation; global supply chain cyber risk management; cybersecurity awareness training; M&A cyber risk management; Cloud security; identity management; disaster recovery; and cybersecurity damage assessment.

Our cybersecurity incident response framework is governed by a corporate Cybersecurity Incident Response Plan (the "IRP"), which sets out our approach for categorizing, responding to, and mitigating cybersecurity incidents. The IRP provides definitions of key terms, stakeholder roles and responsibilities, and a response governance and escalation process.

We have an incident response team comprised of our CISO, executive leaders, management, and internal and external legal counsel, whose primary responsibilities include:
- evaluating and validating the impact of an incident;
- approving certain incident response countermeasures and remediation actions;
- escalating incidents and response countermeasures for approval; and
- acting in an advisory capacity in support of cybersecurity incident remediation, as appropriate.

We also have an executive cybersecurity and information technology steering committee comprised of our Chief Executive Officer, CIO, and other members of our executive leadership team, whose primary responsibilities include:
- approving containment and remediation procedures for escalated cyber incidents;
- activating, when appropriate, a crisis management team response; and

- approving certain incident response measures.

We maintain a Crisis Management Plan that addresses our preparation for, management, recovery from, and ultimate resumption of business after a crisis, including emergency response, continued recovery, and business resumption activities such as information systems recovery, when a cybersecurity incident may potentially have a significant impact on our business strategy, results of operations, or financial condition.

As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, as discussed under "Item 1A. Risk Factors," specifically the risks titled "We could be negatively impacted by security threats, including cyber security threats, and related disruptions" and "Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing," the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

ITEM 2. PROPERTIES

Our principal properties are located in Pascagoula, Mississippi; Fairfax, McLean, and Newport News, Virginia; and Washington, D.C.
Ingalls - The primary properties comprising our Ingalls operating segment are located in Pascagoula, Mississippi.

Our Pascagoula shipyard facilities are located on approximately 800 acres on the banks of the Pascagoula River where it flows into the Mississippi Sound. This shipyard offers a collection of manufacturing capabilities, including a 660-ton gantry crane and a Land Based Test Facility. We lease the west bank of our Pascagoula shipyard from the State of Mississippi pursuant to a 99-year lease, consisting of a 40-year base term plus six optional terms. We anticipate continued use of this facility for the remaining 43 years of the lease and beyond.

Newport News - The primary properties comprising our Newport News operating segment are located in Newport News, Virginia.

Our Newport News facilities are located on approximately 550 acres we own near the mouth of the James River, which adjoins the Chesapeake Bay, the premier deep-water harbor on the east coast of the United States. Our Newport News shipyard is one of the largest in the United States and includes seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, and various other shops. It also has a variety of other facilities, including an 18-acre all-weather steel fabrication shop, accessible by both rail and transporter, module outfitting facilities that enable us to assemble a ship's basic structural modules indoors and on land, machine shops totaling 300,000 square feet, and an apprentice school, which provides a four-year accredited apprenticeship program to train shipbuilders.

Mission Technologies - The properties comprising our Mission Technologies operating segment are located throughout the United States, United Kingdom, and Australia. Our Mission Technologies headquarters are located in Fairfax and McLean, Virginia. Mission Technologies leases and owns properties related to its operations in approximately 52 cities, consisting of both corporate support locations and contract performance locations. Mission Technologies also has employees working at customer sites throughout the United States and in other countries.

As of December 31, 2023, C5ISR, CEW&S, and LVC had major operations in Annapolis and Hanover, Maryland; Syracuse, New York; Beavercreek and Dayton, Ohio; and Alexandria, Virginia. Fleet sustainment had operations in Portsmouth, New Hampshire; Philadelphia, Pennsylvania; and Suffolk and Virginia Beach, Virginia. Unmanned Systems had operations in Pocasset, Massachusetts and Hampton, Virginia, and Nuclear and Environmental Services had operations in Los Alamos, New Mexico; Aiken, South Carolina; and Newport News, Virginia.

We maintain a robust capital sustainment and maintenance program and believe our physical facilities and equipment are generally well maintained, in good operating condition, and satisfactory for our current needs. We have undertaken substantial capital expenditure programs at our Ingalls and Newport News segments intended to increase our competitiveness and enable us to meet future obligations under our growing shipbuilding program backlog.

ITEM 3. LEGAL PROCEEDINGS

For information regarding legal proceedings, see Note 14: Investigations, Claims, and Litigation in Item 8. Consistent with the requirements of Securities and Exchange Commission Regulation S-K, Item 103, our threshold for disclosing any environmental legal proceeding involving a governmental authority is potential monetary sanctions that our management believes will exceed $1 million.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "HII".

Stockholders

The approximate number of our common stockholders was 12,644 as of January 26, 2024.

Annual Meeting of Stockholders

Our Annual Meeting of Stockholders is currently scheduled to be held on May 1, 2024.

Dividend

For the years ended December 31, 2023 and 2022, we declared dividends on common stock totaling $5.02 and $4.78 per share, respectively. While we intend to continue paying dividends, the declaration of cash dividends is at the discretion of our board of directors, considered in the context of the current conditions, including our earnings, other operating results, capital requirements, and applicable laws.

Stock Performance Graph
The following graph compares the total return on a cumulative basis of $100 invested in our common stock on January 1, 2019, to the Standard & Poor's ("S&P") 500 Index and the S&P Aerospace and Defense Select Index.



   °   The cumulative total return assumes reinvestment of dividends.
   °   The S&P Aerospace & Defense Select Index is comprised of The Boeing Company, General Dynamics Corporation, Huntington Ingalls Industries, Inc., L3 Harris Technologies, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, RTX Corporation, Textron, Inc., and TransDigm Group Incorporated, among other companies.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchases under our stock repurchase program are made from time to time at management's discretion in accordance with applicable federal securities laws. All repurchases of HII common stock have been recorded as treasury stock. The following table summarizes information relating to purchases made by or on behalf of the Company of shares of the Company's common stock during the quarter ended December 31, 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)[1,2]
October 1, 2023 to October 31, 2023	65,076	$ 214.52	65,076	$ 937.4
November 1, 2023 to November 30, 2023	48,276	231.48	48,276	926.2
December 1, 2023 to December 31, 2023	48,100	241.27	48,100	914.6
Total	161,452	$ 227.56	161,452	$ 914.6

[1] From the stock repurchase program's inception through December 31, 2023, we have purchased 13,976,868 shares at an average price of $163.51 per share for a total of $2.3 billion.

[2] In November 2012, we announced the establishment of our stock repurchase program. In January 2024, our board of directors authorized an increase in the stock repurchase program to $3.8 billion and an extension of the term to December 31, 2028.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion should be read along with the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, as well as Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022.

Business Environment

We continue to see uncertainty, both domestically and globally, with challenges for customers and suppliers, labor shortages, supply chain challenges, and inflation, among other impacts.

Defense Spending Environment – Congressional consideration of the $886 billion fiscal year 2024 President's Budget Request for defense spending began following its submission to Congress on March 9, 2023. Additionally, after the statutory debt limit of $31.4 trillion was reached in January, the President signed into law the Fiscal Responsibility Act of 2023 (the "FRA") on June 3, 2023, which suspended the federal debt limit through January 1, 2025 and established new discretionary funding limits for defense and non-defense accounts. The FRA capped national defense spending at $886 billion for fiscal year 2024 (consistent with the President's budget request level) and $895 billion for fiscal year 2025. In accordance with the FRA, since Congress did not pass full-year appropriations for all discretionary spending by the end of calendar year 2023, fiscal year 2024 discretionary spending is subject to sequestration after April 30, 2024. Any additional emergency supplemental funding legislation during fiscal years 2024 and 2025 is not subject to the budget caps.

The House and Senate reached a compromise agreement on the National Defense Authorization Act ("NDAA") for fiscal year 2024 in December 2023. Overall, the fiscal year 2024 NDAA authorizes $886 billion for national defense programs, consistent with the spending caps directed in the FRA. The compromise legislation supports our shipbuilding priorities with a total authorization of $32.9 billion for shipbuilding programs, including the authorization of an LPD 33 Flight II amphibious ship along with incremental funding authority, two *Virginia* class (SSN 774) submarines, one *Columbia* class (SSBN 826) ballistic missile submarine, and two *Arleigh Burke* class (DDG 51) destroyers. Additionally, the fiscal year 2024 NDAA authorizes multiyear procurement authority for the Block VI *Virginia* class (SSN 774) submarine contract and includes authorities to help implement the Australia-United Kingdom-United States security partnership, including the authority to transfer *Virginia* class submarines to Australia effective in fiscal year 2025.

Both House and Senate appropriations bills have been passed out of committee, and the House defense appropriations bill has been approved by the full House. The House defense appropriations measure broadly supports the President's budget request for shipbuilding, including funding for two *Virginia* class (SSN 774) submarines, one *Columbia* class (SSBN 826) ballistic missile submarine and two *Arleigh Burke* class (DDG 51) destroyers. The Senate Appropriations Committee included $500 million in advance procurement for LPD 33 (unnamed) and advance procurement for a third *Arleigh Burke* class (DDG 51) destroyer in fiscal year 2025, as well as full funding for two *Arleigh Burke* class (DDG 51) destroyers, two *Virginia* class (SSN 774) submarines, and one *Columbia* class (SSBN 826) submarine in fiscal year 2024.

Although a new fiscal year began on October 1, 2023, annual appropriations to fund the federal government for fiscal year 2024 have not been enacted. To provide Congress additional time to reach agreements on funding levels for federal agencies, a Continuing Resolution ("CR") extending funding through November 17, 2023, at fiscal year 2023 levels was enacted on September 30, 2023. Congress passed a second CR in November 2023 that extended agencies covered by four of the appropriations bills until January 19, 2024, and the balance of agencies, including the DoD, until February 2, 2024. An additional CR passed by Congress in January 2024 further extended government funding deadlines under the previous CR's division of appropriations bills until March 1, 2024, and March 8, 2024.

While the DoD is normally prohibited from starting new programs or increasing funding on existing programs under a CR, the current CR includes an exception that will allow the DoD to deviate from typical restrictions and obligate funding to begin construction of the second *Columbia* class nuclear submarine (SSBN 827). We cannot predict the outcome of the fiscal year 2024 budget process or whether additional short-term funding will be required in the event annual appropriations measures are not finalized by the expiration date of the current CR.

Global Geopolitical Environment – Our current operating environment exists in the broader context of political and socioeconomic priorities and continues to be impacted by uncertainty, heightened geopolitical tensions, and instability. Geopolitical relationships continue to change, and the U.S. and its allies face a global security environment that includes threats from state and non-state actors, including major global powers, as well as terrorist organizations, emerging nuclear tensions, diverse regional security concerns, and political instability.

In February 2022, Russian forces invaded Ukraine, and the conflict is continuing. In response, the U.S. and other countries imposed economic and trade sanctions, export controls, and other restrictions on Russia. This conflict and the associated sanctions have impacted the global economy, causing heightened cybersecurity risks and an exacerbation of supply chain challenges, higher energy costs, and inflationary pressures. Additionally, and more broadly, tensions with China and changes in international trade policies, including higher tariffs on imported goods and materials, could impact the global market for defense products, services, and solutions. Meanwhile, the duration and impact of the evolving conflict surrounding Israel and Gaza is unknown but is likely to have global economic and political ramifications.

The escalating strategic competition with China and the implications of Russia's invasion of Ukraine and the Israeli-Gaza conflict have led Asian, Oceania, and European countries, in particular, to pay renewed attention to their military budget. Global military expenditures surpassed $2 trillion for the first time in 2021, and the recent conflicts in both Ukraine and Israel could lead to more demand.

Economic Environment – Conflict or the threat thereof has led to an increase in economic and trade sanctions and export controls. Economic tensions with other nations and changes in international trade policies, including higher tariffs on imported goods and materials and renegotiation of free trade agreements, have impacted the global market for defense products, services, and solutions. Global supply chain and labor markets continue to experience high levels of disruption, causing significant materials and parts shortages, including raw material, microelectronics and commodity shortages, as well as delivery delays, labor shortages, and price increases.

Domestically, the political ramifications of national debt levels coupled with the uncertainty of economic indices including inflation, gross domestic product growth, and the pace of recovery from the coronavirus pandemic could increase pressure on discretionary spending. While monthly inflation rates have steadily declined since peaking at

9.1% in June of 2022, rising military personnel and operations and maintenance costs continue to pressure the Pentagon's investment portfolio buying power. If above-average inflationary conditions continue over the long-term, additional resources may be required to address contract and labor cost growth.

The labor market continues to present significant challenges. We monitor labor market conditions and trends and work continuously to mitigate the effects of labor constraints through targeted programs. Challenges in the labor market are addressed through targeted talent acquisition, partnerships with community colleges, apprentice school sourcing and recruiting, workforce succession planning, and initiatives to retain current employees. Labor shortages are also impacting our supply chain, resulting in longer lead times for materials, parts, and other supplies. We work with our suppliers and subcontractors to mitigate risk, arrange supply source alternatives, increase our inventory of available materials and parts, and regularly pursue cost reductions through quantity orders of materials.

Talent attraction and retention and the ability to maintain a qualified workforce affects not only industry prime contractors but suppliers as well. Challenges incurred by our suppliers relative to their workforces, access to necessary components, materials, and other supplies at reasonable prices, and access to support services, such as shipping and transportation, may impact the ability of suppliers to provide agreed-upon goods and services in a timely, compliant, and cost-effective manner. We may in the future incur additional costs and performance challenges, including as a result of higher prices, schedule delays, or the need to identify and develop alternative suppliers.

While costs related to COVID-19 events are allowable under U.S. Government contracts, our contract financial estimates reflect cost recovery uncertainty, because such costs may not result in equitable adjustments, particularly on firm fixed-price and fixed-price incentive contracts, or may not be adequately covered by insurance. Reinsurers under our property insurance failed to acknowledge coverage for various losses related to COVID-19, and we filed a complaint in state court in Vermont seeking a judgment declaring that our business interruption and other losses associated with COVID-19 are covered by our property insurance program. We also initiated arbitration proceedings against other reinsurers seeking similar relief. The Vermont court dismissed our complaint, and we appealed the decision to the Vermont Supreme Court, which reversed and remanded the lower court's decision in September 2022, allowing our claim to proceed. No assurance can be provided regarding the ultimate resolution of this matter. See Note 14: Investigations, Claims, and Litigation.

U.S. Political Environment – While geopolitical pressures may point to a world where spending on defense and security in the U.S. should increase, it remains for Congress and the Executive Branch to determine how best to balance defense and other discretionary spending with rising entitlement costs and a focus in Washington on the federal deficit. The 118th Congress is nearly equally divided with a thin majority held in both the House and Senate. Given the partisan political environment that will likely continue through the 2024 elections, when the presidency, all 435 House seats, and 34 Senate seats will be up for consideration, the prospect for significant legislative activity in 2024 is low.

Program Descriptions

For convenience, a brief description of certain programs discussed in this Annual Report on Form 10-K is included in the Glossary of Programs.

CONTRACTS

We generate most of our revenues from long-term U.S. Government contracts for the production of goods and services. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs, including allowable general and administrative expenses. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are treated as allowable and allocable costs under the FAR and CAS regulations. Examples of costs incurred by us that are not allowable under the FAR and CAS regulations include certain legal costs, lobbying costs, charitable donations, interest expense, organizational costs, including certain merger and acquisition costs, and advertising costs.

We monitor our policies and procedures with respect to our contracts on a regular basis to ensure consistent application under similar terms and conditions, as well as compliance with all applicable government regulations. In addition, the DCAA routinely audits the costs we incur that are allocated to U.S. Government contracts.

Our contracts typically fall into one of four categories: firm fixed-price, fixed-price incentive, cost-type, and time and materials. See Note 7: Revenue in Item 8.

- *Firm Fixed-Price Contracts* - A firm fixed-price contract is a contract in which the specified scope of work is agreed to for a price that is predetermined by bid or negotiation and not generally subject to adjustment regardless of costs incurred by the contractor.

- *Fixed-Price Incentive Contracts* - Fixed-price incentive contracts provide for reimbursement of the contractor's allowable costs, but are subject to a cost-share limit that affects profitability. Fixed-price incentive contracts effectively become firm fixed-price contracts once the cost-share limit is reached.

- *Cost-Type Contracts* - Cost-type contracts provide for reimbursement of the contractor's allowable costs plus a fee that represents profit. Cost-type contracts generally require that the contractor use its reasonable efforts to accomplish the scope of the work within some specified time and some stated dollar limitation.

- *Time and Materials* - Time and materials contracts specify a fixed hourly billing rate for each direct labor hour expended and reimbursement for allowable material costs and expenses.

Contract Fees - Negotiated contract fee structures include: fixed fee amounts, cost sharing arrangements to reward or penalize contractors for under- or over-cost target performance, respectively, positive award fees, and negative penalty arrangements. Profit margins may vary materially depending on the negotiated contract fee arrangements, percentage-of-completion of the contract, the achievement of performance objectives, and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Award Fees - Certain contracts contain award fees based on performance criteria such as cost, schedule, quality, and technical performance. Award fees are determined and earned based on an evaluation by the customer of our performance against such negotiated criteria. We consider award fees to be variable consideration and generally include these fees in the transaction price using a most likely amount approach. Award fees are limited to the extent of funding allotted by the customer and available for performance and those amounts for which a significant reversal of revenue is not probable.

CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgment and estimates by management in its application. The development and selection of these critical accounting policies have been determined by our management. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors. Due to the significant judgment involved in selecting certain of the assumptions used in these policies, it is possible that different parties could choose different assumptions and reach different conclusions. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. We consider our policies relating to the following matters to involve our most critical accounting policies and estimates:

- Revenue recognition;
- Retirement related benefit plans; and
- Workers' compensation.

Revenue Recognition

Most of our revenues are derived from long-term contracts for the production of goods and services provided to the U.S. Government, which are generally accounted for by recognizing revenues over time using a cost-to-cost measure of progress. In estimating contract costs, we utilize a profit-booking rate based upon performance expectations that incorporate a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as we are able to mitigate and retire such risks. For the impacts of changes in estimates on our consolidated statements of operations and comprehensive income, see Note 7: Revenue and Note 8: Segment Information in Item 8.

Retirement Related Benefit Plans

We recognize, on a plan-by-plan basis, the funded status of our retirement related benefit plans as an asset or liability on our balance sheet, with corresponding adjustments to after-tax accumulated other comprehensive loss and deferred tax assets or liabilities. The funded status represents the difference between the benefit obligation and the fair value of plan assets. See Note 17: Employee Pension and Other Postretirement Benefits in Item 8.

We calculate our retirement related benefit plan costs under both CAS and U.S. GAAP Financial Accounting Standards ("FAS"). The calculations under CAS and FAS require significant judgment. CAS prescribes the determination, allocation, and recovery of retirement related benefit plan costs on U.S. Government contracts through the pricing of products and services. FAS prescribes the methodology used to determine retirement related benefit plan expense or income, as well as the liability, for financial reporting purposes. The CAS requirements for these costs and their calculation methodologies differ from FAS. As a result, while both CAS and FAS use assumptions in their calculation methodologies, each method results in different calculated amounts of retirement related benefit plan costs.

We recover our CAS costs through the pricing of products and services on U.S. Government contracts, so that the CAS cost is recognized in segment product sales and service revenues and in the costs of those product sales and service revenues. In order to present our consolidated financial statements in accordance with FAS, we record the difference between our FAS expense and CAS cost ("FAS/CAS Adjustment") as operating income within segment operating income and non-operating retirement benefit (expense).

The minimum funding requirements for our qualified pension plans are determined under the Employee Retirement Income Security Act of 1974 ("ERISA"), which is primarily based on the year's expected service cost and amortization of other previously unfunded liabilities. Effective January 1, 2011, we were subject to the funding requirements under the Pension Protection Act of 2006 (the "PPA"), which amended ERISA. Under the PPA and the American Rescue Plan Act of 2021, we are required to fully fund our pension plans over a rolling 15-year period as determined annually based upon the funded status at the beginning of each year. The PPA also introduced a variety of benefit restrictions that apply if a plan falls below certain funded percentages, as defined by the Internal Revenue Code. In funding our plans, we consider various factors, including the minimum funding requirements, the funded status needed to avoid potential benefit restrictions and other adverse consequences, minimum CAS funding requirements, and the current and anticipated funding levels of each plan.

Effective January 1, 2021, we adopted the Safe Harbor methodology for determining CAS pension costs. As a result, the interest rates used to calculate pension liabilities under CAS are consistent with those used in the determination of minimum funding requirements under ERISA.

Pension funding requirements for plan sponsors under ERISA are subject to pension relief in the form of higher interest rate assumptions introduced by the Moving Ahead for Progress in the 21st Century Act and subsequently extended by the American Rescue Plan Act of 2021. Using these minimum funding interest rates for the purposes of determining pension costs under CAS reduces volatility in CAS costs year-over-year and provides more predictable costs for our customers, while better aligning reimbursements of pension costs under our contracts with our required pension plan contributions under ERISA.

Due to the differences in requirements and calculation methodologies between FAS and CAS, our FAS pension expense is not necessarily indicative of the funding requirements under the PPA or the amounts we recover from the U.S. Government under CAS.

*Assumption*s - We account for our retirement related benefit plans on the accrual basis under FAS. The measurements of obligations, costs, assets, and liabilities require significant judgment. We annually review our assumptions, which are set at each year end and generally not changed during the following year unless a major plan event occurs, such as an amendment, curtailment, or settlement that would trigger a remeasurement. The key assumptions in these measurements are the interest rate used to discount future benefit payments and the expected long-term rate of return on plan assets.

Discount Rate - The assumed discount rate under FAS is used to determine the retirement related benefit plan obligations and expense, and represents the hypothetical rate at which plan benefit obligations could be effectively settled at the measurement date. Consequently, the discount rate can be volatile from year to year. The discount rate assumption is determined for each plan by constructing a hypothetical portfolio of high-quality bonds with cash flows that match the estimated outflows for future benefit payments to determine a single equivalent discount rate. Benefit payments are not only contingent on the terms of a plan but also on the underlying participant demographics, including current age and assumed mortality. We use only bonds that are denominated in U.S. Dollars, are rated Aa or better by nationally recognized statistical rating agencies, have a minimum outstanding issue of $50 million as of the measurement date, and are not callable, convertible, or index-linked.

Expected Long-Term Rate of Return - The expected long-term rate of return on assets is used to calculate net periodic expense, based on such factors as historical returns, targeted asset allocations, investment policy, duration, expected future long-term performance of individual asset classes, interest rates, inflation, portfolio volatility, investment management and administrative fees, and risk management strategies. Historical plan asset performance alone has inherent limitations in predicting future returns. While studies are helpful in understanding past and current trends and performance, the rate of return assumption is based more on long-term prospective views to avoid short-term market influences. Unless plan assets and benefit obligations are subject to re-measurement during the year, the expected return on pension assets is based on the fair value of plan assets at the beginning of the year.

Mortality - Mortality assumptions are used to determine the retirement related benefit obligations and expense, and represent the likelihood and duration of benefit payments to plan participants based on historical experience and projected longevity. We periodically update our mortality assumptions as circumstances warrant.

Differences arising from actual experience or changes in assumptions might materially affect retirement related benefit plan obligations and the funded status. Actuarial gains and losses arising from differences between assumptions and actual experience or changes in assumptions are deferred in accumulated other comprehensive loss. This unrecognized amount is amortized as a component of net expense to the extent it exceeds 10% of the greater of the plan's benefit obligation or plan assets. The amortization period for actuarial gains and losses is the estimated average remaining service life of the plan participants. In 2023, the actual return on assets was approximately 12.3%, which was greater than the expected return assumption of 8.00%. For the year ended December 31, 2023, the weighted average discount rates for our pension and other postretirement benefit plans decreased by 19 and 15 basis points, respectively. The differences in asset returns resulted in an actuarial gain of $263 million, and the differences in discount rates resulted in an actuarial loss of $144 million for the year ended December 31, 2023.

An increase or decrease of 25 basis points in the discount rate and the expected long-term rate of return assumptions would have had the following approximate impacts on pension expense and obligations:

($ in millions)	Increase (Decrease) in 2024 Expense		Increase (Decrease) in December 31, 2023 Obligations
25 basis point decrease in discount rate	$	7	$ 193
25 basis point increase in discount rate		(6)	(184)
25 basis point decrease in expected return on assets		17	
25 basis point increase in expected return on assets		(17)	

Assuming an 8.00% expected return on assets assumption, a $50 million pension plan contribution is generally expected to favorably impact the current year expected return on assets by approximately $2 million, depending on the timing of the contribution.

Sensitivities to assumptions are not necessarily linear and are specific to the time periods noted.

CAS Cost - In addition to providing the methodology for calculating retirement related benefit plan costs, CAS also prescribes the method for assigning those costs to specific periods. While the ultimate liability for such costs under FAS and CAS is similar, the pattern of cost recognition is different. The key drivers of CAS pension cost include the funded status and the method used to calculate CAS reimbursement for each of our plans. A plan's CAS pension cost can only be allocated until the plan is fully funded as defined under the CAS requirements.

Other FAS and CAS Pension Considerations - A key driver of the difference between FAS expense and CAS cost (and consequently the FAS/CAS Adjustment) is the pattern of earnings and expense recognition for actuarial gains and losses that arise when our asset and liability experiences differ from our assumptions under each set of requirements. Under FAS, our net actuarial gains and losses exceeding the 10% corridor are amortized over the estimated average remaining service life of the plan participants. Under CAS Harmonization, the amortization period is 10 years for actuarial gains and losses. Both FAS and CAS use a "market-related value" of plan assets approach to calculate the amount of deferred asset gains or losses to be amortized. Under CAS, actual asset gains and losses are systematically smoothed over five years, subject to certain limitations. For FAS, we do not use this smoothing method, and instead use fair value in determining our FAS expense. Accordingly, FAS expense generally reflects recent asset gains and losses sooner than CAS.

Additionally, CAS cost is only recognized for plans that are not fully funded as defined under CAS. If a plan becomes or ceases to be fully funded due to our asset or liability experience, our CAS cost will change accordingly.

Retirement Plan Assets - Retirement plan assets are stated at fair value. Investments in equity securities (common and preferred) are valued at the last reported sales price when an active market exists. Investments in fixed-income securities are generally valued based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in hedge funds, real estate investment funds, private partnerships, collective trust funds, and commingled funds are generally valued at their Net Asset Values ("NAV") or equivalent, which are based on the current fair values of the fund's underlying assets.

Management reviews independently appraised values, audited financial statements, and additional pricing information to evaluate the NAV or its equivalent.

For the limited group of investments for which market quotations are not readily available or for which the above valuation procedures are deemed not to reflect fair value, additional information is obtained from the investment manager and evaluated internally to determine whether any adjustments are required to reflect fair value. See Note 17: Employee Pension and Other Postretirement Benefits in Item 8.

Accumulated Other Comprehensive Loss - Changes in assumptions and changes to plan assets and benefit obligations due to differences between actuarial assumptions and actual results are reported as actuarial gains and losses and recorded in accumulated other comprehensive loss, along with unrecognized prior service costs arising from plan amendments. As disclosed in Note 17: Employee Pension and Other Postretirement Benefits in Item 8, net pre-tax unrecognized actuarial losses as of December 31, 2023 and 2022 were $455 million and $678 million, respectively. The decrease in actuarial losses in 2023 was primarily driven by asset returns greater than expected returns of $263 million, updated mortality assumptions of $118 million, and amortization of previously unrecognized actuarial losses of $2 million, offset by lower discount rates used to determine benefit obligations of $144 million.

Net pre-tax unrecognized prior service costs (credits) as of December 31, 2023 and 2022 were $125 million and $140 million, respectively. These net deferred costs (credits) primarily originated from plan amendments, including those resulting from collective bargaining agreements. The change in unrecognized prior service costs (credits) in 2023 resulted from plan amendments and the amortization of previously accumulated prior service costs (credits).

Workers' Compensation

Our operations are subject to federal and state workers' compensation laws. We maintain self-insured workers' compensation plans and participate in federally administered second injury workers' compensation funds. We estimate the liability for such claims and funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include our historical loss experience and projected loss development factors. We periodically, and at least annually, update our assumptions based on an actuarial analysis. For further information on workers' compensation, see Environmental, Health & Safety in Item 1 and Note 16: Commitments and Contingencies in Item 8.

Accounting Standards Updates

See Note 3: Accounting Standards Updates in Item 8 for further information.

CONSOLIDATED OPERATING RESULTS

The following table presents selected financial highlights:

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 11,454	$ 10,676	$ 9,524	$ 778	7 %	$ 1,152	12 %
Cost of product sales and service revenues	9,808	9,236	8,156	572	6 %	1,080	13 %
Income from operating investments, net	37	48	41	(11)	(23)%	7	17 %
Other income and gains, net	120	1	2	119	11,900 %	(1)	(50)%
General and administrative expenses	1,022	924	898	98	11 %	26	3 %
Operating income	781	565	513	216	38 %	52	10 %
Interest expense	(95)	(102)	(89)	7	7 %	(13)	(15)%
Non-operating retirement benefit	148	276	181	(128)	(46)%	95	52 %
Other, net	19	(20)	17	39	195 %	(37)	(218)%
Federal and foreign income taxes	172	140	78	32	23 %	62	79 %
Net earnings	$ 681	$ 579	$ 544	$ 102	18 %	$ 35	6 %

Operating Performance Assessment and Reporting

We manage and assess the performance of our business based on our performance on individual contracts and programs using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates, and Judgments referred to in this section. Our portfolio of long-term contracts is largely flexibly-priced. Therefore, sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operating performance. Under FAR rules that govern our business with the U.S. Government, most types of costs are allowable, and we do not focus on individual cost groupings, such as cost of sales or general and administrative expenses, as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues, as well as operating income, including the effects of significant changes in operating income as a result of changes in contract financial estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. This approach is consistent with the long-term life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through contract completion. Consequently, our discussion of business segment performance focuses on net sales and operating profit, consistent with our approach for managing our business.

Cost of sales for both product sales and service revenues consists of materials, labor, and subcontracting costs, as well as an allocation of indirect costs for overhead. We manage the type and amount of costs at the contract level, which is the basis for estimating our total costs at completion of our contracts. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts are described in our analysis.

Sales and Service Revenues

Period-to-period revenues reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the profit margin rate for a particular contract.

Sales and service revenues for the year ended December 31, 2023, increased $778 million, or 7%, compared to the same period in 2022, due to higher volumes at Mission Technologies, Newport News, and Ingalls.

Cost of Sales and Service Revenues

Cost of sales for both product sales and service revenues consists of materials, labor, and subcontracting costs, as well as an allocation of indirect costs for overhead. We manage the type and amount of costs at the contract level, which is the basis for estimating our total costs at completion of our contracts. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts are described in our analysis.

Refer to "Segment Operating Results" and "Product and Service Analysis" in this section for details related to cost of sales for both product sales and service revenues.

Income from Operating Investments, Net

The activities of our operating investments are closely aligned with the operations of the segments holding the investments. We therefore record income related to earnings from equity method investments in our operating income.

Refer to "Segment Operating Results" in this section for details related to income from operating investments.

Other Income and Gains, Net

Other income and gains, net in 2023 was $120 million, compared to $1 million in 2022. The increase was due to the sale of our court judgment against the Bolivarian Republic of Venezuela, to recover unpaid receivables for the prior repair, refurbishment, and modernization of foreign-built frigates, and the settlement of a representations and warranties insurance claim related to the acquisition of Hydroid.

General and Administrative Expenses

In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis, and contract performance factors include this cost component as an element of cost.

General and administrative expenses in 2023 increased $98 million, or 11%, compared to 2022. The increase was primarily due to higher overhead costs and state income taxes.

Operating Income

We consider operating income an important measure for evaluating our operating performance, and, consistent with industry practice, we define operating income as revenues less the related costs of producing the revenues and general and administrative expenses.

We internally manage our operations by reference to "segment operating income," which is defined as operating income before the Operating FAS/CAS Adjustment and non-current state income taxes, neither of which affects contract performance. Segment operating income is not a recognized measure under GAAP. When analyzing our operating performance, investors should use segment operating income in addition to, and not as an alternative for, operating income or any other performance measure presented in accordance with GAAP. It is a measure we use to evaluate our core operating performance. We believe segment operating income reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. We believe the measure is used by investors and is a useful indicator to measure our performance. Because not all companies use identical calculations, our presentation of segment operating income may not be comparable to similarly titled measures of other companies. Refer to "Segment Operating Results" in this section for details related to segment operating income, as well as activity within each segment.

The following table reconciles operating income to segment operating income:

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Operating income	$ 781	$ 565	$ 513	$ 216	38 %	$ 52	10 %
Operating FAS/CAS Adjustment	72	145	157	(73)	(50)%	(12)	(8)%
Non-current state income taxes	(11)	2	13	(13)	(650)%	(11)	(85)%
Segment operating income	$ 842	$ 712	$ 683	$ 130	18 %	$ 29	4 %

FAS/CAS Adjustment and Operating FAS/CAS Adjustment

The FAS/CAS Adjustment reflects the difference between expenses for pension and other postretirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS. The Operating FAS/CAS Adjustment excludes the following components of net periodic benefit costs: interest cost, expected return on plan assets, amortization of prior service cost (credit) and actuarial loss (gain), and settlement and curtailment effects.

The components of the Operating FAS/CAS Adjustment were as follows:

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
FAS benefit (expense)	$ 30	$ 86	$ (28)	$ (56)	(65)%	$ 114	407 %
CAS cost	46	45	52	1	2 %	(7)	(13)%
FAS/CAS Adjustment	76	131	24	(55)	(42)%	107	446 %
Non-operating retirement benefit	(148)	(276)	(181)	128	46 %	(95)	(52)%
Operating FAS/CAS Adjustment (expense) benefit	$ (72)	$ (145)	$ (157)	$ 73	50 %	$ 12	8 %

The Operating FAS/CAS Adjustment in 2023 was a net expense of $72 million, compared to a net expense of $145 million in 2022. The favorable change was primarily driven by higher interest rates under FAS.

We expect the FAS/CAS Adjustment in 2024 to be a net benefit of approximately $115 million (($65) million FAS and $50 million CAS), primarily driven by the more immediate recognition of the 2023 asset returns, offset by lower interest rates under FAS.

We expect the Operating FAS/CAS Adjustment in 2024 to be a net expense of approximately $63 million ($113 million FAS and $50 million CAS), primarily driven by lower interest rates under FAS. The expected FAS/CAS Adjustment is subject to change during 2024, when we remeasure our actuarial estimate of the unfunded benefit obligation with updated census data and other items later in the year.

Non-current State Income Taxes

Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income. Current period state income tax expense is charged to contract costs and included in cost of sales and service revenues in segment operating income.

Non-current state income tax benefit in 2023 was $11 million, compared to non-current state income tax expense of $2 million in 2022. The favorable change in non-current state income taxes was primarily driven by a decrease in deferred state income tax expense, primarily attributable to the timing of long-term contract income for tax purposes.

SEGMENT OPERATING RESULTS

Basis of Presentation

Our discussion of business segment performance focuses on sales and service revenues and operating income, consistent with our approach for managing our business. We are aligned into three reportable segments: Ingalls, Newport News, and Mission Technologies.

The following table presents segment operating results:

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Sales and Service Revenues							
Ingalls	$ 2,752	$ 2,570	$ 2,528	$ 182	7 %	$ 42	2 %
Newport News	6,133	5,852	5,663	281	5 %	189	3 %
Mission Technologies	2,699	2,387	1,476	312	13 %	911	62 %
Intersegment eliminations	(130)	(133)	(143)	3	2 %	10	7 %
Sales and service revenues	$ 11,454	$ 10,676	$ 9,524	$ 778	7 %	$ 1,152	12 %
Operating Income							
Ingalls	$ 362	$ 292	$ 281	$ 70	24 %	$ 11	4 %
Newport News	379	357	352	22	6 %	5	1 %
Mission Technologies	101	63	50	38	60 %	13	26 %
Segment operating income	842	712	683	130	18 %	29	4 %
Non-segment factors affecting operating income							
Operating FAS/CAS Adjustment	(72)	(145)	(157)	73	50 %	12	8 %
Non-current state income taxes	11	(2)	(13)	13	650 %	11	85 %
Operating income	$ 781	$ 565	$ 513	$ 216	38 %	$ 52	10 %

KEY SEGMENT FINANCIAL MEASURES

Sales and Service Revenues

Period-to-period revenues reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the profit margin rate for a particular contract.

Segment Operating Income

Segment operating income reflects the aggregate performance results of contracts within a segment. Excluded from this measure are certain costs not directly associated with contract performance, such as the Operating FAS/CAS Adjustment and non-current state income taxes. Changes in segment operating income are typically expressed in terms of volume, as discussed above, or performance. Performance refers to changes in contract profit margin rates. These changes typically relate to profit recognition associated with revisions to estimated costs at completion ("EAC"), which reflect improved or deteriorated operating performance on that contract. Operating income changes are accounted for on a cumulative to date basis at the time an EAC change is recorded. Segment operating income may also be affected by, among other things, contract performance, the effects of workforce stoppages, the effects of natural disasters such as hurricanes, resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized, such as warranty reserves, could also impact contract earnings. Where such items have occurred and the effects are material, a separate description is provided.

Net Cumulative Catch-up Revenue Adjustments

For the years ended December 31, 2023, 2022, and 2021, favorable and unfavorable cumulative catch-up revenue adjustments were as follows:

($ in millions)	Year Ended December 31					
	2023		2022		2021	
Gross favorable adjustments	$	309	$	325	$	244
Gross unfavorable adjustments		(191)		(212)		(129)
Net adjustments	$	118	$	113	$	115

For the years ended December 31, 2023, 2022, and 2021, net cumulative catch-up revenue adjustments by segment were as follows:

($ in millions)	Year Ended December 31					
	2023		2022		2021	
Ingalls	$	91	$	109	$	103
Newport News		9		(13)		6
Mission Technologies		18		17		6
Net adjustments	$	118	$	113	$	115

Ingalls

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 2,752	$ 2,570	$ 2,528	$ 182	7 %	$ 42	2 %
Segment operating income	362	292	281	70	24 %	11	4 %
As a percentage of segment sales	13.2 %	11.4 %	11.1 %				

Sales and Service Revenues

Ingalls sales and service revenues, including intersegment sales, increased $182 million, or 7%, in 2023 compared to 2022, primarily driven by higher volumes in surface combatants and amphibious assault ships, partially offset by lower volumes in the NSC program.

Segment Operating Income

Ingalls segment operating income in 2023 was $362 million, compared to segment operating income of $292 million in 2022. The increase was primarily driven by the sale of our court judgment against the Bolivarian Republic of Venezuela, to recover unpaid receivables for the prior repair, refurbishment, and modernization of foreign-built frigates, higher volumes described above, and a contract incentive on *Jeremiah Denton* (DDG 129), partially offset by lower risk retirement on USS *Fort Lauderdale* (LPD 28), delivered in 2022, and *Harrisburg* (LPD 30).

Newport News

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 6,133	$ 5,852	$ 5,663	$ 281	5 %	$ 189	3 %
Segment operating income	379	357	352	22	6 %	5	1 %
As a percentage of segment sales	6.2 %	6.1 %	6.2 %				

Sales and Service Revenues

Newport News sales and service revenues, including intersegment sales, increased $281 million, or 5%, in 2023 compared to 2022, primarily driven by higher volumes in aircraft carrier construction and engineering, the *Columbia* class (SSBN 826) submarine program, submarine services, and the *Virginia* class (SSN 774) submarine program, partially offset by lower volumes in aircraft carrier RCOH and naval nuclear support services.

Segment Operating Income

Newport News segment operating income in 2023 was $379 million, compared to segment operating income of $357 million in 2022. The increase was due to higher volumes described above and revenue adjustment on the RCOH of USS *George Washington* (CVN 73), partially offset by contract incentives on the *Columbia* class (SSBN 826) submarine program in 2022.

Mission Technologies

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 2,699	$ 2,387	$ 1,476	$ 312	13 %	$ 911	62 %
Segment operating income	101	63	50	38	60 %	13	26 %
As a percentage of segment sales	*3.7 %*	*2.6 %*	*3.4 %*				

Sales and Service Revenues

Mission Technologies sales and service revenues, including intersegment sales, for the year ended December 31, 2023, increased $312 million, or 13%, compared to 2022, primarily due to higher volumes in C5ISR and CEW&S contracts.

Segment Operating Income

Mission Technologies segment operating income for the year ended December 31, 2023, was $101 million, compared to segment operating income of $63 million in 2022. The increase was primarily driven by the settlement of a representations and warranties insurance claim related to the acquisition of Hydroid and higher volumes described above, partially offset by a contract loss and lower equity income from the disposition of our investment in an unconsolidated ship repair and specialty fabrication joint venture.

PRODUCT AND SERVICE REVENUES AND COST ANALYSIS

The following table presents segment sales and service revenues by both product and service:

	Segment Sales and Service Revenues						
($ in millions)	**Year Ended December 31**			**2023 over 2022**		**2022 over 2021**	
Segment Information	**2023**	**2022**	**2021**	**Dollars**	**Percent**	**Dollars**	**Percent**
Ingalls							
Product	$ 2,495	$ 2,372	$ 2,357	$ 123	5 %	$ 15	1 %
Service	248	186	156	62	33 %	30	19 %
Intersegment	9	12	15	(3)	(25)%	(3)	(20)%
Total Ingalls	2,752	2,570	2,528	182	7 %	42	2 %
Newport News							
Product	5,053	4,821	4,543	$ 232	5 %	278	6 %
Service	1,077	1,026	1,109	$ 51	5 %	(83)	(7)%
Intersegment	3	5	11	$ (2)	(40)%	(6)	(55)%
Total Newport News	6,133	5,852	5,663	281	5 %	189	3 %
Mission Technologies							
Product	116	90	100	$ 26	29 %	(10)	(10)%
Service	2,465	2,181	1,259	$ 284	13 %	922	73 %
Intersegment	118	116	117	$ 2	2 %	(1)	(1)%
Total Mission Technologies	2,699	2,387	1,476	312	13 %	911	62 %
Segment Totals							
Product	$ 7,664	$ 7,283	$ 7,000	$ 381	5 %	$ 283	4 %
Service	3,790	3,393	2,524	$ 397	12 %	869	34 %
Total Segment	$ 11,454	$ 10,676	$ 9,524	$ 778	7 %	$ 1,152	12 %

The following table presents segment cost of sales and service revenues by both product and service:

($ in millions)	Segment Cost of Sales and Service Revenues							
	Year Ended December 31			2023 over 2022		2022 over 2021		
Segment Information	2023	2022	2021	Dollars	Percent	Dollars	Percent	
Ingalls								
Product	$ 2,031	$ 1,931	$ 1,885	$ 100	5 %	$ 46	2 %	
Service	207	162	132	45	28 %	30	23 %	
Intersegment	9	12	15	(3)	(25)%	(3)	(20)%	
Total Ingalls	2,247	2,105	2,032	142	7 %	73	4 %	
Newport News								
Product	4,254	4,097	3,856	$ 157	4 %	241	6 %	
Service	900	858	941	$ 42	5 %	(83)	(9)%	
Intersegment	3	5	11	$ (2)	(40)%	(6)	(55)%	
Total Newport News	5,157	4,960	4,808	197	4 %	152	3 %	
Mission Technologies								
Product	121	73	85	$ 48	66 %	(12)	(14)%	
Service	2,223	1,970	1,100	$ 253	13 %	870	79 %	
Intersegment	118	116	117	$ 2	2 %	(1)	(1)%	
Total Mission Technologies	2,462	2,159	1,302	303	14 %	857	66 %	
Segment Totals								
Product	$ 6,406	$ 6,101	$ 5,826	$ 305	5 %	$ 275	5 %	
Service	3,330	2,990	2,173	$ 340	11 %	817	38 %	
Total Segment [(1)]	$ 9,736	$ 9,091	$ 7,999	$ 645	7 %	$ 1,092	14 %	

[(1)] Operating FAS/CAS Adjustment is excluded from segment cost of product sales and service revenues.

Product Sales and Segment Cost of Product Sales

Product sales in 2023 increased $381 million, or 5%, from 2022, primarily as a result of higher volumes at Newport News in aircraft carrier construction, the *Columbia* class (SSBN 826) submarine program, and the *Virginia* class (SSN 774) submarine program, and higher volumes at Ingalls in surface combatants and amphibious assault ships, partially offset by lower volumes at Newport News in aircraft carrier RCOH and lower volumes at Ingalls in the NSC program.

Cost of product sales in 2023 increased $305 million, or 5%, compared to 2022, consistent with higher product sales described above.

Service Revenues and Segment Cost of Service Revenues

Service revenues in 2023 increased $397 million, or 12%, from 2022, primarily as a result of higher volumes at Mission Technologies in C5ISR and CEW&S contracts, higher volumes at Newport News in aircraft carrier engineering and submarine services, and higher volumes at Ingalls in surface combatant services, partially offset by lower volumes at Newport News in naval nuclear support services.

Cost of service revenues in 2023 increased $340 million, or 11%, compared to 2022, consistent with higher service volumes described above.

OTHER FINANCIAL INFORMATION

Interest Expense

Interest expense in 2023 was $95 million, compared to $102 million in 2022. The change was driven by an increase in capitalized interest costs on construction in progress.

Non-Operating Retirement Benefit

The non-operating retirement benefit includes the following components of net periodic benefit costs: interest cost, expected return on plan assets, amortization of prior service cost (credit) and actuarial loss (gain), and settlement and curtailment effects.

The non-operating retirement benefit in 2023 was $148 million, compared to $276 million in 2022. The unfavorable change was primarily driven by lower 2022 returns on plan assets.

Other, Net

Other, net income in 2023 was $19 million, compared to other, net expense of $20 million in 2022. The increase was primarily driven by unrealized net gains in investments.

Federal and Foreign Income Taxes

Our effective tax rate on earnings from continuing operations was 20.2% in 2023, compared to 19.5% in 2022. The increase in our effective tax rate for 2023 was primarily attributable to prior period research and development tax credits recorded in 2022.

In October 2021, the Organization for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Framework"), which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. In December 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a minimum tax rate of 15%. To date, various jurisdictions have enacted, or are in the process of enacting, legislation on these rules, and the OECD continues to release additional guidance. While it is uncertain whether the U.S. will enact legislation to adopt the minimum tax directive, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement the minimum tax directive. Further, the OECD issued administrative guidance providing transition and safe harbor rules that could delay the impact of the minimum tax directive. We will continue to monitor the implementation of the Framework by the countries in which we operate. We currently do not expect the Framework to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows.

BACKLOG

Total backlog as of December 31, 2023, was approximately $48.1 billion. Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Backlog excludes unexercised contract options and unfunded Indefinite Delivery/Indefinite Quantity orders. For contracts having no stated contract values, backlog includes only the amounts committed by the customer.

The following table presents funded and unfunded backlog by segment as of December 31, 2023 and 2022:

($ in millions)	December 31, 2023			December 31, 2022		
	Funded	Unfunded	Total Backlog	Funded	Unfunded	Total Backlog
Ingalls	$ 12,546	$ 3,201	$ 15,747	$ 9,231	$ 3,546	$ 12,777
Newport News	11,890	15,349	27,239	11,665	17,742	29,407
Mission Technologies	1,545	3,590	5,135	1,317	3,622	4,939
Total backlog	$ 25,981	$ 22,140	$ 48,121	$ 22,213	$ 24,910	$ 47,123

We expect approximately 22% of the $48.1 billion total backlog as of December 31, 2023, to be converted into sales in 2024. U.S. Government orders comprised substantially all of the backlog as of December 31, 2023 and 2022.

Contract Awards

The value of new contract awards during the year ended December 31, 2023, was approximately $12.5 billion, including a funded award for the construction of *Arleigh Burke* class (DDG 51) destroyers, an award for the Joint Network Engineering and Emerging Operations task order, an award modification for the detail design and construction of *Philadelphia* (LPD 32), an award modification for long-lead-time material and advance construction activities on the *Columbia* class (SSBN 826) submarine program, an award modification to the construction contract for *John F. Kennedy* (CVN 79), and an award modification for long-lead-time material for additional Block V boats of the *Virginia* class (SSN 774) submarine program.

LIQUIDITY AND CAPITAL RESOURCES

We seek to efficiently convert operating results into cash for deployment in operating our businesses, implementing our business strategy, and maximizing stockholder value. We use various financial measures to inform our capital deployment strategy, including net cash provided by operating activities and free cash flow. We believe these measures are useful to investors in assessing our financial performance.

The following table summarizes key components of cash flow provided by operating activities:

($ in millions)	Year Ended December 31			2023 over 2022		2022 over 2021	
	2023	2022	2021	Dollars	Percent	Dollars	Percent
Net earnings	$ 681	$ 579	$ 544	$ 102	18 %	$ 35	6 %
Depreciation and amortization	355	366	301	(11)	(3)%	65	22 %
Provision for expected credit losses	6	(7)	7	13	186 %	(14)	(200)%
Stock-based compensation	34	36	33	(2)	(6)%	3	9 %
Deferred income taxes	(113)	2	98	(115)	(5,750)%	(96)	(98)%
Loss (gain) on investments in marketable securities	(23)	25	(19)	(48)	(192)%	44	232 %
Retiree benefits	(75)	(127)	(78)	52	41 %	(49)	(63)%
Trade working capital decrease (increase)	105	(108)	(126)	213	197 %	18	14 %
Net cash provided by operating activities	$ 970	$ 766	$ 760	$ 204	27 %	$ 6	1 %

We have historically maintained a capital structure comprised of a mix of equity and debt financing. We vary our leverage both to optimize our equity return and to pursue acquisitions. We expect to meet our current debt obligations as they come due through internally generated funds from current levels of operations and/or through refinancing in the debt markets prior to the maturity dates of our debt.

Cash Flows

We discuss below our significant operating, investing, and financing activities affecting cash flows for each of the three years in the period ended December 31, 2023, as classified in our consolidated statements of cash flows.

Operating Activities

Cash provided by operating activities in 2023 was $970 million, compared to $766 million provided by operating activities in 2022. The favorable change in cash was primarily due to accelerated receipts of accounts receivable and higher earnings, partially offset by higher payments for income taxes.

We expect cash generated from operations in 2024, in combination with our current cash and cash equivalents, as well as existing borrowing facilities, to be sufficient to service debt and retiree benefit plans, meet contractual obligations, and fund capital expenditures for at least the next 12 calendar months beginning January 1, 2024 and beyond such 12-month period based on our current business plans.

Investing Activities

Cash used in investing activities in 2023 was $236 million, compared to $268 million used in investing activities in 2022. The change in cash used in investing activities was primarily driven by the sale of an unconsolidated ship repair and specialty fabrication joint venture in 2023, partially offset by increased investment in one of our unconsolidated nuclear and environmental joint ventures in 2023.

For 2024, we expect our capital expenditures for maintenance and sustainment to be approximately 1.5% of annual revenues and our discretionary capital expenditures to be approximately 3.5% to 4.0% of annual revenues. We expect our capital expenditures to increase due to an expansion of shipbuilding capacity.

Financing Activities

Cash used in financing activities in 2023 was $771 million, compared to $658 million used in financing activities in 2022. The change in cash used in financing activities was primarily due to higher repayments of long term debt.

Free Cash Flow

Free cash flow represents cash provided by (used in) operating activities less capital expenditures net of related grant proceeds. Free cash flow is not a measure recognized under GAAP. Free cash flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, net earnings as a measure of our performance or net cash provided by operating activities as a measure of our liquidity. We believe free cash flow is an important liquidity measure for our investors because it provides them insight into our current and period-to-period performance and our ability to generate cash from continuing operations. We also use free cash flow as a key operating metric in assessing the performance of our business and as a key performance measure in evaluating management performance and determining incentive compensation. Free cash flow may not be comparable to similarly titled measures of other companies.

The following table reconciles net cash provided by operating activities to free cash flow:

	Year Ended December 31		
($ in millions)	2023	2022	2021
Net cash provided by operating activities	$ 970	$ 766	$ 760
Less capital expenditures:			
Capital expenditure additions	(292)	(284)	(331)
Grant proceeds for capital expenditures	14	12	20
Free cash flow	$ 692	$ 494	$ 449

Free cash flow in 2023 increased $198 million from 2022, primarily due to the increase in cash from operating activities as described above.

Retirement Related Benefit Plan Contributions

ERISA, including amendments under pension relief legislation, defines the minimum amount we must contribute to our qualified defined benefit pension plans. In determining whether to make discretionary contributions to these plans above the minimum required amounts, we consider various factors, including maintaining the funded status needed to avoid potential benefit restrictions and other adverse consequences, maintaining minimum CAS funding requirements, and the current and anticipated future funding levels of each plan. The contributions to our qualified defined benefit pension plans are affected by a number of factors, including published IRS interest rates, the actual return on plan assets, actuarial assumptions, and demographic experience. These factors and our resulting contributions also impact the funded status of the plans.

We made the following minimum and discretionary contributions to our pension and other postretirement benefit plans in the years ended December 31, 2023, 2022, and 2021:

($ in millions)	Year Ended December 31					
	2023		2022		2021	
Pension plans						
Discretionary						
Qualified	$	—	$	—	$	60
Non-qualified		12		10		9
Other benefit plans		32		31		37
Total contributions	$	44	$	41	$	106

As of December 31, 2023 and 2022, our qualified pension plans were funded 114% and 109%, respectively. As of December 31, 2023 and 2022, these plans were sufficiently funded on an ERISA basis so as not to be subject to benefit payment restrictions. The funded percentages under ERISA and FAS vary due to inherent differences in the assumptions and methodologies used to calculate the respective obligations. We expect our 2024 cash contributions to our qualified defined benefit pension plans to be less than $1 million, all of which we anticipate will be discretionary and which are exclusive of CAS cost recoveries under our contracts. Due to the differences in calculation methodologies, our FAS expense is not necessarily representative of our funding requirements or CAS cost recoveries.

We expect 2024 contributions to our other postretirement benefit plans to be approximately $35 million, which are exclusive of CAS cost recoveries under our contracts. Contributions for other postretirement benefit plans are not required to be funded in advance and are paid on an as-incurred basis.

Other Sources and Uses of Capital

Stockholder Distributions - In November 2023, our board of directors authorized an increase in our quarterly cash dividend to $1.30 per share. The board previously increased the quarterly cash dividend to $1.24 per share in November 2022 and $1.18 per share in November 2021. We paid cash dividends totaling $200 million ($5.02 per share), $192 million ($4.78 per share), and $186 million ($4.60 per share) in the years ended December 31, 2023, 2022, and 2021, respectively.

In January 2024, our board of directors authorized an increase to our stock repurchase program from $3.2 billion to $3.8 billion and an extension of the term of the program to December 31, 2028. Repurchases are made from time to time at management's discretion in accordance with applicable federal securities laws. For the year ended December 31, 2023, we repurchased 337,007 shares at an aggregate cost of $75 million. For the years ended December 31, 2022 and 2021, we repurchased 244,561 and 544,440 shares, respectively, at aggregate costs of $52 million and $101 million, respectively. The cost of repurchased shares is recorded as treasury stock in the consolidated statements of financial position.

Additional Capital - In 2021, we issued $1 billion aggregate principal amount of senior notes, and we entered into a $650 million 3-year delayed draw term loan. The net proceeds were used to fund a portion of the purchase price for the acquisition of Alion.

In 2021, we amended and restated our existing $1.25 billion credit facility, increasing the capacity thereunder to $1.5 billion and extending the maturity date to five years from signing (the "Revolving Credit Facility"). The Revolving Credit Facility includes a letter of credit subfacility of $300 million.

We maintain an unsecured commercial paper note program, under which we may issue up to $1 billion of unsecured commercial paper notes.

Contractual Obligations - Our future contractual obligations are related to debt, leases, pension liabilities, unrecognized tax benefits, workers compensation, and purchase obligations. See Note 13: Debt, Note 15: Leases, Note 17: Employee Pension and Other Postretirement Benefits, Note 12: Income Taxes, and Note 2: Summary of Significant Accounting Policies in Item 8 for information about those obligations. Our purchase obligations as of December 31, 2023, were approximately $5,122 million, with approximately $2,702 million expected to be paid in

2024 and $2,420 million thereafter. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. As of December 31, 2023, future scheduled periodic interest payments on our outstanding long-term debt, including commitment fees that we are obligated to pay on our existing $1.5 billion Revolving Credit Facility, were approximately $333 million, with approximately $87 million expected to be paid in 2024 and $246 million thereafter.

Off-Balance Sheet Arrangements

In the ordinary course of business, we use letters of credit issued by commercial banks to support certain leases, insurance policies, and contractual performance obligations, as well as surety bonds issued by insurance companies principally to support our self-insured workers' compensation plans. As of December 31, 2023, $12 million in letters of credit were issued but undrawn and $360 million of surety bonds were outstanding. As of December 31, 2023, we had no other significant off-balance sheet arrangements.

GLOSSARY OF PROGRAMS

Included below are brief descriptions of some of the programs discussed in this Annual Report on Form 10-K.

Program Name	Program Description
Aircraft carrier RCOH	Perform refueling and complex overhaul ("RCOH") of nuclear-powered aircraft carriers, which is required at the mid-point of their 50-year life cycle. USS John C. Stennis (CVN 74) arrived at Newport News for the start of its RCOH in May 2021, and USS George Washington (CVN 73) was redelivered to the U.S. Navy in May 2023.
America class (LHA 6) amphibious assault ships	Design and build large deck amphibious assault ships that provide forward presence and power projection as an integral part of joint, interagency and multinational maritime expeditionary forces. The *America* class (LHA 6) ships, together with the *Wasp* class (LHD 1) ships, are the successors to the decommissioned *Tarawa* class (LHA 1) ships. The *America* class (LHA 6) ships optimize aviation operations and support capabilities. We are currently constructing *Bougainville* (LHA 8) and *Fallujah* (LHA 9). In 2023, we were awarded a long-lead-time material contract for LHA 10 (unnamed).
Arleigh Burke class (DDG 51) destroyers	Build guided missile destroyers designed for conducting anti-air, anti-submarine, anti-surface, and strike operations. The Aegis-equipped *Arleigh Burke* class (DDG 51) destroyers are the U.S. Navy's primary surface combatant, and have been constructed in variants, allowing technological advances during construction. We delivered USS *Frank E. Petersen Jr.* (DDG 121), *Lenah H. Sutcliffe Higbee* (DDG 123), and *Jack H. Lucas* (DDG 125) in 2021, 2022, and 2023, respectively. We have contracts to construct the following *Arleigh Burke* class (DDG 51) destroyers: *Ted Stevens* (DDG 128), *Jeremiah Denton* (DDG 129), *George M. Neal* (DDG 131), *Sam Nunn* (DDG 133), *Thad Cochran* (DDG 135), *John F. Lehman* (DDG 137), *Telesforo Trinidad* (DDG 139), *Ernest E. Evans* (DDG 141), and *Charles J. French* (DDG 142).
Columbia class (SSBN 826) submarines	Design and construct modules for *Columbia* class (SSBN 826) nuclear ballistic missile submarines ("SSBNs") as a subcontractor to Electric Boat. SSBNs are the most secure and survivable of our nation's nuclear deterrent triad. *Columbia* class SSBNs will carry approximately 70 percent of the nation's nuclear arsenal. The *Columbia* class (SSBN 826) program plan of record is to construct 12 new SSBNs to replace the current aging *Ohio* class. We have a teaming agreement with Electric Boat to build modules for the entire *Columbia* class (SSBN 826) submarine program that leverages our *Virginia* class (SSN 774) experience. We have been awarded contracts from Electric Boat for integrated product and process development, providing long–lead–time material and advance construction, and construction of the first two boats of the *Columbia* class (SSBN 826) submarine program. Construction of the first *Columbia* class (SSBN 826) submarine began in 2020. In 2023, we received an award modification for long-lead-time material and advance construction for the next five boats.
USS *Gerald R. Ford* class (CVN 78) aircraft carriers	Design and construction for the *Ford* class program, which is the aircraft carrier replacement program for the decommissioned *Enterprise* (CVN 65) and *Nimitz* class (CVN 68) aircraft carriers. USS *Gerald R. Ford* (CVN 78), the first ship of the *Ford* class, was delivered to the U.S. Navy in the second quarter of 2017. In June 2015, we were awarded a contract for the detail design and construction of *John F. Kennedy* (CVN 79), following several years of engineering, advance construction, and purchase of long-lead-time components and material. In addition, we have received awards for detail design and construction of *Enterprise* (CVN 80) and *Doris Miller* (CVN 81). This category also includes the class' non-recurring engineering. The class is expected to bring improved warfighting capability, quality of life improvements for sailors, and reduced life cycle costs.

Legend class National Security Cutter	Design and build the U.S. Coast Guard's National Security Cutters ("NSCs"), the largest and most technically advanced class of cutter in the U.S. Coast Guard. The NSC is equipped to carry out maritime homeland security, maritime safety, protection of natural resources, maritime mobility, and national defense missions. There were 11 ships planned for this program, of which the first ten ships have been delivered, and *Friedman* (NSC 11) is currently under construction.
Naval nuclear support services	Provide services to and in support of the U.S. Navy, ranging from services supporting the Navy's carrier and submarine fleets to maintenance services at U.S. Navy training facilities. Naval nuclear support services include design, construction, maintenance, and disposal activities for in-service U.S. Navy nuclear ships worldwide through mobile and in-house capabilities. Services include maintenance services on nuclear reactor prototypes.
Nuclear and environmental services	Supports the national security mission of the Department of Energy ("DoE") through the management and operation of DoE sites, as well as the safe cleanup of legacy waste across the country. We meet our clients' toughest nuclear and environmental challenges and are positioned to serve the growing commercial nuclear power plant decommissioning market. We participate in several joint ventures, including Newport News Nuclear BWXT Los Alamos, LLC (" N3B"), Mission Support and Test Services, LLC ("MSTS"), and Savannah River Nuclear Solutions, LLC ("SRNS"), and we are an integrated subcontractor to Triad National Security. N3B was awarded the Los Alamos Legacy Cleanup Contract at the DoE/National Nuclear Security Administration's Los Alamos National Laboratory. MSTS was awarded a contract for site management and operations at the Nevada National Security Site. SRNS provides site management and operations at the DoE's Savannah River Site near Aiken, South Carolina. Triad provides site management and operations at the DoE's Los Alamos National Laboratory.
San Antonio class (LPD 17) amphibious transport dock ships	Design and build amphibious transport dock ships, which are warships that embark, transport, and land elements of a landing force for a variety of expeditionary warfare missions, and also serve as the secondary aviation platform for Amphibious Readiness Groups. The *San Antonio* class (LPD 17) is the newest addition to the U.S. Navy's 21st century amphibious assault force, and these ships are a key element of the U.S. Navy's seabase transformation. In 2022, we delivered USS *Fort Lauderdale* (LPD 28), and we were awarded a long-lead-time material contract for *Philadelphia* (LPD 32). In 2023, we received an award modification for the detail design and construction of *Philadelphia* (LPD 32). We are currently constructing *Richard M. McCool Jr.* (LPD 29), *Harrisburg* (LPD 30), and *Pittsburgh* (LPD 31).
Virginia class (SSN 774) fast attack submarines	Construct attack submarines as the principal subcontractor to Electric Boat. The *Virginia* class (SSN 774) is a post-Cold War design tailored to excel in a wide range of warfighting missions, including anti-submarine and surface ship warfare; special operation forces; strike; intelligence, surveillance, and reconnaissance; carrier and expeditionary strike group support; and mine warfare.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks, including those relating to interest rates and inflation.

Interest Rates - Our floating rate financial instruments subject to interest rate risk include a Term Loan, a $1.5 billion Revolving Credit Facility, and a $1 billion commercial paper program. As of December 31, 2023, we had $145 million outstanding on the Term Loan and no indebtedness outstanding under our Revolving Credit Facility or our commercial paper program. Based on the amounts outstanding under our Term Loan as of December 31, 2023, an increase of 1% in interest rates would increase the interest expense on our debt by approximately $1 million on an annual basis. In January 2024, we paid the remaining $145 million balance of the Term Loan.

Inflation - Macroeconomic factors have contributed, and we expect will continue to contribute, to increasing cost inflation for raw materials, components, and supplies. We mitigate some cost inflation risk by negotiating long-term agreements with certain raw material suppliers and incorporating price escalation provisions in customer contracts to the extent possible. We include assumptions of anticipated cost growth in the development of our cost of completion estimates, but if inflationary conditions continue over the long-term, our cost assumptions may not be sufficient to cover all cost escalation or may impact the availability of resources to execute the respective contracts. Persistent cost inflation over the long-term may have an adverse impact on our financial position, results of operations, or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Huntington Ingalls Industries, Inc.
Newport News, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Revenue – Shipbuilding Contracts — Refer to Note 2 and 7 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue on shipbuilding contracts with U.S. Government customers over time as the construction of the ship progresses, because transfer of control to the customer is continuous. Ordinarily the Company's contracts represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods. The use of the cost-to-cost method to measure performance progress over time is supported by clauses in the related contracts that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit, and take control of any work in process. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total material costs, labor costs, and profit for the performance obligation. Cost of sales is recognized as incurred, and revenues are determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales.

Given the judgments necessary to estimate total material costs, labor costs, and profit in order to recognize revenue for certain shipbuilding contracts, auditing such estimates required extensive audit effort due to the complexity of the contracts and a high degree of auditor judgment, especially for contracts where there is limited historical data.

How the Critical Audit Matter Was Addressed in the Audit

- Our audit procedures related to management's estimates of total material costs, labor costs, and profit in order to recognize revenue for certain shipbuilding contracts included the following, among others:
- We tested the effectiveness of controls over shipbuilding contract revenue, including management's controls over the estimates of total material costs, labor costs, and profit for performance obligations.
- We developed independent estimates of revenue based on historical profit margins and current year recorded costs. We compared those estimates to revenue recognized by the Company.
- We obtained the population of contracts during 2023 and assessed the financial and performance risk of the contracts based on our knowledge gained through prior year audits of the Company, industry experience, and ongoing conversations with members of program management regarding the contract performance to identify contracts that we believe were riskier. For contracts selected, we performed tailored audit procedures to address the specific characteristics of audit interest identified. Procedures performed, among others, may have included:
  - Read the relevant portions of contracts including any recent contract modifications to understand contract terms, including incentives, fee arrangement, scope of work, and other unusual contract terms.
  - Evaluated the estimates of total costs and profit for the performance obligation by performing some combination of the following:
    - Performed inquiries with the business managers and corroborated the information gained from these inquiries with other parties who have detailed knowledge of the contract's progress, issues being encountered, and overall production status.
    - Evaluated management's material and labor estimates against historical performance, underlying performance metrics, and metrics of similar performance obligations.
    - Tested the appropriateness of the timing and accuracy of changes in estimates, including inspection of underlying source documentation, and consideration of any contradictory information.
    - Evaluated the necessity and appropriateness of any constraints applied against any variable consideration.

Goodwill - Mission Technologies reporting unit – Refer to Note 2 and 11 to the financial statements

Critical Audit Matter Description

The Company performed a quantitative impairment evaluation of the goodwill for the Mission Technologies reporting unit by comparing the estimated fair value of the reporting unit to its carrying value. The Company's testing approach utilizes a combination of discounted cash flow analysis and comparative market-based valuation methodologies to determine the fair value of the reporting unit for comparison to its corresponding book value. Estimating the fair value of a reporting unit requires the exercise of significant judgment and assumptions including judgments about the forecasted revenue, forecasted earnings before income tax, depreciation, and amortization ("EBITDA"), and the selection of the long-term growth rate and the discount rate. Changes in these assumptions could have a significant impact on the fair value of the reporting unit, the amount of any goodwill impairment charge, or both.

The goodwill balance was $2.6 billion as of December 31, 2023 of which $1.7 billion related to the Mission Technologies reporting unit. The fair value of the Mission Technologies reporting unit exceeded the carrying value by 10.4% as of the measurement date and, therefore, no impairment was recognized.

Given the significant judgments made by management to estimate the fair value of the Mission Technologies reporting unit and the difference between its fair value and carrying value, performing audit procedures to test the Company's estimate of the fair value of the Mission Technologies reporting unit, which included evaluating estimates and assumptions related to forecasted revenue, forecasted EBITDA, and the selection of the long-term growth rate and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the selection of the forecasted revenue, forecasted EBITDA, and the selection of the long-term growth rate and the discount rate for the Mission Technologies reporting unit included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the selection of the assumptions used in the fair value models.
- We evaluated management's ability to accurately forecast revenue and EBITDA by comparing actual results to management's historical forecasts.
- We evaluated the reasonableness of management's forecasted revenue and EBITDA by comparing the forecasts to internal communications to management and the Board of Directors and comparing the forecasts to third-party economic and industry data.
- We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.
- We evaluated, with the assistance of our fair value specialists, the reasonableness of the (1) valuation methodology utilized by management, and (2) the selected long-term growth rate and discount rate by:
    - Comparing the valuation methodologies used to generally accepted valuation practices.
    - Testing the appropriateness of source information used by management to select the long-term growth rate and discount rate used by management.
    - Developing a range of independent estimates and comparing those to the discount rate selected by management.
- We evaluated the carrying value of the Mission Technologies reporting unit including the corporate allocations.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 1, 2024

We have served as the Company's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Huntington Ingalls Industries, Inc.
Newport News, Virginia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 1, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 1, 2024

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in millions, except per share amounts)	Year Ended December 31					
		2023		2022		2021
Sales and service revenues						
Product sales	$	7,664	$	7,283	$	7,000
Service revenues		3,790		3,393		2,524
Sales and service revenues		11,454		10,676		9,524
Cost of sales and service revenues						
Cost of product sales		6,467		6,225		5,958
Cost of service revenues		3,341		3,011		2,198
Income from operating investments, net		37		48		41
Other income and gains, net		120		1		2
General and administrative expenses		1,022		924		898
Operating income		781		565		513
Other income (expense)						
Interest expense		(95)		(102)		(89)
Non-operating retirement benefit		148		276		181
Other, net		19		(20)		17
Earnings before income taxes		853		719		622
Federal and foreign income taxes		172		140		78
Net earnings	$	681	$	579	$	544
Basic earnings per share	$	17.07	$	14.44	$	13.50
Weighted-average common shares outstanding		39.9		40.1		40.3
Diluted earnings per share	$	17.07	$	14.44	$	13.50
Weighted-average diluted shares outstanding		39.9		40.1		40.3
Net earnings from above	$	681	$	579	$	544
Other comprehensive income						
Change in unamortized benefit plan costs		238		436		838
Tax expense for items of other comprehensive income		(61)		(112)		(214)
Other comprehensive income, net of tax		177		324		624
Comprehensive income	$	858	$	903	$	1,168

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions)		December 31		
		2023		**2022**
Assets				
Current Assets				
Cash and cash equivalents	$	430	$	467
Accounts receivable, net		461		636
Contract assets		1,537		1,240
Inventoried costs, net		186		183
Income taxes receivable		183		170
Prepaid expenses and other current assets		83		50
Total current assets		2,880		2,746
Property, Plant, and Equipment				
Land and land improvements		351		344
Buildings and leasehold improvements		2,954		2,805
Machinery and other equipment		2,197		2,122
Capitalized software costs		261		246
		5,763		5,517
Accumulated depreciation and amortization		(2,467)		(2,319)
Property, plant, and equipment, net		3,296		3,198
Other Assets				
Operating lease assets		262		282
Goodwill		2,618		2,618
Other intangible assets, net of accumulated amortization of $1,009 million as of 2023 and $881 million as of 2022		891		1,019
Pension plan assets		888		600
Miscellaneous other assets		380		394
Total other assets		5,039		4,913
Total assets	$	11,215	$	10,857

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - CONTINUED

($ in millions)		December 31		
		2023		2022
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade accounts payable	$	554	$	642
Accrued employees' compensation		382		345
Current portion of long-term debt		231		399
Current portion of postretirement plan liabilities		129		134
Current portion of workers' compensation liabilities		224		229
Contract liabilities		1,063		766
Other current liabilities		449		380
Total current liabilities		3,032		2,895
Long-term debt		2,214		2,506
Pension plan liabilities		212		214
Other postretirement plan liabilities		241		260
Workers' compensation liabilities		449		463
Long-term operating lease liabilities		228		246
Deferred tax liabilities		367		418
Other long-term liabilities		379		366
Total liabilities		7,122		7,368
Commitments and Contingencies (Note 16)				
Stockholders' Equity				
Common stock, $0.01 par value; 150,000,000 shares authorized; 53,595,748 issued and 39,618,880 outstanding as of December 31, 2023, and 53,503,317 issued and 39,863,456 outstanding as of December 31, 2022		1		1
Additional paid-in capital		2,045		2,022
Retained earnings		4,755		4,276
Treasury stock		(2,286)		(2,211)
Accumulated other comprehensive loss		(422)		(599)
Total stockholders' equity		4,093		3,489
Total liabilities and stockholders' equity	$	11,215	$	10,857

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
($ in millions)	**2023**	**2022**	**2021**
Operating Activities			
Net earnings	**$ 681**	$ 579	$ 544
Adjustments to reconcile to net cash provided by operating activities			
Depreciation	**219**	218	207
Amortization of purchased intangibles	**128**	140	86
Amortization of debt issuance costs	**8**	8	8
Provision for expected credit losses	**6**	(7)	7
Stock-based compensation	**34**	36	33
Deferred income taxes	**(113)**	2	98
Loss (gain) on investments in marketable securities	**(23)**	25	(19)
Change in			
Accounts receivable	**168**	(196)	58
Contract assets	**(297)**	70	(126)
Inventoried costs	**(3)**	(22)	(25)
Prepaid expenses and other current assets	**(42)**	20	(88)
Accounts payable and accruals	**264**	6	45
Retiree benefits	**(75)**	(127)	(78)
Other non-cash transactions, net	**15**	14	10
Net cash provided by operating activities	**970**	766	760
Investing Activities			
Capital expenditures			
Capital expenditure additions	**(292)**	(284)	(331)
Grant proceeds for capital expenditures	**14**	12	20
Acquisitions of businesses, net of cash received	**—**	—	(1,643)
Investment in affiliates	**(24)**	(5)	(22)
Proceeds from equity method investment	**63**	6	—
Proceeds from disposition of business	**—**	—	20
Other investing activities, net	**3**	3	2
Net cash used in investing activities	**(236)**	(268)	(1,954)
Financing Activities			
Proceeds from issuance of long-term debt	**—**	—	1,650
Repayment of long-term debt	**(480)**	(400)	(25)
Proceeds from line of credit borrowings	**—**	24	—
Repayment of line of credit borrowings	**—**	(24)	—
Debt issuance costs	**—**	—	(22)
Dividends paid	**(200)**	(192)	(186)
Repurchases of common stock	**(75)**	(52)	(101)
Employee taxes on certain share-based payment arrangements	**(13)**	(14)	(7)
Other financing activities, net	**(3)**	—	—
Net cash provided by (used in) financing activities	**(771)**	(658)	1,309
Change in cash and cash equivalents	**(37)**	(160)	115
Cash and cash equivalents, beginning of period	**467**	627	512
Cash and cash equivalents, end of period	**$ 430**	$ 467	$ 627
Supplemental Cash Flow Disclosure			
Cash paid for income taxes (net of refunds)	**$ 330**	$ 127	$ 33
Cash paid for interest	**$ 101**	$ 100	$ 76
Non-Cash Investing and Financing Activities			
Capital expenditures accrued in accounts payable	**$ 29**	$ 12	$ 6

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ in millions)	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Treasury Stock		Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity
Balance as of December 31, 2020	$	1	$	1,972	$	3,533	$	(2,058)	$	(1,547)	$	1,901
Net earnings		—		—		544		—		—		544
Dividends declared ($4.60 per share)		—		—		(186)		—		—		(186)
Stock compensation		—		26		—		—		—		26
Other comprehensive income, net of tax		—		—		—		—		624		624
Treasury stock activity		—		—		—		(101)		—		(101)
Balance as of December 31, 2021		1		1,998		3,891		(2,159)		(923)		2,808
Net earnings		—		—		579		—		—		579
Dividends declared ($4.78 per share)		—		—		(192)		—		—		(192)
Stock compensation		—		24		(2)		—		—		22
Other comprehensive income, net of tax		—		—		—		—		324		324
Treasury stock activity		—		—		—		(52)		—		(52)
Balance as of December 31, 2022		1		2,022		4,276		(2,211)		(599)		3,489
Net earnings		—		—		681		—		—		681
Dividends declared ($5.02 per share)		—		—		(200)		—		—		(200)
Stock compensation		—		23		(2)		—		—		21
Other comprehensive income, net of tax		—		—		—		—		177		177
Treasury stock activity		—		—		—		(75)		—		(75)
Balance as of December 31, 2023	$	1	$	2,045	$	4,755	$	(2,286)	$	(422)	$	4,093

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Huntington Ingalls Industries, Inc. ("HII" or the "Company") is a global, all-domain defense partner, building and delivering the world's most powerful, survivable naval ships and technologies that safeguard America's seas, sky, land, space, and cyber. HII is organized into three reportable segments: Ingalls Shipbuilding ("Ingalls"), Newport News Shipbuilding ("Newport News"), and Mission Technologies. For more than a century, the Company's Ingalls segment in Mississippi and Newport News segment in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder, making HII America's largest shipbuilder. The Mission Technologies segment develops integrated solutions that enable today's connected, all-domain force.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements of HII and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the instructions to Form 10-K promulgated by the Securities and Exchange Commission ("SEC"). As used in the Notes to the Consolidated Financial Statements, the terms "HII" and "the Company" refer to HII and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation. For classification of current assets and liabilities related to its long-term production contracts, the Company uses the duration of these contracts as its operating cycle, which is generally longer than one year. Additionally, certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates - The preparation of the Company's consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information, and actual results could differ materially from those estimates.

Revenue Recognition - Most of the Company's revenues are derived from long-term contracts for the production of goods and services provided to its U.S. Government customers. The Company generally recognizes revenues on contracts with U.S. Government customers over time using a cost-to-cost measure of progress. The use of the cost-to-cost method to measure performance progress over time is supported by clauses in the related contracts that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit, and take control of any work in process. The Company utilizes the cost-to-cost method to measure performance progress, because it best reflects the continuous transfer of control over the related goods and services to the customer as the Company satisfies its performance obligations.

When the customer is not a U.S. Government entity, the Company may recognize revenue over time or at a point in time when control transfers upon delivery, depending upon the facts and circumstances of the related arrangement. When the Company determines that revenue should be recognized over time, the Company utilizes a measure of progress that best depicts the transfer of control of the relevant goods and services to the customer. Generally, the terms and conditions of the contracts result in a transfer of control over the related goods and services as the Company satisfies its performance obligations. Accordingly, the Company recognizes revenue over time using the cost-to-cost method to measure performance progress. The Company may, however, utilize a measure of progress other than cost-to-cost, such as a labor-based measure of progress, if the terms and conditions of the arrangement require such accounting.

When using the cost-to-cost method to measure performance progress, certain contracts may include costs that are not representative of performance progress, such as large upfront purchases of uninstalled materials, unexpected waste, or inefficiencies. In these cases, the Company adjusts its measure of progress to exclude such costs, with the goal of better reflecting the transfer of control over the related goods or services to the customer and recognizing revenue only to the extent of the costs incurred that reflect the Company's performance under the contract.

In addition, for time and material arrangements, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company invoices, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

A performance obligation is a promise to transfer a distinct good or service to the customer and is the unit of account for which revenue is recognized. To determine the proper revenue recognition method, consideration is given to whether two or more contracts should be combined and accounted for as one contract and whether a single contract consists of more than one performance obligation. For contracts with multiple performance obligations, the contract transaction price is allocated to each performance obligation using an estimate of the standalone selling price based upon expected cost plus a margin at contract inception, which is generally the price disclosed in the contract. Contracts are often modified to account for changes in contract specifications and requirements. In the majority of circumstances, modifications do not result in additional performance obligations that are distinct from the existing performance obligations in the contract, and the effects of the modifications are recognized as an adjustment to revenue on a cumulative catch-up basis. Alternatively, in instances in which the performance obligations in the modifications are deemed distinct, contract modifications are accounted for prospectively.

The amount of revenue recognized as the Company satisfies performance obligations associated with contracts with customers is based upon the determination of transaction price. Transaction price reflects the amount of consideration to which the Company expects to be entitled for performance under the terms and conditions of the relevant contract and may reflect fixed and variable components, including shareline incentive fees whereby the value of the contract is variable based upon the amount of costs incurred, as well as other incentive fees based upon achievement of contractual schedule commitments or other specified criteria in the contract. Shareline incentive fees are determined based upon the formula under the relevant contract using the Company's estimated cost to complete for each period. The Company generally utilizes a most likely amount approach to estimate variable consideration. In all such instances, the estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable.

Contract Estimates - In estimating contract costs, the Company utilizes a profit-booking rate based upon performance expectations that takes into consideration a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as the Company is able to mitigate and retire such risks. Conversely, if the Company is not able to retire these risks, cost estimates may increase, resulting in a lower profit-booking rate.

The cost estimation process requires significant judgment based upon the professional knowledge and experience of the Company's engineers, program managers, and financial professionals. Factors considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity, and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any performance delays, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete.

Changes in estimates of sales, costs, and profits on a performance obligation are recognized using the cumulative catch-up method of accounting, which recognizes in the current period the cumulative effect of the changes in current and prior periods. A significant change in an estimate on one or more contracts in a period could have a material effect on the Company's consolidated financial position or results of operations for that period.

When estimates of total costs to be incurred exceed estimates of total revenue to be earned on a performance obligation related to a complex, construction-type contract, a provision for the entire loss on the performance obligation is recognized in the period the loss is determined.

Accounts Receivable - Accounts receivable include amounts related to any unconditional Company right to receive consideration and are presented as accounts receivable, net in the consolidated statements of financial position, separate from other contract balances. Accounts receivable are comprised of amounts billed and currently due from customers. The Company reports accounts receivable net of an allowance for expected credit losses. Because the Company's accounts receivable are primarily with the U.S. Government or with companies acting as a contractor to the U.S. Government, the Company does not have material exposure to accounts receivable credit risk.

Contract Assets - Contract assets primarily relate to the Company's rights to consideration for work completed but not billed as of the reporting date when the right to payment is not just subject to the passage of time, including retention amounts. Contract assets are classified as current assets and, in accordance with industry practice, include amounts that may be billed and collected beyond one year due to the long-term nature of many of the Company's contracts. Contract assets are transferred to accounts receivable when the right to consideration becomes unconditional.

Contract Liabilities - Contract liabilities are comprised of advance payments, billings in excess of revenues, and deferred revenue amounts. Such advances are generally not considered a significant financing component, because they are utilized to pay for contract costs within a one-year period. Contract liability amounts are recognized as revenue once the requisite performance progress has occurred.

Inventoried Costs - Inventoried costs primarily relate to company-owned raw materials, which are stated at the lower of cost or net realizable value, generally using the average-cost method, and costs capitalized pursuant to applicable provisions of the Federal Acquisition Regulation ("FAR") and U.S. Cost Accounting Standards ("CAS"). Under the Company's U.S. Government contracts, the customer asserts title to, or a security interest in, inventories related to such contracts as a result of contract advances, performance-based payments, and progress payments. In accordance with industry practice, inventoried costs are classified as current assets and include amounts related to contracts having production cycles longer than one year.

Costs to Obtain or Fulfill a Contract - Costs to obtain a contract are incremental direct costs incurred to obtain a contract with a customer and are capitalized if material. Costs to fulfill a contract include costs directly related to a contract or a specific anticipated contract (for example, mobilization and set-up) that generate or enhance our ability to satisfy our performance obligations under a contract. These costs are capitalized to the extent they are expected to be recovered from the associated contract. Capitalized costs to obtain or fulfill a contract are amortized to expense over the expected period of benefit. As of December 31, 2023, capitalized costs to obtain or fulfill a contract were $24 million, included in prepaid expenses and other current assets in the consolidated statements of financial position.

Warranty Costs - Certain of the Company's contracts contain assurance-type warranty provisions, which generally promise that the service or vessel will comply with agreed upon specifications. In such instances, the Company accrues the estimated loss by a charge to income in the relevant period. In limited circumstances, the Company's complex construction type contracts may provide the customer with an option to purchase a warranty or provide an extended assurance service coupled with the primary assurance warranty. In such cases, the Company accounts for the warranty as a separate performance obligation to the extent it is material within the context of the contract. Warranty liabilities are reported within other current liabilities and are not material.

Government Grants - The Company recognizes incentive grants, inclusive of transfers of depreciable assets, from federal, state, and local governments at fair value upon compliance with the conditions of their receipt and reasonable assurance that the grants will be received or the depreciable assets will be transferred. Grants related to specific expenses are recognized in the period in which the expenses are incurred as an offset to the related expenses. Grants related to depreciable assets are recognized over the periods and in the proportions in which depreciation expense on those assets is recognized.

For the years ended December 31, 2023, 2022, and 2021, the Company recognized cash grant benefits of $14 million, $12 million, and $20 million, respectively, in other long-term liabilities in the consolidated statements of financial position.

General and Administrative Expenses - In accordance with industry practice and regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis, and contract performance factors include this as an element of cost.

General and administrative expenses also include certain other costs that do not affect segment operating income, primarily non-current state income taxes. Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period.

Research and Development - Company-sponsored research and development activities primarily include independent research and development ("IR&D") related to experimentation, design, development, and test activities for government programs. IR&D expenses are included in general and administrative expenses and are generally allocable to government contracts. Company-sponsored IR&D expenses totaled $35 million, $40 million, and $34 million for the years ended December 31, 2023, 2022, and 2021, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.

Environmental Costs - Environmental liabilities are accrued when the Company determines remediation costs are probable and such costs are reasonably estimable. When only a range of costs is established and no amount within the range is more probable than another, the minimum amount in the range is accrued. Environmental liabilities are recorded on an undiscounted basis and are not material. Environmental expenditures are expensed or capitalized as appropriate. Capitalized expenditures, if any, relate to long-lived improvements in currently operating facilities. The Company does not record insurance recoveries before collection is probable. As of December 31, 2023 and 2022, the Company did not have any accrued receivables related to insurance reimbursements or recoveries for environmental matters.

Fair Value of Financial Instruments - The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The three levels of inputs consist of:

Level 1:   Quoted prices in active markets for identical assets and liabilities.

Level 2:   Observable inputs, other than Level 1 prices, such as: quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that the Company corroborates with observable market data for substantially the full term of the related assets or liabilities.

Level 3:   Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets and liabilities.

Except for the Company's long-term debt, the carrying amounts of the Company's financial instruments that are recorded at historical cost approximate fair value due to the short-term nature of the instruments and low credit risk associated with the respective counterparties.

The Company maintains multiple grantor trusts to fund certain non-qualified pension plans. These trusts were valued at $220 million and $209 million as of December 31, 2023 and 2022, respectively, and are presented within miscellaneous other assets within the consolidated statements of financial position. These trusts consist primarily of investments in marketable securities, which are held at fair value within Level 1 of the fair value hierarchy.

Asset Retirement Obligations - Environmental remediation and/or asset decommissioning may be required when the Company ceases to utilize certain facilities. The Company records, within other current liabilities or other long-term liabilities as appropriate, all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning, and lease restoration obligations. Asset retirement obligations for which the liability's fair value can be reasonably estimated were immaterial as of December 31, 2023 and 2022.

Income Taxes - Income tax expense and other related information are based on the prevailing statutory rates for U.S. federal income taxes and the composite state income tax rate for the Company for each period presented. Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income, while the current period state income tax expense, which is generally allowable and allocable to contracts, is charged to contract costs and included in cost of sales and service revenues in segment operating income.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes and for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates expected to be in effect when the deferred tax items reverse in future periods.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Based on the Company's evaluation of these deferred tax assets, valuation allowances of $29 million and $28 million were recognized as of December 31, 2023 and 2022, respectively.

Uncertain tax positions meeting the more-likely-than-not recognition threshold, based on the merits of the position, are recognized in the financial statements. The Company recognizes the amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, the Company recognizes an expense for the amount of the penalty in the period the tax position is claimed or expected to be claimed in its tax return. Penalties and accrued interest related to unrecognized tax benefits are recognized as a component of income tax expense. Changes in accruals associated with unrecognized tax benefits are recorded in earnings in the period in which they are determined.

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these assets, which have original maturity dates of 90 days or less.

Concentration Risk - The Company's assets that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with reputable financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of these financial institutions and mitigates this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty, and monitoring the financial condition of its counterparties.

In connection with its U.S. Government contracts, the Company is required to procure certain raw materials, components, and parts from supply sources approved by the U.S. Government. Only one supplier may exist for certain components and parts required to manufacture the Company's products.

Property, Plant, and Equipment - Depreciable properties owned by the Company are recorded at cost and depreciated over the estimated useful lives of individual assets. Major improvements are capitalized while expenditures for maintenance, repairs, and minor improvements are expensed. Costs incurred for computer software developed or purchased for internal use are capitalized and amortized over the expected useful life of the software, not to exceed nine years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

The remaining assets are depreciated using the straight-line method, with the following lives:

	Years		
Land improvements	2	-	40
Buildings and improvements	2	-	60
Capitalized software costs	3	-	9
Machinery and other equipment	2	-	40

The Company evaluates the recoverability of its property, plant, and equipment when changes in economic circumstances or business objectives indicate the carrying value may not be recoverable. The Company's evaluations include estimated future cash flows, profitability, and other factors affecting fair value. As these assumptions and estimates may change over time, it may or may not be necessary to record impairment charges.

Leases - The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to a party the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company recognizes a lease liability at the lease commencement date, as the present value of future lease payments, using an estimated rate of interest that the Company would pay to borrow equivalent funds over an equivalent term on a collateralized basis. A lease asset is recognized based on the lease liability value and adjusted for any prepaid lease payments, initial direct costs, or lease incentive amounts. The lease term at the commencement date includes any renewal options or termination options when it is reasonably certain that the Company will exercise or not exercise those options, respectively.

Right of use assets associated with operating leases are recognized in operating lease assets in the consolidated statements of financial position. Lease liabilities associated with operating leases are recognized in long-term operating lease liabilities, with short-term lease liability amounts included in other current liabilities in the consolidated statements of financial position. Right of use assets associated with finance leases are included in miscellaneous other assets in the consolidated statements of financial position. Finance lease liabilities are included in the current portion of long-term debt and long-term debt in the consolidated statements of financial position.

Rent expense for operating leases is recognized on a straight-line basis over the lease term and included in cost of sales and service revenues in the consolidated statements of operations and comprehensive income. Variable lease payments are recognized as incurred and include lease operating expenses, which are based on contractual lease terms.

The Company elected for all asset classes to exclude from its consolidated statements of financial position leases having terms of 12 months or less (short-term leases) and elected not to separate lease and non-lease components in the determination of lease payment obligations for its long-term lease contracts.

Goodwill and Other Intangible Assets - The Company performs impairment tests for goodwill annually each year and between annual impairment tests if evidence of potential impairment exists. During the second quarter of 2023, the Company elected to change the measurement date of its annual goodwill impairment test from November 30 to October 31. The change is not material to the consolidated financial statements as it does not result in the delay, acceleration or avoidance of an impairment charge, and the test is still performed in the fourth quarter. The Company tests for impairment by assessing qualitative factors to determine whether it is more likely than not that the fair value of other intangible assets or the goodwill allocated to the reporting unit is less than its carrying amount. If the qualitative assessment indicates a possible impairment, the carrying value of the asset or reporting unit is compared with its fair value. If the fair value is determined to be less than the carrying value, the Company records an impairment charge to the reporting unit. Purchased intangible assets are amortized on a straight-line basis or a method based on the pattern of benefits over their estimated useful lives, and the carrying value of these assets is reviewed for impairment when events indicate that a potential impairment may have occurred.

Equity Method Investments - Investments in which the Company has the ability to exercise significant influence over the investee but does not own a majority interest or otherwise control are accounted for under the equity method of accounting and included in miscellaneous other assets in its consolidated statements of financial position. The Company's equity investments align strategically and are integrated with the Company's operations. Accordingly, the Company's share of the net earnings or losses of the investee is included in operating income. The Company evaluates its equity investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amounts of such investments may not be fully recoverable. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

Self-Insured Group Medical Insurance - The Company maintains a self-insured group medical insurance plan. The plan is designed to provide a specified level of coverage for employees and their dependents. Estimated liabilities for incurred but not paid claims utilize actuarial methods based on various assumptions, which include, but are not limited to, HII's historical loss experience and projected loss development factors. These liabilities are recorded in other current liabilities and were immaterial.

Self-Insured Workers' Compensation Plan - The Company's operations are subject to federal and state workers' compensation laws. The Company maintains self-insured workers' compensation plans and participates in federally administered second injury workers' compensation funds. The Company estimates the liability for claims and funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, the Company's historical loss experience and projected loss development factors as compiled in an annual actuarial study. Self-insurance accruals include amounts related to liabilities for reported claims and an estimated accrual for claims incurred but not reported. The Company's workers' compensation liability was discounted at 3.93% and 3.88% as of December 31, 2023 and 2022, respectively. These discount rates were determined using a risk-free rate based on future payment streams. Workers' compensation benefit obligations on an undiscounted basis were $784 million and $778 million as of December 31, 2023 and 2022, respectively.

Litigation, Commitments, and Contingencies - Amounts associated with litigation, commitments, and contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers and projected loss or claim development factors, has determined it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Loan Receivable - The Company holds a loan receivable in connection with the financing of the sale of its previously owned Avondale Shipyard facility. The receivable was carried at amortized cost of $41 million, net of $9 million of loan discount, as of December 31, 2023, and at amortized cost of $39 million, net of $11 million loan discount, as of December 31, 2022. The loan receivable approximates fair value and is recorded in miscellaneous other assets on the consolidated statements of financial position. Interest income is recognized on an accrual basis using the effective yield method. The discount is accreted into income using the effective yield method over the estimated life of the loan receivable.

Retirement Related Benefit Costs - The Company accounts for its retirement related benefit plans on the accrual basis. The measurements of obligations, costs, assets, and liabilities require significant judgment. The costs of benefits provided by defined benefit pension plans are recorded in the period participating employees provide service. The costs of benefits provided by other postretirement benefit plans are recorded in the period participating employees attain full eligibility. The discount rate assumption is defined under GAAP as the rate at which a plan's obligation could be effectively settled. A discount rate is established for each of the retirement related benefit plans at its respective measurement date.

The expected return on plan assets component of retirement related costs is used to calculate net periodic expense. Unless plan assets and benefit obligations are subject to re-measurement during the year, the expected return on assets is based on the fair value of plan assets at the beginning of the year. The costs of plan amendments that provide benefits already earned by plan participants (prior service costs and credits) are deferred in accumulated other comprehensive loss and amortized over the expected future service period of active participants as of the date of amendment. Actuarial gains and losses arising from differences between assumptions and actual experience or changes in assumptions are deferred in accumulated other comprehensive loss. This unrecognized amount is amortized to the extent it exceeds 10% of the greater of the plan's benefit obligation or plan assets. The amortization period for actuarial gains and losses is the estimated remaining service life of the plan participants.

The Company recognizes the funded status of each retirement related benefit plan as an asset or liability in its consolidated statements of financial position. The funded status represents the difference between the plan's benefit obligation and the fair value of the plan's assets. Unrecognized deferred amounts, such as demographic or asset gains or losses and the impacts of plan amendments, are included in accumulated other comprehensive loss and amortized as described above.

Stock Compensation - Stock-based compensation value is determined based on the closing market price of the Company's common stock on grant date, and the expense is recognized over the vesting period. At each reporting date, the number of shares is adjusted to equal the number ultimately expected to vest based on the Company's expectations regarding the relevant performance and service criteria.

3. ACCOUNTING STANDARDS UPDATES

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional exceptions to GAAP for certain transactions related to the transition away from The London Interbank Offered Rate ("LIBOR"). The amended guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, borrowings) necessitated by the reference rate reform. It also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by the reference rate reform. Application of the guidance in the amendment is optional, is only available in certain situations, and is only available for companies to apply until December 31, 2022. This standard did not impact the Company's financial results or disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new guidance requires new tabular and narrative segment disclosures of significant expenses that are regularly reported to the chief operating decision maker and the nature of segment expense information used to manage operations. The new guidance is effective for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impacts of the new guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The new guidance requires disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a quantitative threshold. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impacts of the new guidance on its consolidated financial statements.

Other accounting pronouncements issued but not effective until after December 31, 2023, are not expected to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

4. ACQUISITIONS AND DIVESTITURES

Acquisition of Alion

In August 2021, the Company acquired all of the outstanding common stock of Alion Holding Corp., the parent company of Alion Science and Technology Corporation ("Alion"), a technology-driven solutions provider. The Company accounted for the transaction as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 – "Business Combinations." The purchase price was $1.79 billion, including $148 million of cash received in the acquisition.

Pro Forma Financial Information

The following unaudited consolidated pro forma summary has been prepared by adjusting the Company's historical data to give effect to the acquisition of Alion as if it had occurred on January 1, 2021.

				Pro Forma (Unaudited)		
			Year Ended December 31			
($ in millions, except per share amounts)		2023		2022		2021
Sales and service revenues	$	11,454	$	10,676	$	10,364
Net earnings	$	681	$	579	$	539
Basic earnings per share	$	17.07	$	14.44	$	13.37
Diluted earnings per share	$	17.07	$	14.44	$	13.37

These unaudited pro forma results include adjustments related to the acquisition, such as the amortization of acquired intangible assets and interest expense on debt financing.

The unaudited consolidated pro forma financial information was prepared in accordance with GAAP and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on the date indicated, nor is it indicative of the future operating results of the Company.

The unaudited pro forma results do not reflect events that either have occurred or may occur in the future, including, but not limited to, the anticipated realization of operating synergies in subsequent periods. These results also do not give effect to certain charges that the Company incurred in connection with the acquisition, including, but not limited to, additional professional fees and employee integration.

Divestitures

In February 2021, the Company contributed its San Diego Shipyard business to a joint venture, Titan Acquisition Holdings, L.P. ("Titan"), in exchange for a 10% non-controlling interest. Titan is a leading provider of ship repair and specialty fabrication services to government and commercial customers. The joint venture contribution was completed as part of the Company's operating strategy. The Company recognized its interest in Titan at fair value, which approximated $83 million. No gain or loss was recognized in the transaction. The Company transferred

$22 million to Titan as part of the exchange. The Company's investment in Titan, inclusive of equity earnings and distributions, of $70 million as of December 31, 2022, is recorded in miscellaneous other assets in the consolidated statements of financial position. In June 2023, the Company sold its investment in Titan. For the year ended December 31, 2023, the Company received $63 million in proceeds and recognized an immaterial loss on sale.

5. STOCKHOLDERS' EQUITY

Common Stock - Changes in the number of Company outstanding shares for the year ended December 31, 2023, resulted from shares purchased in the open market under the Company's stock repurchase program and share activity under its stock compensation plans. See Note 18: Stock Compensation Plans.

Treasury Stock - In January 2024, the Company's board of directors authorized an increase in the Company's stock repurchase program from $3.2 billion to $3.8 billion and an extension of the term of the program to December 31, 2028. Repurchases are made from time to time at management's discretion in accordance with applicable federal securities laws. For the year ended December 31, 2023, the Company repurchased 337,007 shares at an aggregate cost of $75 million. For the years ended December 31, 2022 and 2021, the Company repurchased 244,561 and 544,440 shares, respectively, at aggregate costs of $52 million and $101 million, respectively. The cost of purchased shares is recorded as treasury stock in the consolidated statements of financial position.

Dividends - In November 2023, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.24 per share to $1.30 per share. In November 2022, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.18 per share to $1.24 per share. In November 2021, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.14 per share to $1.18 per share. The Company paid cash dividends totaling $200 million ($5.02 per share), $192 million ($4.78 per share), and $186 million ($4.60 per share) in the years ended December 31, 2023, 2022, and 2021, respectively.

Accumulated Other Comprehensive Loss - Other comprehensive loss refers to gains and losses recorded as an element of stockholders' equity but excluded from net earnings. The accumulated other comprehensive loss was comprised of unamortized benefit plan costs of $422 million and $599 million as of December 31, 2023 and 2022, respectively.

The changes in accumulated other comprehensive loss by component for the years ended December 31, 2023, 2022, and 2021, were as follows:

($ in millions)	Benefit Plans	Other	Total
Balance as of December 31, 2020	$ (1,546)	$ (1)	$ (1,547)
Other comprehensive income before reclassifications	720	—	720
Amounts reclassified from accumulated other comprehensive loss			
Amortization of prior service cost[1]	11	—	11
Amortization of net actuarial loss[1]	107	—	107
Tax benefit (expense) for items of other comprehensive income	(215)	1	(214)
Net current period other comprehensive income	623	1	624
Balance as of December 31, 2021	(923)	—	(923)
Other comprehensive income before reclassifications	390	—	390
Amounts reclassified from accumulated other comprehensive loss			
Amortization of prior service cost[1]	18	—	18
Amortization of net actuarial loss[1]	32	—	32
Settlement gain[1]	(4)	—	(4)
Tax expense for items of other comprehensive income	(112)	—	(112)
Net current period other comprehensive income	324	—	324
Balance as of December 31, 2022	(599)	—	(599)
Other comprehensive income before reclassifications	221	—	221
Amounts reclassified from accumulated other comprehensive loss			
Amortization of prior service cost[1]	15	—	15
Amortization of net actuarial loss[1]	2	—	2
Tax expense for items of other comprehensive income	(61)	—	(61)
Net current period other comprehensive income	177	—	177
Balance as of December 31, 2023	$ (422)	$ —	$ (422)

[1] These accumulated comprehensive loss components are included in the computation of net periodic benefit cost. See Note 17: Employee Pension and Other Postretirement Benefits. The tax expense recorded in stockholders' equity for the amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2023, 2022, and 2021, was $4 million, $12 million, and $30 million, respectively.

6. EARNINGS PER SHARE

Basic and diluted earnings per common share were calculated as follows:

(in millions, except per share amounts)	Year Ended December 31		
	2023	2022	2021
Net earnings	$ 681	$ 579	$ 544
Weighted-average common shares outstanding	39.9	40.1	40.3
Net effect of dilutive stock options and awards	—	—	—
Dilutive weighted-average common shares outstanding	39.9	40.1	40.3
Earnings per share - basic	$ 17.07	$ 14.44	$ 13.50
Earnings per share - diluted	$ 17.07	$ 14.44	$ 13.50

The Company's calculation of diluted earnings per common share includes the dilutive effects of the assumed exercise of stock options and vesting of restricted stock based on the treasury stock method. Under the treasury stock method, the Company has excluded from the diluted share amounts presented above the effects of 0.4 million Restricted Performance Stock Rights ("RPSRs") for each of the years ended December 31, 2023, 2022, and 2021.

7. REVENUE

The following is a description of principal activities from which the Company generates its revenues. For more detailed information regarding reportable segments, see Note 8: Segment Information. For more detailed information regarding the Company's significant accounting policy for revenue, see Note 2: Summary of Significant Accounting Policies.

U.S. Government Contracts

The Ingalls and Newport News segments generate revenue primarily from performance under multi-year contracts with the U.S. Government, generally the U.S. Navy and U.S. Coast Guard, or prime contractors to contracts with the U.S. Government, relating to the advance planning, design, construction, repair, maintenance, refueling, overhaul, or inactivation of nuclear-powered ships and non-nuclear ships. The period over which the Company performs may extend past five years. The Mission Technologies segment also generates the majority of its revenue from contracts with the U.S. Government, including U.S. Government agencies. The Company generally invoices and receives related payments based upon performance progress no less frequently than monthly.

Shipbuilding - For most of the Company's shipbuilding contracts, the customer contracts with the Company to provide a comprehensive service of designing, procuring long-lead-time materials, manufacturing, and integrating complex equipment and technologies into a single ship or project, often resulting in a single performance obligation. Contract modifications to account for changes in specifications and requirements are recognized when approved by the customer. In the majority of circumstances, modifications do not result in additional performance obligations that are distinct from the existing performance obligations in the contract, and the effects of the modifications are recognized as an adjustment to revenue on a cumulative catch-up basis. Alternatively, in instances in which the performance obligations in the modifications are deemed distinct, contract modifications are accounted for prospectively.

The Company considers incentive and award fees to be variable consideration and includes in the transaction price at inception the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. Estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable.

The Company recognizes revenues related to shipbuilding contracts as it satisfies the related performance obligations over time using a cost-to-cost input method to measure performance progress, which best reflects the transfer of control to the customer.

Services - The Mission Technologies segment generates revenue primarily under U.S. Government contracts. Contracts generally are structured using either an Indefinite Delivery/Indefinite Quantity ("IDIQ") vehicle, under which orders are issued, or a standalone contract. Contracts may be fixed-price or cost-type, include variable consideration such as incentives and awards, and structured as task orders under an IDIQ contract vehicle or requirements contract vehicle. In either case, the Company generally performs services over a shorter duration and may continue to perform upon exercise of related period of performance options that are also shorter in duration. The Company's performance obligations vary in nature and may be stand-ready, in which case the Company responds to the customer's needs on the basis of its demand, a recurring service, typically recurring maintenance services, or a single performance obligation that does not comprise a series of distinct services.

In determining transaction price, the Company considers incentives and other contingencies to be variable consideration and includes in the initial transaction price the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. Transaction price is limited to the extent of funding allotted by the customer and available for performance, and estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable. Where a series of distinct services has been identified, the Company generally allocates variable consideration to distinct time increments of service.

The Company generally recognizes revenue as it satisfies the related performance obligations over time using a cost-to-cost input method to measure performance progress, because, even when the Company has identified a series of services, its cost incurrence pattern generally is not ratable given the complex nature of the services the Company provides. Invoices are issued and related payments are received, on the basis of performance progress, no less frequently than monthly. In addition, many of the Company's U.S. Government services contracts are time and material arrangements. As a result, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company invoices, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

Non-U.S. Government Contracts

Revenues generated under commercial and state and local government agency contracts are primarily derived from the provision of nuclear and environmental services. Non-U.S. Government contracts typically are one or two years in duration.

In determining transaction price, the Company considers incentives and other contingencies to be variable consideration and includes in the initial transaction price the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. In the context of variable consideration, the Company limits the transaction price to amounts for which the Company believes a significant reversal of revenue is not probable. Such amounts may relate to transaction price in excess of funding, a lack of history with the customer, a lack of history with the goods or services being provided, or other items.

Revenue generally is recognized over time given the terms and conditions of the related contracts. The Company generally utilizes a cost-to-cost input method to measure performance progress, which best reflects the transfer of control to the customer. The Company's non-U.S. Government contract portfolio is comprised of a large number of time and material arrangements. As a result, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company invoices, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

Disaggregation of Revenue

The following tables present revenues on a disaggregated basis, in a manner that reconciles with the Company's reportable segment disclosures, for the following categories: product versus service type, customer type, contract type, and major program. See Note 8: Segment Information. The Company believes that this level of disaggregation provides investors with information to evaluate the Company's financial performance and provides the Company with information to make capital allocation decisions in the most appropriate manner.

74

The following tables present revenues on a disaggregated basis:

($ in millions)		Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total
Year Ended December 31, 2023										
Revenue Type										
Product sales	$	2,495	$	5,053	$	116	$	—	$	7,664
Service revenues		248		1,077		2,465		—		3,790
Intersegment		9		3		118		(130)		—
Sales and service revenues	$	2,752	$	6,133	$	2,699	$	(130)	$	11,454
Customer Type										
Federal	$	2,743	$	6,129	$	2,558	$	—	$	11,430
Commercial		—		1		22		—		23
State and local government agencies		—		—		1		—		1
Intersegment		9		3		118		(130)		—
Sales and service revenues	$	2,752	$	6,133	$	2,699	$	(130)	$	11,454
Contract Type										
Firm fixed-price	$	2	$	4	$	322	$	—	$	328
Fixed-price incentive		2,497		3,364		6		—		5,867
Cost-type		244		2,762		2,039		—		5,045
Time and materials		—		—		214		—		214
Intersegment		9		3		118		(130)		—
Sales and service revenues	$	2,752	$	6,133	$	2,699	$	(130)	$	11,454

($ in millions)		Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total
Year Ended December 31, 2022										
Revenue Type										
Product sales	$	2,372	$	4,821	$	90	$	—	$	7,283
Service revenues		186		1,026		2,181		—		3,393
Intersegment		12		5		116		(133)		—
Sales and service revenues	$	2,570	$	5,852	$	2,387	$	(133)	$	10,676
Customer Type										
Federal	$	2,558	$	5,846	$	2,221	$	—	$	10,625
Commercial		—		1		49		—		50
State and local government agencies		—		—		1		—		1
Intersegment		12		5		116		(133)		—
Sales and service revenues	$	2,570	$	5,852	$	2,387	$	(133)	$	10,676
Contract Type										
Firm fixed-price	$	8	$	14	$	277	$	—	$	299
Fixed-price incentive		2,369		3,009		—		—		5,378
Cost-type		181		2,824		1,725		—		4,730
Time and materials		—		—		269		—		269
Intersegment		12		5		116		(133)		—
Sales and service revenues	$	2,570	$	5,852	$	2,387	$	(133)	$	10,676

($ in millions)		Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total
										Year Ended December 31, 2021
Revenue Type										
Product sales	$	2,357	$	4,543	$	100	$	—	$	7,000
Service revenues		156		1,109		1,259		—		2,524
Intersegment		15		11		117		(143)		—
Sales and service revenues	$	2,528	$	5,663	$	1,476	$	(143)	$	9,524
Customer Type										
Federal	$	2,513	$	5,652	$	1,310	$	—	$	9,475
Commercial		—		—		48		—		48
State and local government agencies		—		—		1		—		1
Intersegment		15		11		117		(143)		—
Sales and service revenues	$	2,528	$	5,663	$	1,476	$	(143)	$	9,524
Contract Type										
Firm fixed-price	$	33	$	41	$	205	$	—	$	279
Fixed-price incentive		2,329		2,913		5		—		5,247
Cost-type		151		2,698		894		—		3,743
Time and materials		—		—		255		—		255
Intersegment		15		11		117		(143)		—
Sales and service revenues	$	2,528	$	5,663	$	1,476	$	(143)	$	9,524

($ in millions)		**2023**		**2022**		**2021**
				Year Ended December 31		
Major Programs						
Amphibious assault ships	$	1,511	$	1,415	$	1,328
Surface combatants and coast guard cutters		1,225		1,138		1,179
Other		16		17		21
Total Ingalls		2,752		2,570		2,528
Aircraft carriers		3,374		3,203		3,073
Submarines		2,161		2,002		1,917
Other		598		647		673
Total Newport News		6,133		5,852		5,663
C5ISR, CEW&S, LVC		2,232		1,950		1,034
Oil and gas services		—		—		14
Other		467		437		428
Total Mission Technologies		2,699		2,387		1,476
Intersegment eliminations		(130)		(133)		(143)
Sales and service revenues	$	11,454	$	10,676	$	9,524

As of December 31, 2023, the Company had $48.1 billion of remaining performance obligations. The Company expects to recognize approximately 22% of its remaining performance obligations as revenue through 2024, an additional 30% through 2026, and the balance thereafter.

Cumulative Catch-up Revenue Adjustments

The following table presents the effect of net cumulative catch-up revenue adjustments on operating income and diluted earnings per share:

($ in millions, except per share amounts)	Year Ended December 31					
	2023		2022		2021	
Effect on operating income	$	118	$	113	$	115
Effect on diluted earnings per share	$	2.33	$	2.22	$	2.26

For each of the years ended December 31, 2023, 2022, and 2021, no individual favorable cumulative catch-up revenue adjustment was material to the Company's consolidated statements of operations and comprehensive income. For each of the years ended December 31, 2023, 2022, and 2021, no individual unfavorable cumulative catch-up revenue adjustment was material to the Company's consolidated statements of operations and comprehensive income.

Contract Balances

Contract assets primarily relate to the Company's rights to consideration for work completed but not billed as of the reporting date when the right to payment is not just subject to the passage of time. Contract liabilities relate to advance payments, billings in excess of revenues, and deferred revenue amounts.

Contract assets include retention amounts, substantially all of which were under U.S. Government contracts, and were comprised of the following:

($ in millions)	December 31			
	2023		2022	
Due from U.S. Government	$	1,471	$	1,165
Due from other customers		66		75
Total contract assets	$	1,537	$	1,240

The Company reports contract balances in a net contract asset or contract liability position on a contract-by-contract basis at the end of each reporting period. Net contract assets were comprised as follows:

($ in millions)	December 31				2023 over 2022	
	2023		2022			
Contract assets	$	1,537	$	1,240	$	297
Contract liabilities		1,063		766		297
Net contract assets	$	474	$	474	$	—

For the year ended December 31, 2023, the Company recognized revenue of $690 million related to its contract liabilities as of December 31, 2022. For the year ended December 31, 2022, the Company recognized revenue of $562 million related to its contract liabilities as of December 31, 2021. For the year ended December 31, 2021, the Company recognized revenue of $382 million related to its contract liabilities as of December 31, 2020.

8. SEGMENT INFORMATION

The Company is organized into three reportable segments: Ingalls, Newport News, and Mission Technologies, consistent with how management makes operating decisions and assesses performance.

U.S. Government Sales - Revenues from the U.S. Government include revenues from contracts for which HII is the prime contractor, as well as contracts for which the Company is a subcontractor and the ultimate customer is the U.S. Government. The Company derived over 95% of its revenues from the U.S. Government for each of the years ended December 31, 2023, 2022, and 2021.

Assets - Substantially all of the Company's assets are located or maintained in the United States.

Results of Operations by Segment

The following table presents the Company's operating results by segment:

($ in millions)	Year Ended December 31					
		2023		2022		2021
Sales and Service Revenues						
Ingalls	$	2,752	$	2,570	$	2,528
Newport News		6,133		5,852		5,663
Mission Technologies		2,699		2,387		1,476
Intersegment eliminations		(130)		(133)		(143)
Total sales and service revenues	$	11,454	$	10,676	$	9,524
Operating Income						
Ingalls	$	362	$	292	$	281
Newport News		379		357		352
Mission Technologies		101		63		50
Total segment operating income		842		712		683
Non-segment factors affecting operating income						
Operating FAS/CAS Adjustment		(72)		(145)		(157)
Non-current state income taxes		11		(2)		(13)
Total operating income	$	781	$	565	$	513

Sales transactions between segments are generally recorded at cost.

Other Financial Information

The following tables present the Company's assets, capital expenditures, and depreciation and amortization by segment:

($ in millions)	December 31					
		2023		2022		2021
Assets						
Ingalls	$	1,619	$	1,633	$	1,659
Newport News		4,612		4,344		4,179
Mission Technologies		3,161		3,347		3,553
Corporate		1,823		1,533		1,236
Total assets	$	11,215	$	10,857	$	10,627

($ in millions)	Year Ended December 31					
		2023		2022		2021
Capital Expenditures[1]						
Ingalls	$	65	$	69	$	72
Newport News		196		182		201
Mission Technologies		11		20		38
Corporate		6		1		—
Total capital expenditures	$	278	$	272	$	311

[1] Net of grant proceeds for capital expenditures

($ in millions)		Year Ended December 31				
		2023		**2022**		**2021**
Depreciation and Amortization						
Ingalls	$	**76**	$	79	$	74
Newport News		**150**		148		146
Mission Technologies		**120**		130		72
Corporate		**1**		1		1
Total depreciation and amortization	$	**347**	$	358	$	293

9. ACCOUNTS RECEIVABLE

Accounts receivable include amounts related to any unconditional Company right to receive consideration. Substantially all amounts included in accounts receivable as of December 31, 2023, are expected to be collected in 2024. The Company's accounts receivable are primarily with the U.S. Government and include balance amounts from companies acting as a prime contractor to the U.S. Government. The Company does not have material exposure to accounts receivable credit risk.

Accounts receivable were comprised of the following:

($ in millions)		December 31		
		2023		**2022**
Due from U.S. Government	$	**464**	$	631
Due from other customers		**5**		7
Total accounts receivable		**469**		638
Allowance for expected credit losses		**(8)**		(2)
Total accounts receivable, net	$	**461**	$	636

10. INVENTORIED COSTS, NET

Inventoried costs are principally associated with contracts for which the U.S. government is the primary customer. As a result, the Company does not believe it has significant exposure to recoverability risk related to inventoried costs.

Inventoried costs were comprised of the following:

($ in millions)		December 31		
		2023		**2022**
Production costs of contracts in process	$	**40**	$	54
Raw material inventory		**146**		129
Total inventoried costs, net	$	**186**	$	183

11. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

HII performs impairment tests for goodwill each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company's reporting units below their carrying values. Reporting units are aligned with the Company's businesses. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of the goodwill allocated to the reporting unit is less than its carrying amount. If the qualitative assessment indicates a possible impairment, then the Company utilizes a combination of discounted cash flow analysis and comparative market multiples to determine the fair values of its businesses for comparison to their corresponding book values.

In connection with the Company's annual goodwill impairment test as of October 31, 2023, management tested goodwill for each of its three reporting units with goodwill balances. Based on the annual goodwill impairment analysis, the Company estimated that the fair value of the Mission Technologies segment exceeded its carrying value by approximately 10%. The Company determined that the estimated fair values of its remaining reporting units exceeded by more than 10% their corresponding carrying values as of October 31, 2023.

As of each of December 31, 2023 and 2022, accumulated goodwill impairment losses were $2,755 million, comprised of $1,568 million and $1,187 million at Ingalls and Newport News, respectively.

For the year ended December 31, 2022, the Company recorded goodwill adjustments of $10 million related to the acquisition of Alion in 2021, resulting from updates to Alion's tax carryforwards and the true-up of estimated taxes to filed income tax returns for the pre-acquisition period.

For the years ended December 31, 2023 and 2022, the carrying amounts of goodwill changed as follows:

($ in millions)	Ingalls		Newport News		Mission Technologies		Total	
Balance as of December 31, 2021	$	175	$	721	$	1,732	$	2,628
Adjustments		—		—		(10)		(10)
Balance as of December 31, 2022		175		721		1,722		2,618
Adjustments		—		—		—		—
Balance as of December 31, 2023	$	**175**	$	**721**	$	**1,722**	$	**2,618**

Other Intangible Assets

The Company performs tests for impairment of long-lived assets whenever events or circumstances suggest that long-lived assets may be impaired. The Company's purchased intangible assets are being amortized on a straight-line basis or a method based on the pattern of benefits over their estimated useful lives. Net intangible assets consist primarily of amounts relating to customer relationships and existing contract backlog within Mission Technologies, as well as nuclear-powered aircraft carrier and submarine program intangible assets, with an aggregate weighted-average useful life of 29 years based on the long life cycle of the related programs. Aggregate amortization expense for the years ended December 31, 2023, 2022, and 2021, was $128 million, $140 million, and $86 million, respectively.

The Company expects amortization for currently recorded purchased intangible assets of $109 million in 2024, $99 million in 2025, $80 million in 2026, $60 million in 2027, and $53 million in 2028.

12. INCOME TAXES

The Company's earnings are primarily domestic, and its effective tax rate on earnings from operations for the year ended December 31, 2023, was 20.2%, compared with 19.5% and 12.5% for 2022 and 2021, respectively.

For the year ended December 31, 2023, the Company's effective tax rate differed from the statutory federal corporate income tax rate primarily as a result of estimated research and development tax credits for 2023 and prior years. For the year ended December 31, 2022, the Company's effective tax rate differed from the statutory federal corporate income tax rate primarily as a result of estimated research and development tax credits for 2022 and prior years. For the year ended December 31, 2021, the Company's effective tax rate differed from the statutory federal corporate income tax rate primarily as a result of a tax loss associated with the sale of the Company's oil and gas business and estimated research and development tax credits for 2021 and prior years.

Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income. Current period state income tax expense is charged to contract costs and included in cost of sales and service revenues in segment operating income.

Federal and foreign income tax expense for the years ended December 31, 2023, 2022, and 2021, consisted of the following:

($ in millions)	Year Ended December 31		
	2023	2022	2021
Income Taxes on Operations			
Federal and foreign income taxes currently payable (receivable)	$ 273	$ 138	$ (12)
Change in deferred federal and foreign income taxes	(101)	2	90
Total federal and foreign income taxes	$ 172	$ 140	$ 78

Earnings and income tax from foreign operations are not material for any periods presented.

The following table reconciles our actual income tax expense to income tax expense based on the statutory federal corporate income tax rate:

($ in millions)	Year Ended December 31		
	2023	2022	2021
Income tax expense (benefit) on operations at statutory rate	$ 179	$ 151	$ 131
Tax benefit - sale of business	—	—	(11)
Unrecognized tax benefits	7	7	30
Research and development tax credit	(22)	(25)	(78)
Other, net	8	7	6
Total federal and foreign income taxes	$ 172	$ 140	$ 78

Unrecognized Tax Benefits - Unrecognized tax benefits represent the gross value of the Company's uncertain tax positions that have not been reflected in the consolidated statements of operations and comprehensive income. If the income tax benefits from federal tax positions are ultimately realized, such realization would affect the Company's income tax expense, while the realization of state tax benefits would be recorded in general and administrative expenses.

The changes in unrecognized tax benefits (exclusive of interest and penalties) for the years ended December 31, 2023, 2022, and 2021 are summarized in the following table:

($ in millions)	December 31		
	2023	2022	2021
Unrecognized tax benefits at beginning of the year	$ 90	$ 81	$ 47
Additions based on tax positions related to the current year	11	8	7
Additions based on tax positions related to prior years	—	3	27
Lapse of statute of limitations	(3)	(2)	—
Net change in unrecognized tax benefits	8	9	34
Unrecognized tax benefits at end of the year	$ 98	$ 90	$ 81

As of December 31, 2023 and 2022, the estimated amounts of the Company's uncertain tax positions, excluding interest and penalties, were liabilities of $98 million and $90 million, respectively. Assuming sustainment of these positions, as of December 31, 2023 and 2022, the reversal of $76 million and $70 million, respectively, of the accrued amounts would favorably affect the Company's effective federal income tax rate in future periods.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As a result of the unrecognized tax benefits noted above, income tax expense increased by $4 million in 2023 for interest, resulting in an interest liability of $9 million as of December 31, 2023. In 2022, income tax expense increased $2 million for interest, resulting in an interest liability of $5 million as of December 31, 2022. In 2021, income tax expense increased $1 million for interest, resulting in an interest liability of $3 million as of December 31, 2021.

The following table summarizes the tax years that are either currently under examination or remain open under the applicable statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Years		
United States - Federal[1]	2016	-	2022
Connecticut	2020	-	2022
Mississippi	2018	-	2022
Virginia	2020	-	2022

[1] The 2016, 2018, 2019, 2021, and 2022 tax years are closed except for the research and development tax credits, and the 2017 tax year is closed except for the manufacturing deduction and research and development tax credit.

Although the Company believes it has adequately provided for all unrecognized tax benefits, positions asserted by tax authorities could result in amounts greater than the Company's accrued position. Accordingly, additional provisions for federal and state income tax related matters could be recorded in the future as revised estimates are made or the underlying matters are effectively settled or otherwise resolved. Conversely, the Company could settle positions with tax authorities for amounts lower than have been accrued. It is reasonably possible that within the next 12 months the amount of unrecognized tax benefits could decrease by $17 million due to the lapse of the statute of limitations.

During 2013 the Company entered into the pre-Compliance Assurance Process with the IRS for years 2011 and 2012. Tax years 2014 and 2015 have been closed with the IRS. The Company is part of the IRS Compliance Assurance Process program for the 2014 through 2023 tax years. Open tax years related to state jurisdictions remain subject to examination.

Deferred Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. As described above, deferred tax assets and liabilities are calculated as of the balance sheet date using current tax laws and rates expected to be in effect when the deferred tax items reverse in future periods. Net deferred tax liabilities are classified as long-term deferred tax liabilities in the consolidated statements of financial position.

The tax effects of significant temporary differences and carry-forwards that resulted in year-end deferred tax balances, as presented in the consolidated statements of financial position, were as follows:

($ in millions)	December 31		
	2023		2022
Deferred Tax Assets			
Retirement benefits	$ —	$	23
Workers' compensation	157		160
Operating lease liabilities	77		77
Reserves not currently deductible for tax purposes	61		61
Stock compensation	7		7
Net operating losses, tax credit and other carry-forwards	35		37
Capitalized research and development expenses	200		122
Other	10		13
Gross deferred tax assets	547		500
Less valuation allowance	29		28
Net deferred tax assets	518		472
Deferred Tax Liabilities			
Depreciation and amortization	447		444
Contract accounting differences	78		123
Purchased intangibles	234		250
Operating lease assets	72		73
Retirement benefits	54		—
Gross deferred tax liabilities	885		890
Total net deferred tax liabilities	$ (367)	$	(418)

As of December 31, 2023, the Company had state income tax credit carry-forwards of approximately $20 million, which expire from 2024 through 2026. A deferred tax asset of approximately $16 million (net of federal benefit) related to these state income tax credit carry-forwards has been recorded, with a valuation allowance of $12 million against such deferred tax asset as of December 31, 2023. State net operating loss carry-forwards are individually and cumulatively immaterial to the Company's deferred tax balances and expire from 2030 through 2042.

13. DEBT

The Company's long-term debt consisted of the following:

($ in millions)	December 31 2023		December 31 2022
Senior notes due December 1, 2027, 3.483%	$	600	$ 600
Senior notes due May 1, 2025, 3.844%		500	500
Senior notes due May 1, 2030, 4.200%		500	500
Senior notes due August 16, 2023, 0.670%		—	400
Senior notes due August 16, 2028, 2.043%		600	600
Term loan due August 19, 2024		145	225
Mississippi economic development revenue bonds due May 1, 2024, 7.81%		84	84
Gulf opportunity zone industrial development revenue bonds due December 1, 2028, 4.55%		21	21
Finance lease obligations		12	—
Less unamortized debt issuance costs		(17)	(25)
Total long-term debt	$	2,445	$ 2,905
Less current portion		231	399
Long-term debt, net of current portion	$	2,214	$ 2,506

Debt Facilities - In April 2023, the Company amended its existing $1.5 billion credit facility, which includes a letter of credit subfacility of $300 million (the "Revolving Credit Facility"), and term loan due August 19, 2024 (the "Term Loan"), to change the benchmark interest rate from the London Interbank Offered Rate to the Secured Overnight Financing Rate ("SOFR"). The interest rate on both facilities is based on SOFR plus an interest spread, currently 1.475%, based on the Company's credit rating, which may vary between 1.225% and 2.100%. The commitment fee rate on the Revolving Credit Facility as of December 31, 2023, was 0.200% and may vary between 0.125% and 0.300%. The Company does not expect the transition to the SOFR benchmark to materially impact its consolidated financial position, results of operations, or cash flows.

As of December 31, 2023, the Company had $12 million in issued but undrawn letters of credit and $1,488 million unutilized under the Revolving Credit Facility. The Company had unamortized debt issuance costs associated with its debt facilities of $6 million and $10 million as of December 31, 2023 and 2022, respectively.

The Revolving Credit Facility and the Term Loan contain customary affirmative and negative covenants, as well as a financial covenant based on a maximum total leverage ratio. Each of the Company's existing and future material wholly owned domestic subsidiaries, except those that are specifically designated as unrestricted subsidiaries, are and will be guarantors under the Revolving Credit Facility and the Term Loan. See Note 19: Subsidiary Guarantors.

The Company maintains an unsecured commercial paper note program, under which the Company may issue up to $1 billion of unsecured commercial paper notes. As of December 31, 2023, the Company had no outstanding debt under the commercial paper program.

Senior Notes - The terms of the Company's senior notes limit the Company's ability and the ability of certain of its subsidiaries to create liens, enter into sale and leaseback transactions, sell assets, and effect consolidations or mergers. Interest on the senior notes is payable semiannually. The Company had unamortized debt issuance costs associated with the senior notes of $11 million and $15 million as of December 31, 2023 and 2022, respectively.

In August 2023, the Company repaid $400 million aggregate principal amount of 0.670% senior notes upon their maturity.

Interest on the Mississippi Economic Development Revenue Bonds and Gulf Opportunity Zone Industrial Development Revenue Bonds is payable semiannually.

The agreements governing the Company's debt contain customary affirmative and negative covenants. The Company was in compliance with all debt covenants during the year ended December 31, 2023.

The estimated fair values of the Company's total long-term debt, including the current portion of long-term debt and excluding finance lease liabilities, as of December 31, 2023, and December 31, 2022, were $2,309 million and $2,703 million, respectively. The estimated fair values of the current portion of the Company's long-term debt, excluding finance lease liabilities, were $229 million and $390 million as of December 31, 2023, and December 31, 2022, respectively. The fair values of the Company's long-term debt were calculated based on recent trades of the Company's debt instruments in inactive markets, which fall within Level 2 under the fair value hierarchy.

As of December 31, 2023, the aggregate amounts of principal payments due on long-term debt, excluding finance lease liabilities, within the next five years consisted of $229 million due in 2024, $500 million due in 2025, $600 million due in 2027, and $621 million due in 2028. In January 2024, the Company prepaid the remaining $145 million balance of the Term Loan.

14. INVESTIGATIONS, CLAIMS, AND LITIGATION

The Company is involved in legal proceedings before various courts and administrative agencies, and is periodically subject to government examinations, inquiries and investigations. Pursuant to FASB ASC 450 - "Contingencies", the Company has accrued for losses associated with investigations, claims, and litigation when, and to the extent that, loss amounts related to the investigations, claims, and litigation are probable and can be reasonably estimated. The actual losses that might be incurred to resolve such investigations, claims, and litigation may be higher or lower than the amounts accrued. The Company has also provided footnote disclosure for matters for which a material loss is reasonably possible but a reserve has not been accrued because the likelihood of a material loss is not probable.

Antitrust Complaint - On October 6, 2023, a class action antitrust lawsuit was filed against the Company and other defendants in the U.S. District Court for the Eastern District of Virginia. The lawsuit names several HII companies, among other companies, as defendants. The named plaintiffs generally allege that the defendant companies have adhered to a "gentlemen's agreement" that prohibits any defendant from actively recruiting naval engineers from other defendants. The complaint seeks class certification, treble damages, and any other relief to which the plaintiffs are entitled. Depending on the outcome of the lawsuit, the Company could be subject to penalties and damages that could have a material adverse effect on its consolidated financial position, results of operations, or cash flows. The case is at an early stage, and, as a result, the Company currently is unable to estimate an amount or range of reasonably possible loss or to express an opinion regarding the ultimate outcome of the matter.

False Claims Act Complaint - In 2016, the Company was made aware that it is a defendant in a *qui tam* False Claims Act lawsuit pending in the U.S. District Court for the Middle District of Florida related to the Company's purchases of allegedly non-conforming parts from a supplier for use in connection with U.S. Government contracts. In August 2019, the Department of Justice ("DoJ") declined to intervene in the lawsuit, and the lawsuit was unsealed. The court dismissed the complaint in September 2021, and the plaintiff appealed the dismissal to the United States Court of Appeals for the 11th Circuit. In August 2023, the 11th Circuit confirmed the district court's dismissal of the complaint.

Insurance Claims - In September 2020, the Company filed a complaint against 32 reinsurers in the Superior Court, State of Vermont, Franklin Unit, seeking a judgment declaring that the Company's business interruption and other losses associated with COVID-19 are covered by the Company's property insurance program. The Company also has initiated arbitration proceedings against six other reinsurers seeking similar relief. In July 2021, the Vermont court granted the reinsurers' motion for judgment on the pleadings, which would have ended the Company's claim. The Company appealed the decision to the Vermont Supreme Court, which reversed and remanded the lower court's decision in September 2022, allowing the Company's claim to proceed. No assurances can be provided regarding the ultimate resolution of this matter.
In September 2021, the Company filed a complaint in the Superior Court of Delaware, seeking a judgment against certain insurers for breach of contract and breach of the implied covenant of good faith and fair dealing under three representations and warranties insurance policies purchased in connection with the Company's acquisition of Hydroid. The policies insured the Company against losses relating to the seller's breach of certain representations and warranties in the Hydroid acquisition agreement. In December 2023, the Company and the insurers settled the matter for a payment of $49.5 million to the Company, recognized in the Mission Technologies segment's other income and gains, net in the consolidated statements of operations and comprehensive income.

U.S. Government Investigations and Claims - Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the Company, and the results of such investigations may lead to administrative, civil, or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory, treble, or other damages. U.S. Government regulations provide that certain findings against a contractor may also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges. Any suspension or debarment would have a material effect on the Company because of its reliance on government contracts.

Asbestos Related Claims - HII and its predecessors-in-interest are defendants in a longstanding series of cases that have been and continue to be filed in various jurisdictions around the country, wherein former and current employees and various third parties allege exposure to asbestos containing materials while on or associated with HII premises or while working on vessels constructed or repaired by HII. In some instances, partial or full insurance coverage is available for the Company's liabilities. The costs to resolve cases during the years ended December 31, 2023, 2022, and 2021 were not material individually or in the aggregate. The Company's estimate of asbestos-related liabilities is subject to uncertainty because liabilities are influenced by many variables that are inherently difficult to predict. Although the Company believes the ultimate resolution of current cases will not have a material effect on its consolidated financial position, results of operations, or cash flows, it cannot predict what new or revised claims or litigation might be asserted or what information might come to light and can, therefore, give no assurances regarding the ultimate outcome of asbestos related litigation.

Other Litigation - The Company and its predecessor-in-interest have been in litigation with the Bolivarian Republic of Venezuela (the "Republic") since 2002 over a contract for the repair, refurbishment, and modernization at Ingalls of two foreign-built frigates. Following an arbitration proceeding between the parties, in February 2018 the arbitral tribunal awarded the Company approximately $151 million on its claims and awarded the Republic approximately $22 million on its counterclaims. In November 2023, the Company sold its judgment against the Republic to a third party in exchange for an initial cash payment of $70.5 million, recognized in the Ingalls segment's other income and gains, net in the consolidated statements of operations and comprehensive income. The Company's consideration also includes a contingent participating interest in the final amount recovered.

The Company is party to various other claims, legal proceedings, and investigations that arise in the ordinary course of business, including U.S. Government investigations that could result in administrative, civil, or criminal proceedings involving the Company. The Company is a contractor with the U.S. Government, and such proceedings can therefore include False Claims Act allegations against the Company. Although the Company believes that the resolution of these other claims, legal proceedings, and investigations will not have a material effect on its consolidated financial position, results of operations, or cash flows, the Company cannot predict what new or revised claims or litigation might be asserted or what information might come to light and can, therefore, give no assurances regarding the ultimate outcome of these matters.

15. LEASES

The Company leases certain land, warehouses, office space, and production, office, and technology equipment, among other items. Most equipment is leased on a monthly basis. Many land, warehouse, and office space leases include renewal terms that can extend the lease term. The exercise of lease renewal options is at our sole discretion. The depreciable life of assets and leasehold improvements is generally limited by the expected lease term. The Company's lease agreements do not generally contain material residual value guarantees, material restrictive covenants, or purchase options. The Company's lease portfolio consists primarily of operating leases and an immaterial finance lease included in the consolidated financial statements. See Note 2: Summary of Significant Accounting Policies and Note: 13 Debt.

The following table presents costs and other information related to the Company's leases:

($ in millions)	Year Ended December 31					
	2023		2022		2021	
Operating lease costs	$	67	$	69	$	53
Short-term operating lease costs	$	54	$	44	$	43
Variable operating lease costs	$	7	$	6	$	4
Operating cash flows from operating leases	$	(66)	$	(65)	$	(52)
Right-of-use assets obtained in exchange for new operating lease liabilities	$	80	$	111	$	97
Weighted-average remaining lease term (years) - operating leases		9 years		9 years		8 years
Weighted-average discount rate - operating leases		5.0 %		4.5 %		3.6 %

The undiscounted future non-cancellable lease payments under the Company's operating leases as of December 31, 2023, were as follows:

($ in millions)	December 31, 2023	
2024	$	61
2025		56
2026		44
2027		37
2028		27
Thereafter		128
Total lease payments		353
Less: imputed interest		74
Present value of operating lease liabilities	$	279

Lease liabilities included in the Company's consolidated statements of financial position as of December 31, 2023 and 2022, were as follows:

($ in millions)	December 31			
	2023		2022	
Short-term operating lease liabilities	$	51	$	52
Long-term operating lease liabilities		228		246
Total operating lease liabilities	$	279	$	298

16. COMMITMENTS AND CONTINGENCIES

Contract Performance Contingencies - Contract profit margins may include estimates of revenues for matters on which the customer and the Company have not reached agreement, such as settlements in the process of negotiation, contract changes, claims, and requests for equitable adjustment for unanticipated contract costs. These estimates are based upon management's best assessment of the underlying causal events and circumstances and recognized to the extent of expected recovery based upon contractual entitlements and the probability of successful negotiation with the customer. The Company believes its outstanding customer settlements will be resolved without material impact to its financial position, results of operations, or cash flows.

Environmental Matters - The estimated cost to complete environmental remediation has been accrued when it is probable that the Company will incur such costs in the future to address environmental conditions at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party by the Environmental Protection Agency or similarly designated by another environmental agency, and the related costs can be estimated by management. These accruals do not include any litigation costs related to environmental matters, nor do they include amounts recorded as asset retirement obligations. Management estimates that as of December 31, 2023, the probable estimable future cost for environmental remediation was not material. Although management cannot predict whether new information gained as remediation progresses or the Company incurs additional remediation obligations will materially affect the estimated liability accrued, management does not believe that future remediation expenditures will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

Financial Arrangements - In the ordinary course of business, HII uses letters of credit issued by commercial banks to support certain leases, insurance policies, and contractual performance obligations, as well as surety bonds issued by insurance companies principally to support the Company's self-insured workers' compensation plans. As of December 31, 2023, the Company had $12 million in issued but undrawn letters of credit, as indicated in Note 13: Debt, and $360 million of surety bonds outstanding.

U.S. Government Claims - From time to time, the U.S. Government communicates to the Company potential claims, disallowed costs, and penalties concerning prior costs incurred by the Company with which the U.S. Government disagrees. When such preliminary findings are presented, the Company and U.S. Government representatives engage in discussions, from which the Company evaluates the merits of the claims and assesses the amounts being questioned. Although the Company believes that the resolution of any of these matters will not have a material effect on its consolidated financial position, results of operations, or cash flows, it cannot predict the ultimate outcome of these matters.

Other Matters - The Company has been in negotiations with a Mission Technologies customer since January 2023 to address issues related to a manufacturing contract. The Company has recorded provisions for contract losses that were not material to the Company's consolidated financial position, results of operations, or cash flows. The parties have not agreed upon a resolution of the matter, and the Company could incur additional future losses on the contract. The Company therefore cannot predict or give assurances regarding the ultimate outcome of this matter.

The Company previously disclosed an issue regarding the degree of corrosion of certain steel plates used to fabricate *Friedman* (NSC 11). The Company's expectation regarding the resolution of the matter with the customer is included in contract cost and profit estimates. Those estimates include management's best assessment of the underlying causal events, contractual entitlements, and the probability of successful resolution with the customer. The Company does not expect the final resolution of the matter to have a material impact to the Company's consolidated financial position, results of operations, or cash flows.

Collective Bargaining Agreements - Of the Company's over 44,000 employees, approximately 45% are covered by a total of nine collective bargaining agreements and one site stabilization agreement. Newport News has three collective bargaining agreements covering represented employees, which expire in April 2024, February 2027, and December 2027. Newport News craft workers employed at the Kesselring Site near Saratoga Springs, New York are represented under an indefinite Department of Energy ("DoE") site agreement. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Approximately 15 Mission Technologies employees in Klamath Falls, Oregon are covered by one collective bargaining agreement that expires in June 2025.

Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. The Company believes its relationship with its employees is satisfactory.

17. EMPLOYEE PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides eligible employees defined benefit pension plans, defined contribution benefit plans, and other postretirement benefit plans. Non-collectively bargained defined benefit pension plans accruing benefits under the traditional years of service and compensation formula were amended in 2009 to freeze future service accruals and were replaced with a cash balance benefit for all current non-collectively bargained employees. Except for the major collectively bargained plan at Ingalls, the Company's qualified defined benefit pension plans are frozen to new entrants. The Company's policy is to fund its qualified defined benefit pension plans at least to the minimum amounts required under U.S. Government regulations.

Defined benefit plan obligations are measured based on the present value of projected future benefit payments to participants for services rendered to date. The measurement of projected future benefits is dependent on the terms of each individual plan, demographics, and valuation assumptions. No assumption is made regarding any potential changes to the benefit provisions beyond those to which the Company is currently committed, for example under existing collective bargaining agreements.

The Company also sponsors 401(k) defined contribution pension plans in which most employees are eligible to participate. Company contributions for most defined contribution pension plans are based on the matching of employee contributions up to 4% of eligible compensation. Certain hourly employees are covered under a target benefit plan. In addition to the 401(k) defined contribution pension benefit formula, non-collectively bargained employees hired after June 30, 2008, and certain collectively bargained employees hired after July 10, 2017, are eligible to participate in a defined contribution benefit program in lieu of a defined benefit pension plan. The Company's contributions to the qualified defined contribution pension plans for the years ended December 31, 2023, 2022, and 2021, were $158 million, $153 million, and $140 million, respectively.

The Company also sponsors defined benefit and defined contribution pension plans to provide benefits in excess of the tax-qualified limits. The liabilities related to these plans as of December 31, 2023, were $202 million and $44 million, respectively, and as of December 31, 2022, were $192 million and $38 million, respectively. Grantor trust assets, primarily in the form of Level 1 marketable securities, are intended to fund certain of these obligations. The trusts' fair values supporting these liabilities as of December 31, 2023 and 2022, were $220 million and $209 million, respectively, of which $174 million and $169 million, respectively, were related to the non-qualified defined benefit pension plans.

The Company provides contributory postretirement health care and life insurance benefits to a dominantly closed group of eligible employees, retirees, and their qualifying dependents. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age, years of service, and grandfathered requirements. Benefits are not guaranteed, and the Company reserves the right to amend or terminate coverage at any time. The Company's contributions for retiree health care benefits are subject to caps, which limit Company contributions when spending thresholds are reached.

The measurement date for all of the Company's retirement related plans is December 31. The costs of the Company's defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2023, 2022, and 2021, were as follows:

($ in millions)	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31		
	2023	2022	2021	2023	2022	2021
Components of net periodic benefit cost						
Service cost	$ 112	$ 181	$ 199	$ 6	$ 9	$ 10
Interest cost	343	258	240	21	14	14
Expected return on plan assets	(529)	(594)	(553)	—	—	—
Amortization of prior service cost (credit)	17	22	15	(2)	(4)	(4)
Amortization of net actuarial loss (gain)	17	35	110	(15)	(3)	(3)
Settlement gain	—	(4)	—	—	—	—
Net periodic benefit (income) cost	$ (40)	$ (102)	$ 11	$ 10	$ 16	$ 17

The funded status of these plans as of December 31, 2023 and 2022, was as follows:

($ in millions)	Pension Benefits December 31		Other Benefits December 31	
	2023	2022	2023	2022
Change in benefit obligation				
Benefit obligation at beginning of year	$ 6,438	$ 8,569	$ 394	$ 505
Service cost	112	181	6	9
Interest cost	343	258	21	14
Plan participants' contributions	10	6	9	11
Plan amendments	—	97	—	—
Actuarial loss (gain)	62	(2,327)	(19)	(103)
Benefits paid	(333)	(314)	(41)	(42)
Settlement	(390)	(32)	—	—
Benefit obligation at end of year	6,242	6,438	370	394
Change in plan assets				
Fair value of plan assets at beginning of year	6,781	8,460	—	—
Actual return on plan assets	793	(1,349)	—	—
Employer contributions	12	10	32	31
Plan participants' contributions	10	6	9	11
Benefits paid	(333)	(314)	(41)	(42)
Settlement	(390)	(32)	—	—
Fair value of plan assets at end of year	6,873	6,781	—	—
Funded status	$ 631	$ 343	$ (370)	$ (394)
Amounts recognized in the consolidated statements of financial position:				
Pension plan assets	$ 888	$ 600	$ —	$ —
Current liability [1]	(45)	(43)	(129)	(134)
Non-current liability [2]	(212)	(214)	(241)	(260)
Accumulated other comprehensive loss (income) (pre-tax) related to:				
Prior service costs (credits)	138	156	(13)	(16)
Net actuarial loss (gain)	562	780	(107)	(102)

[1] Included in other current liabilities and current portion of postretirement plan liabilities, respectively.
[2] Included in pension plan liabilities and other postretirement plan liabilities, respectively.

On November 3, 2023, the Company purchased an annuity contract to transfer $411 million of gross defined benefit pension obligations and related plan assets to an insurance company for approximately 10,000 retirees and beneficiaries. The annuity contract was purchased using assets from the pension master trust, and no additional funding contribution was required. This transaction had no impact on the amount, timing, or form of the monthly retirement benefit payments to the affected retirees and beneficiaries. The transaction did not trigger settlement accounting under ASC 715 – "Compensation – Retirement Benefits."

In 2022, the Company purchased annuity contracts to transfer $32 million of gross defined benefit pension obligations and related plan assets to an insurance company for approximately 500 retirees and beneficiaries. The annuity contracts were purchased using assets from the pension master trust, and no additional funding contribution was required. This transaction had no impact on the amount, timing, or form of the monthly retirement benefit payments to the affected retirees and beneficiaries. In connection with this transaction, the Company recognized a noncash, non-operating pension settlement gain of $4 million for the affected plan, which represents the accelerated recognition of actuarial losses that were included in accumulated other comprehensive loss within stockholders' equity.

The Projected Benefit Obligation ("PBO"), Accumulated Benefit Obligation ("ABO"), and asset values for the Company's qualified pension plans were $6,040 million, $5,820 million, and $6,873 million, respectively, as of December 31, 2023, and $6,246 million, $6,017 million, and $6,781 million, respectively, as of December 31, 2022. The PBO represents the present value of pension benefits earned through the end of the year, with allowance for future salary increases. The ABO is similar to the PBO, but does not provide for future salary increases.

The PBOs and fair values of plan assets for all qualified and non-qualified pension plans with PBOs in excess of plan assets were $864 million and $607 million, respectively, as of December 31, 2023, and $868 million and $611 million, respectively, as of December 31, 2022.

The ABOs for all qualified and non-qualified pension plans with ABOs in excess of plan assets were $186 million and $176 million as of December 31, 2023, and 2022, respectively. The ABOs for all pension plans were $6,006 million and $6,193 million as of December 31, 2023 and 2022, respectively.

The changes in amounts recorded in accumulated other comprehensive income (loss) were as follows:

($ in millions)	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31		
	2023	2022	2021	2023	2022	2021
Prior service credit (cost)	$ —	$ (97)	$ —	$ —	$ —	$ 14
Amortization of prior service cost (credit)	17	22	15	(2)	(4)	(4)
Net actuarial gain	202	384	704	19	103	2
Amortization of net actuarial loss (gain)	17	35	110	(15)	(3)	(3)
Other	—	(4)	(1)	—	(1)	1
Total changes in accumulated other comprehensive income (loss)	$ 236	$ 340	$ 828	$ 2	$ 95	$ 10

The weighted average assumptions used to determine the net periodic benefit costs for each year ended December 31 were as follows:

	Pension Benefits		
	2023	2022	2021
Discount rate	5.47 %	3.00 %	2.80 %
Expected long-term rate on plan assets	8.00 %	7.25 %	7.25 %
Rate of compensation increase	3.63 %	3.58 %	3.62 %

	Other Benefits		
	2023	2022	2021
Discount rate	5.50 %	2.94 %	2.75 %
Initial health care cost trend rate assumed for next year	6.00 %	5.50 %	5.50 %
Gradually declining to a rate of	4.50 %	4.50 %	4.50 %
Year in which the rate reaches the ultimate rate	2028	2027	2026

The weighted average assumptions used to determine the benefit obligations as of December 31 of each year were as follows:

	Pension Benefits December 31		Other Benefits December 31	
	2023	2022	2023	2022
Discount rate	5.28 %	5.47 %	5.35 %	5.50 %
Weighted average interest crediting rate	3.58 %	3.63 %		
Rate of compensation increase	3.63 %	3.63 %		
Initial health care cost trend rate assumed for next year			6.00 %	6.00 %
Gradually declining to a rate of			4.50 %	4.50 %
Year in which the rate reaches the ultimate rate			2029	2028

Health Care Cost Trend Rate - The health care cost trend rate represents the annual rates of change in the cost of health care benefits based on estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances, government mandated benefits, and other considerations. Using a combination of market expectations and economic projections as of December 31, 2023, the Company selected an expected initial health care cost trend rate of 6.00% and an ultimate health care cost trend rate of 4.50% to be reached in 2029. As of December 31, 2022, the Company assumed an expected initial health care cost trend rate of 6.00% and an ultimate health care cost trend rate of 4.50% to be reached in 2028.

The Employee Retirement Income Security Act of 1974 ("ERISA"), including amendments under pension relief legislation, defines the minimum amount the Company must contribute to its qualified defined benefit pension plans. In determining whether to make discretionary contributions to these plans above the minimum required amounts, the Company considers various factors, including attainment of the funded percentage needed to avoid benefit restrictions and other adverse consequences, minimum CAS funding requirements, and the current and anticipated future funding levels of each plan. The Company's contributions to its qualified defined benefit pension plans are affected by a number of factors, including published IRS interest rates, the actual return on plan assets, actuarial assumptions, and demographic experience. These factors and the Company's resulting contributions also impact the funded status of each plan. The Company made the following contributions to its defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2023, 2022, and 2021:

($ in millions)		Year Ended December 31				
		2023		2022		2021
Pension plans						
Discretionary						
Qualified	$	—	$	—	$	60
Non-qualified		12		10		9
Other benefit plans		32		31		37
Total contributions	$	44	$	41	$	106

For the year ending December 31, 2024, the Company expects its cash contributions to its qualified defined benefit pension plans to be less than $1 million, all of which will be discretionary. For the year ending December 31, 2024, the Company expects its cash contributions to its other postretirement benefit plans to be approximately $35 million.

The following table presents estimated future benefit payments, using the same assumptions used in determining the Company's benefit obligations, as of December 31, 2023. Benefit payments depend on future employment and compensation levels, years of service, and mortality. Changes in any of these factors could significantly affect these estimated amounts.

($ in millions)		Pension Benefits		Other Benefit Payments
2024	$	321	$	35
2025		340		36
2026		360		36
2027		378		36
2028		395		35
Years 2029 to 2033	$	2,160	$	145

Pension Plan Assets

Pension assets include public equities, government and corporate bonds, cash and cash equivalents, private real estate funds, private partnerships, hedge funds, and other assets. Plan assets are held in a master trust and overseen by the Company's Investment Committee. All assets are externally managed through a combination of active and passive strategies. Managers may only invest in the asset classes for which they have been appointed.

The Investment Committee is responsible for setting the policy that provides the framework for management of the plan assets. The Investment Committee set the minimum and maximum permitted values for each asset class in the Company's pension plan master trust for the year ended December 31, 2023, as follows:

	Range		
U.S. and international equities	35	-	60%
Fixed income securities	20	-	45%
Alternative investments	10	-	35%

The general objectives of the Company's pension asset strategy are to earn a rate of return over time to satisfy the benefit obligations of the plans, meet minimum ERISA funding requirements, and maintain sufficient liquidity to pay benefits and address other cash requirements within the master trust. Specific investment objectives include reducing the volatility of pension assets relative to benefit obligations, achieving a competitive total investment return, achieving diversification between and within asset classes, and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. Decisions regarding investment policies and asset allocations are made with the understanding of the historical and prospective return and risk characteristics of various asset classes, the effect of asset allocations on funded status, future Company contributions, and projected expenditures, including benefit payments. The Company updates its asset allocations periodically. The Company uses various analytics to determine the optimal asset mix and considers plan obligation characteristics, duration, liquidity characteristics, funding requirements, expected rates of return, regular rebalancing, and the distribution of returns. Actual allocations to each asset class could vary from target allocations due to periodic investment strategy changes, short-term market value fluctuations, the length of time it takes to fully implement investment allocation positions, such as real estate and other alternative investments, and the timing of benefit payments and Company contributions.

Taking into account the asset allocation ranges, the Company determines the specific allocation of the master trust's investments within various asset classes. The master trust utilizes select investment strategies, which are executed through separate account or fund structures with external investment managers who demonstrate experience and expertise in the appropriate asset classes and styles. The selection of investment managers is done with careful evaluation of all aspects of performance and risk, demonstrated fiduciary responsibility, investment management experience, and a review of investment manager policies and processes. Investment performance is monitored frequently against appropriate benchmarks and tracked to compliance guidelines with the assistance of third-party consultants and performance evaluation tools and metrics.

Plan assets are stated at fair value. The Company employs a variety of pricing sources to estimate the fair value of its pension plan assets, including independent pricing vendors, dealer or counterparty-supplied valuations, third-party appraisals, and appraisals prepared by the Company's investment managers or other experts.

Investments in equity securities, common and preferred, are valued at the last reported sales price when an active market exists. Securities for which official or last trade pricing on an active exchange is available are classified as Level 1. If closing prices are not available, securities are valued at the last trade price, if deemed reasonable, or a broker's quote in a non-active market, and are typically categorized as Level 2.

Investments in fixed-income securities are generally valued by independent pricing services or dealers who make markets in such securities. Pricing methods are based upon market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, and fixed-income securities typically are categorized as Level 2.

Investments in collective trust funds and commingled funds that use Net Asset Values ("NAV") are valued based on the redemption price of units owned by the master trust, which is based on the current fair values of the fund assets, as reported by the investment manager.

Investments in hedge funds generally do not have readily available market quotations and are estimated at fair value, which primarily utilizes NAV or the equivalent, as a practical expedient, as reported by the investment manager. Hedge funds usually have restrictions on redemptions that might affect the ability to sell the investment at NAV in the short term.

Real estate funds are typically valued through updated independent third-party appraisals, which are adjusted for changes in cash flows, market conditions, property performance, and leasing status. Since real estate funds do not have readily available market quotations, they are generally valued at NAV or its equivalent, as a practical expedient, as reported by the asset manager. Redemptions from real estate funds are also subject to various restrictions.

Private partnership interests include debt and equity investments. These investments are valued based on NAVs or their equivalents, adjusted for capital calls and distributions, reported by the respective general partners. The terms of the partnerships range from seven to ten or more years, and investors do not have the option to redeem their interests in these partnerships. As of December 31, 2023, unfunded commitments to private partnerships were $595 million.

Management reviews independently appraised values, audited financial statements, and additional pricing information to evaluate the NAVs. For the very limited group of investments for which market quotations are not readily available or for which the above valuation procedures are deemed not to reflect fair value, additional information is obtained from the investment manager and evaluated internally to determine whether any adjustments are required to reflect fair value.

The Company might be unable to quickly liquidate some assets at amounts close or equal to fair value in order to meet plan liquidity requirements or respond to specific events, such as the creditworthiness of any particular issuer or counterparty. Illiquid assets are generally long-term investments that complement the long-term nature of the Company's pension obligations and are generally not used to fund benefit payments in the short term. Management monitors liquidity risk on an ongoing basis and has procedures designed to maintain adequate liquidity for plan requirements.

The master trust has considerable investments in fixed income securities for which changes in the relevant interest rate of a particular instrument might result in the inability to secure similar returns upon the maturity or sale of the instrument. Changes in prevailing interest rates might result in an increase or decrease in fair value of the instrument. Investment managers are permitted to use interest rate swaps and other financial derivatives to manage interest rate and credit risks.

Counterparty risk is the risk that a counterparty to a financial instrument held by the master trust will default on its commitment. Counterparty risk is generally related to over-the-counter derivative instruments used to manage risk exposure to interest rates on long-term debt securities. Certain agreements with counterparties employ set-off agreements, collateral support arrangements, and other risk mitigation practices designed to reduce the net credit risk exposure in the event of a counterparty default. The Company has credit policies and processes that manage concentrations of risk by seeking to undertake transactions with large well-capitalized counterparties and by monitoring the creditworthiness of these counterparties.

Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy table. The total fair value of these investments is included in the table below to permit reconciliation of the fair value hierarchy to amounts presented in the funded status table above.

($ in millions)		December 31, 2023			
		Total	Level 1	Level 2	Level 3
Plan assets subject to leveling					
U.S. and international equities	$	1,723	$ 1,723	$ —	$ —
Government and agency debt securities		448	—	448	—
Corporate and other debt securities		1,469	—	1,469	—
Group annuity contract		3	—	3	—
Net plan assets subject to leveling	$	3,643	$ 1,723	$ 1,920	$ —
Plan assets not subject to leveling					
U.S. and international equities (a)		1,134			
Corporate and other debt securities		234			
Real estate investments		532			
Private partnerships		828			
Hedge funds		388			
Cash and cash equivalents, net (b)		114			
Total plan assets not subject to leveling		3,230			
Net plan assets	$	6,873			

(a) U.S. and international equity securities include investments in small, medium, and large capitalization stocks of public companies held in commingled trust funds.

(b) Cash and cash equivalents are liquid short-term investment funds and include net receivables and payables of the trust. These funds are available for immediate use to fund daily operations, execute investment policies, and serve as a temporary investment vehicle.

($ in millions)		December 31, 2022			
		Total	Level 1	Level 2	Level 3
Plan assets subject to leveling					
U.S. and international equities	$	1,910	$ 1,910	$ —	$ —
Government and agency debt securities		334	—	334	—
Corporate and other debt securities		1,106	—	1,106	—
Group annuity contract		3	—	3	—
Cash and cash equivalents, net		28	28	—	—
Net plan assets subject to leveling	$	3,381	$ 1,938	$ 1,443	$ —
Plan assets not subject to leveling					
U.S. and international equities (a)		1,494			
Corporate and other debt securities		222			
Real estate investments		471			
Private partnerships		670			
Hedge funds		382			
Cash and cash equivalents, net (b)		161			
Total plan assets not subject to leveling		3,400			
Net plan assets	$	6,781			

(a) U.S. and international equity securities include investments in small, medium, and large capitalization stocks of public companies held in commingled trust funds.

(b) Cash and cash equivalents are liquid short-term investment funds and include net receivables and payables of the trust. These funds are available for immediate use to fund daily operations, execute investment policies, and serve as a temporary investment vehicle.

There was no activity attributable to Level 3 retirement plan assets during the years ended December 31, 2023 and 2022.

18. STOCK COMPENSATION PLANS

As of December 31, 2023, HII had stock-based compensation awards outstanding under the following plans: the Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (the "2011 Plan"), the Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (the "2012 Plan"), and the Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (the "2022 Plan").

Stock Compensation Plans

On March 1, 2022, the Company's board of directors adopted the 2022 Plan, subject to stockholder approval, and the Company's stockholders approved the 2022 Plan on May 3, 2022. Award grants made on or after May 3, 2022, were made under the 2022 Plan. Award grants made prior to May 3, 2022, were made under the 2011 Plan or the 2012 Plan. No future grants will be made under the 2011 Plan or the 2012 Plan.

The 2022 Plan permits awards of stock options, stock appreciation rights, and other stock awards. Stock awards, in the form of RPSRs, restricted stock rights ("RSRs"), and stock rights, are granted to key employees and members of the board of directors without payment to the Company. The 2022 Plan authorized (i) 1.3 million new shares; plus (ii) any shares subject to outstanding awards under the 2012 Plan or 2011 Plan that were subsequently forfeited to the Company; plus (iii) any shares subject to outstanding awards under the 2012 Plan or 2011 Plan that were subsequently exchanged by the participant as full or partial payment to the Company in connection with any such award or exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any such award. As of December 31, 2023, the remaining aggregate number of shares of the Company's common stock authorized for issuance under the 2022 Plan was 1.2 million.

The 2012 Plan permitted awards of stock options, stock appreciation rights, and other stock awards. Stock awards, in the form of RPSRs, RSRs, and stock rights were granted to key employees and members of the board of directors without payment to the Company.

The 2011 Plan permitted the awards of stock options and other stock awards. Stock awards, in the form of stock rights, were granted to members of the board of directors without payment to the Company.

Stock Awards

Stock awards include RPSRs, RSRs, and stock rights. The fair value of stock awards is determined based on the closing market price of the Company's common stock on the grant date. Compensation expense for stock awards is measured based on the grant date fair value and recognized over the vesting period, generally three years.

For purposes of measuring compensation expense, the amount of shares ultimately expected to vest is estimated at each reporting date based on management's expectations regarding the relevant service or performance criteria.

The Company issued the following stock awards in the years ended December 31, 2023, 2022, and 2021:

Restricted Performance Stock Rights - For the year ended December 31, 2023, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $215.24. These rights are subject to cliff vesting on December 31, 2025. For the year ended December 31, 2022, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $204.41. These rights are subject to cliff vesting on December 31, 2024. For the year ended December 31, 2021, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $180.06. These rights were fully vested as of December 31, 2023. All of the RPSRs are subject to the achievement of performance-based targets at the end of the respective vesting periods and will ultimately vest between 0% and 200% of grant date value.

Restricted Stock Rights - Retention stock awards are granted to key employees primarily to ensure business continuity. In 2023, the Company granted approximately 9,500 RSRs at a weighted average share price of $213.37, with cliff vesting two to three years from the grant date. In 2022, the Company granted approximately 2,400 RSRs at a weighted average share price of $208.81, with cliff vesting one to three years from the grant date. In 2021, the Company granted approximately 31,400 RSRs at a weighted average share price of $187.59, with cliff vesting one to three years from the grant date. As of December 31, 2023, approximately 13,600 RSRs were outstanding.

The Company also received transfers of stock awards from employees in satisfaction of minimum tax withholding obligations associated with the vesting of stock awards during the period. The Company does not consider these transfers as treasury stock because the stock is not issued; rather, the award is surrendered in lieu of payments of cash to settle tax obligations.

Stock Rights and Stock Issuances - The Company granted stock rights to its non-employee directors on a quarterly basis in 2023, with each grant less than 10,000 shares. All stock rights granted to non-employee directors are fully vested on the grant date. If a non-employee director has met certain stock ownership requirements, the non-employee director may elect under the terms of the Amended and Restated Directors' Compensation Policy and Amended and Restated Board Deferred Compensation Policy to receive their annual equity award for the following calendar year in the form of either shares of the Company's common stock or stock units that are payable in the fifth calendar year after the year in which the annual equity award is earned, or, if earlier, upon termination of the director's board service.

Non-employee directors may also elect to receive their annual cash retainers in the form of stock units that become payable upon termination of the director's board service. Non-employee directors who elect to receive their annual cash retainers in the form of stock units and have met their stock ownership requirements may elect under the terms of the Amended and Restated Directors' Compensation Policy and Amended and Restated Board Deferred Compensation Policy to receive in the following calendar year either shares of the Company's common stock or stock units that are payable in the fifth calendar year after the year in which the stock units are earned, or, if earlier, upon termination of the director's board service.

Stock award activity for the years ended December 31, 2023, 2022, and 2021, was as follows:

	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2020	381	$ 211.77	1.0 year
Granted	213	181.66	
Adjustment due to performance	19	259.03	
Vested	(100)	259.03	
Forfeited	(28)	202.81	
Outstanding as of December 31, 2021	485	190.36	1.0 year
Granted	166	204.65	
Adjustment due to performance	52	209.04	
Vested	(170)	209.04	
Forfeited	(27)	199.40	
Outstanding as of December 31, 2022	506	189.68	1.0 year
Granted	**177**	**215.16**	
Adjustment due to performance	**32**	**224.35**	
Vested	**(155)**	**224.35**	
Forfeited	**(25)**	**178.68**	
Outstanding as of December 31, 2023	**535**	**$ 189.98**	**1.0 year**

Vested awards include stock awards that fully vested during the year based on the level of achievement of the relevant performance goals. The performance goals for outstanding RPSRs granted in 2023, 2022, and 2021 were based on three metrics as defined in the grant agreements: earnings before interest, taxes, depreciation, amortization, and pension ("EBITDAP"), weighted at 40%, pension-adjusted return on invested capital ("ROIC"), weighted at 40%, and relative EBITDAP growth, weighted at 20%. The Company's EBITDAP growth is measured against EBITDAP growth of the S&P Aerospace and Defense Select Index.

Compensation Expense

The Company recorded $34 million, $36 million, and $33 million of expense related to stock awards for the years ended December 31, 2023, 2022, and 2021, respectively. The Company recorded $10 million, $9 million, and $8 million as tax benefits related to stock awards for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company recognized tax benefits for the years ended December 31, 2023, 2022, and 2021, of $7 million, $8 million, and $4 million, respectively, from the issuance of stock in settlement of stock awards.

Unrecognized Compensation Expense

As of December 31, 2023, the Company had $2 million of unrecognized compensation expense associated with RSRs granted in 2023, 2022, and 2021, which will be recognized over a weighted average period of 1.1 years, and $33 million of unrecognized expense associated with RPSRs granted in 2023 and 2022, which will be recognized over a weighted average period of 1 year.

19. SUBSIDIARY GUARANTORS

As described in Note 13: Debt, the Company issued senior notes through the consolidating parent company, HII. Performance of the Company's obligations under its senior notes outstanding as of December 31, 2023, including any repurchase obligations resulting from a change of control, is fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII's existing and future material domestic subsidiaries ("Subsidiary Guarantors"). The Subsidiary Guarantors are 100% owned by HII. Each HII subsidiary that did not provide a guarantee ("Non-Guarantors") is not material and HII, as the parent company issuer, did not have independent assets or operations. There are no significant restrictions on the ability of the parent company and the Subsidiary

Guarantors to obtain funds from their respective subsidiaries by dividend or loan, except those imposed by applicable law.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2023. Based on that evaluation, the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management to allow their timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management, with the participation of Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has conducted an assessment, including testing, using the criteria in *Internal Control – Integrated Framework* (*2013*), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023, based on criteria in *Internal Control – Integrated Framework* (*2013*), issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8.

ITEM 9B. OTHER INFORMATION

Adoption or Termination of Trading Arrangements

A significant portion of the compensation of our directors and officers is in the form of equity awards, and, from time to time, directors and officers engage in open-market transactions with respect to the securities they acquire pursuant to such equity awards or other securities we have issued, including for diversification or other personal reasons.

Transactions in our securities by directors and officers are required to be made in accordance with our insider trading policy, which requires that the transactions comply with applicable U.S. federal securities laws that prohibit trading while in possession of material nonpublic information. Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables directors and officers to prearrange transactions in our securities in a manner that avoids concerns about initiating transactions while in possession of material nonpublic information.

The following table describes the contracts, instructions or written plans for the purchase or sale of securities adopted by our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) during the three months ended December 31, 2023, that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). No other Rule 10b5-1 trading arrangements or "non-Rule 10b5–1 trading arrangements" (as defined by S-K Item 408(c)) were entered into or terminated by our directors or officers during such period:

Name and Title	Date of Adoption	Duration of Trading Arrangement[1]	Aggregate Number of Securities to be Sold[2]	Type
Edgar A. Green III Executive Vice President and President, Mission Technologies	November 15, 2023	March 15, 2024	7,895	Common Stock

[1] The plan duration extends to the date listed in this column or such earlier date upon the completion of all trades under the plan (or the expiration of the orders relating to such trades without execution) or the occurrence of such other termination events as specified in the plan.

[2] The aggregate number of shares to be sold will depend, in part, on the Company's performance in 2021, 2022 and 2023.

To promote the alignment of management and stockholder interests, our directors and officers are subject to stock ownership guidelines, which are described on pages 63 and 64 of our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 20, 2023. As of the date of this report on Form 10-K, the execution of the Rule 10b5-1 trading arrangement described above will not cause such person to fall out of compliance with the stock ownership guidelines applicable to him.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Information regarding our directors will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Information about our Executive Officers

The following table sets forth certain information concerning our executive officers, including a five-year employment history.

Name	Age	Position(s)
Christopher D. Kastner	60	President and Chief Executive Officer
Todd R. Borkey	60	Executive Vice President and Chief Technology Officer
Chad N. Boudreaux	50	Executive Vice President and Chief Legal Officer
Jennifer R. Boykin	59	Executive Vice President and President, Newport News Shipbuilding
Eric D. Chewning	46	Executive Vice President, Strategy and Development
Edgar A. Green III	58	Executive Vice President and President, Mission Technologies
Paul C. Harris	59	Executive Vice President, Chief Sustainability and Compliance Officer
Brooke A. Hart	53	Executive Vice President, Communications
Stewart H. Holmes	62	Executive Vice President, Government and Customer Relations
Edmond E. Hughes	60	Executive Vice President and Chief Human Resources Officer
Nicolas G. Schuck	50	Corporate Vice President, Controller and Chief Accounting Officer
Christopher W. Soong	51	Executive Vice President and Chief Information Officer
Thomas E. Stiehle	58	Executive Vice President and Chief Financial Officer
Kara R. Wilkinson	49	Executive Vice President and President, Ingalls Shipbuilding
D. R. Wyatt	65	Corporate Vice President and Treasurer

Christopher D. Kastner, *President and Chief Executive Officer* - Mr. Kastner was elected President and Chief Executive Officer effective March 1, 2022. From February 2021 until he was elected to his current position, he served as Executive Vice President and Chief Operating Officer. From March 2016 until February 2021, he served as Executive Vice President and Chief Financial Officer. From August 2012 until March 2016, Mr. Kastner served as Corporate Vice President and General Manager, Corporate Development. Prior to that and from March 2011, he served as Vice President and Chief Financial Officer of our Ingalls Shipbuilding segment. Before that and from 2008, Mr. Kastner served as Vice President, Business Management and Chief Financial Officer of NGSB, Gulf Coast, and served as Vice President, Contracts and Risk Management of Northrop Grumman Ship Systems from 2006 to 2008. Prior to that, he held several positions at other Northrop Grumman businesses, including Corporate Director of Strategic Transactions. Mr. Kastner holds a B.A. in Political Science from the University of California at Santa Barbara and an M.B.A from Pepperdine University.

Todd A. Borkey, Executive Vice President and Chief Technology Officer – Mr. Borkey was elected Executive Vice President and Chief Technology Officer effective September 26, 2022. Prior to that, and from October 2017, he served as Chief Technology Officer at Alion Science and Technology. Before joining Alion, Mr. Borkey served as CTO to Thales Defense and Security and DRS Defense Solutions, where he was responsible for the technical roadmap and program operations to a wide range of products, including RF communications, C5ISR solutions, remote sensors, radars, sonars, and cyber/electronic warfare products. Earlier in his career, Mr. Borkey performed a range of engineering and management assignments within Northrop Grumman and AT&T Bell Labs. He received a Master's Degree in engineering management from Stevens Institute of Technology and holds an undergraduate degree in Applied Mathematics from the University of Albuquerque.

Chad N. Boudreaux, Executive Vice President and Chief Legal Officer - Mr. Boudreaux was appointed Executive Vice President and Chief Legal Officer effective April 1, 2020. In this position, he has overall leadership responsibility for our law department and outside counsel. Prior to that appointment, Mr. Boudreaux managed HII's litigation docket and oversaw our compliance program as the company's first chief compliance officer. He joined HII in 2011 as Corporate Vice President for Litigation, Investigations and Compliance. Before joining us, Mr. Boudreaux practiced law at Baker Botts LLP, where he established the law firm's Global Security and Corporate Risk Counseling practice group. Prior to that, he held various high-ranking positions in the U.S. government, including deputy chief of staff of the U.S. Department of Homeland Security and leadership positions at the U.S. Department of Justice. Mr. Boudreaux earned a B.A. from Baylor University and a J.D. from the University of Memphis School of Law.

Jennifer R. Boykin, Executive Vice President and President, Newport News Shipbuilding - Ms. Boykin was elected Executive Vice President and President, Newport News Shipbuilding effective July 2017. From 2012 until she assumed her current position, Ms. Boykin was Vice President, Engineering and Design for Newport News Shipbuilding. Since joining Newport News Shipbuilding in the Nuclear Division in 1987, Ms. Boykin has had a variety of responsibilities, including serving as Vice President of Quality and Process Excellence, Director of Facilities and Waterfront Support, and program manager for the Nuclear Engineering Division. Ms. Boykin also served as a construction superintendent for the aircraft carrier program during construction of USS *John C. Stennis* and USS *Harry S. Truman*. Ms. Boykin holds a B.S. in Marine Engineering from the U.S. Merchant Marine Academy and a Master's Degree in Engineering Management from The George Washington University.

Eric D. Chewning, Executive Vice President, Strategy and Development - Mr. Chewning was elected Executive Vice President, Strategy and Development, effective January 30, 2023. Before joining HII, Mr. Chewning co-led McKinsey & Company's Aerospace & Defense practice in the Americas beginning in April 2020. From January 2019 to January 2020, he served as the Chief of Staff to the U.S. Secretary of Defense. Prior to that and from October 2017, Mr. Chewning was the Deputy Assistant Secretary of Defense for Industrial Policy. He is a former U.S. Army military intelligence officer and, prior to that, was an investment banker with Morgan Stanley & Co. Mr. Chewning received a B.A. and a M.A. in international relations from the University of Chicago and a M.B.A. from the Darden School of Business at the University of Virginia.

Edgar A. Green III, Executive Vice President and President, Mission Technologies - Mr. Green was appointed Executive Vice President and President, Mission Technologies in December 2016. Prior to that and from January 2015, he served as Corporate Vice President, Corporate Development. From January 2013 to January 2015, Mr. Green served as Vice President, Component Manufacturing, for Newport News Shipbuilding, and, from March 2011 to January 2013, he served as Corporate Vice President, Investor Relations, of HII. Prior to joining HII in 2011, Mr. Green served as Vice President of Investor Relations at Celanese Corp. Before that he was a Managing Director and research analyst at Wells Fargo Securities, where he covered the defense and aerospace industry, and a manufacturing plant engineer at Eaton Corp.'s Truck Components Division. Mr. Green also served as a U.S. Navy nuclear submarine officer on board USS *Tecumseh* (SSBN-628). He holds a B.S. in Systems Engineering from the U.S. Naval Academy and an M.B.A. from Duke University.

Paul C. Harris, Executive Vice President and Chief Sustainability and Compliance Officer – Mr. Harris was appointed Executive Vice President and Chief Sustainability and Compliance Officer effective March 14, 2022. Prior to that, and from September 2020, when he joined HII, Mr. Harris served as Corporate Vice President, Chief Compliance and Privacy Officer. Before joining HII, he served as Senior Vice President at Hampton University, his alma mater, beginning in September 2016. Before returning to Hampton, Mr. Harris held several positions of increasing authority and responsibility in corporate law departments, including Sodexo, Northrop Grumman, and Raytheon. Prior to joining Raytheon, he served as Deputy Assistant Attorney General at the U.S. Department of Justice, where he later was elevated to Deputy Associate Attorney General. Prior to his service at the Department of Justice, Mr. Harris served as a Member of the Virginia House of Delegates, from 1998 to 2001. A U.S. Army veteran, he earned a Bachelor of Arts degree from Hampton University and a Juris Doctor degree from The George Washington University Law School.

Brooke A. Hart, Executive Vice President, Communications – Ms. Hart was appointed Executive Vice President, Communications effective September 27, 2021, upon joining HII. From August 2015 until she joined HII, she served as Vice President of Communications and Brand at Sierra Nevada Corporation, a defense contractor, where she oversaw the company's internal and external communications efforts in promoting and protecting the corporate brand. Prior to that, Ms. Hart was Venture Partner and Vice President at Disruption Corporation and Crystal Tech Fund, and prior to that served as Senior Communications Officer at The Pew Charitable Trusts. She spent 16 years as an on-air television reporter, including serving as national correspondent for NBC News from June 1999 to June 2010. Ms. Hart received a B.A. from Stanford University and a M.A. from Georgetown University.

Stewart H. Holmes, Executive Vice President, Government and Customer Relations – Mr. Holmes was appointed Executive Vice President, Government and Customer Relations effective September 27, 2021, upon joining HII. From April 2017 until he joined HII, he served as Senior Vice President of Washington Operations for Textron Inc., where he was responsible for leading Textron's government affairs activities and engaging with the legislative and executive branches, federal agencies, and industry associations. From January 2015 until March 2017, he served as Vice President of Washington Operations for Textron, where he was primarily responsible for leading lobbying efforts. Prior to joining Textron in January 2015, Mr. Holmes served as the staff director/minority clerk for the Senate Appropriations Subcommittee on Defense and, prior to that, worked as a staff member for the Senate Appropriations Committee and as an aide to Sen. Thad Cochran of Mississippi. Mr. Holmes served in the U.S. Marine Corps for more than two decades and is a graduate of The Citadel and the Naval Postgraduate School.

Edmond E. Hughes - Executive Vice President and Chief Human Resources Officer - Mr. Hughes was appointed Executive Vice President and Chief Human Resources Officer effective April 1, 2022. Prior to that, and from March 2006, he served as the Vice President of Human Resources and Administration for Ingalls Shipbuilding. Before joining Ingalls Shipbuilding, Mr. Hughes served in human resources roles of increasing responsibilities at General Motors and TRW Automotive. He received a B.S. from Tougaloo College and an M.B.A. from Indiana University.

Nicolas G. Schuck, Corporate Vice President, Controller and Chief Accounting Officer - Mr. Schuck was appointed Corporate Vice President, Controller and Chief Accounting Officer effective August 2015. Prior to that, he was Assistant Controller at our Newport News Shipbuilding division. Prior to that and since joining us in January 2012, he served as Corporate Assistant Controller. From December 2009 until December 2011, Mr. Schuck served as Director, Finance at ManTech International Corporation. Prior to that, he worked for PricewaterhouseCoopers and Arthur Andersen. Mr. Schuck attended the National Institute of Economics and Accounting in Paris. He holds a Bachelor's Degree and a Master's Degree in Accounting and Finance and is a certified public accountant.

Christopher W. Soong, Executive Vice President and Chief Information Officer – Mr. Soong was elected Executive Vice President and Chief Information Officer in April 2023. Prior to that and from August 2021, he served as Chief Information Officer for HII's Mission Technologies business segment. From October 2018 to August 2021, Mr. Soong served as Senior Vice President and Chief Information Officer at Alion Science and Technology. He has also served in executive-level positions at Booz Allen Hamilton and Sprint. Mr. Soong holds a bachelor's degree in civil engineering from Virginia Tech. He holds a Leadership Certificate from the University of Maryland and participated in the CIO Institute at the MIT Sloan School of Management.

Thomas E. Stiehle, Executive Vice President and Chief Financial Officer - Mr. Stiehle was elected Executive Vice President and Chief Financial Officer effective February 12, 2021. From October 2012 until he assumed his current position, he served as Vice President and Chief Financial Officer of our Ingalls Shipbuilding segment. Prior to that, Mr. Stiehle served as Vice President, Contracts and Pricing, for Ingalls Shipbuilding. Prior to joining HII in 2011, he worked for Northrop Grumman, Aerospace Sector, for 24 years. Mr. Stiehle holds a B.S. in Mechanical Engineering from Hofstra University and an M.B.A. from Adelphi University and Master's Degree in Acquisition and Contract Management from Florida Institute of Technology.

Kara R. Wilkinson, Executive Vice President and President, Ingalls Shipbuilding - Ms. Wilkinson was elected Executive Vice President and President, Ingalls Shipbuilding effective April 1, 2021. From May 2016 until she assumed her current position, she served as Vice President of Program Management at Ingalls Shipbuilding. Prior to that, Ms. Wilkinson held various positions in Business Development and Engineering at Ingalls Shipbuilding and began her career at Ingalls Shipbuilding in 1996 as a naval architect. She holds a B.S. in Naval Architecture and Marine Engineering from the University of Michigan and an M.B.A. from Temple University.

D. R. Wyatt, Corporate Vice President and Treasurer - Mr. Wyatt has been Corporate Vice President and Treasurer since March 2011. Prior to that, he was Director of Business Management at NGSB where he was responsible for aircraft carriers, carrier fleet support, and energy business. Prior to his appointment as Director of Business Management, Mr. Wyatt served as Treasurer of Newport News Shipbuilding Inc., Assistant Treasurer and Manager of Finance, and has held various positions in the financial area, including cost estimating, cost control, accounting, financial analysis, and government accounting. He has extensive Treasury experience, including responsibility for corporate finance, cash management, risk management and all financings, capital structure, capital market interface, rating agency relationships, cash and financial forecasting, working capital management, short-term investments, strategic transactions, pension asset management, and insurance and loss control. Mr. Wyatt holds a B.S. in Economics from Hampden-Sydney College and an M.B.A. from Old Dominion University.

Audit Committee Financial Expert

Information as to the Audit Committee and the Audit Committee Financial Expert will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed within 120 days after the end of the Company's fiscal year.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for all of our employees, including the principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics and Business Conduct can be found on our internet website at www.HII.com under "Investors—Company—Corporate Governance." A copy of the Code of Ethics and Business Conduct is available to any stockholder who requests it by writing to: Huntington Ingalls Industries, Inc., c/o Office of the Secretary, 4101 Washington Avenue, Newport News, VA 23607. If we make any substantive amendments to the Code of Ethics and Business Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics and Business Conduct, in each case as it relates to any provision of the Code of Ethics and Business Conduct specified in applicable SEC rules or stock exchange rules, to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will disclose the nature of the amendment or waiver on our website.

Our website and information contained on our website or incorporated into our website are not intended to be incorporated into this report on Form 10-K or other filings with the SEC.

Other Disclosures

Other disclosures required by this Item will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed within 120 days after the end of the Company's fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation (other than information related to pay-for-performance), including information concerning compensation committee interlocks, insider participation, and the compensation committee report, will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed within 120 days after the end of the Company's fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information as to security ownership of certain beneficial owners and management and related stockholder matters will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed within 120 days after the end of the Company's fiscal year.

Equity Compensation Plan Information

The following table provides information regarding the equity securities available for issuance under our equity compensation plans as of December 31, 2023:

Equity Compensation Plan Information

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	534,704	$0.00	1,164,896
Equity compensation plans not approved by security holders[2]	—	—	—
Total	534,704	$0.00	1,164,896

[1] Includes grants made under the Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (the "2022 Plan"), which was approved by our stockholders on May 3, 2022, Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (the "2012 Plan"), which was approved by our stockholders on May 2, 2012, and the Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (the "2011 Plan"), which was approved by the sole stockholder of HII prior to its spin-off from Northrop Grumman Corporation. These shares were comprised of 14,972 stock rights granted under the 2011 Plan, 50,548 stock rights, 4,113 restricted stock rights, and 291,628 restricted performance stock rights granted under the 2012 Plan, and 7,333 stock rights, 9,521 restricted stock rights, and 156,589 restricted performance stock rights granted under the 2022 Plan, assuming target performance achievement.

[2] No awards have been granted under plans not approved by security holders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information as to certain relationships and related transactions and director independence will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed within 120 days after the end of the Company's fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information as to principal accountant fees and services will be incorporated herein by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders, to be filed within 120 days after the end of the Company's fiscal year.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

      Financial Statements

         Consolidated Statements of Operations and Comprehensive Income

         Consolidated Statements of Financial Position

         Consolidated Statements of Cash Flows

         Consolidated Statements of Changes in Equity

         Notes to Consolidated Financial Statements

      2. Financial Statement Schedules

      Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes to the financial statements.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	(Benefits)/Charges to Income	Other	Balance at End of Period
Year Ended December 31, 2021				
Valuation allowance for deferred tax assets	$ 22	$ —	$ —	$ 22
Year Ended December 31, 2022				
Valuation allowance for deferred tax assets	22	2	4	28
Year Ended December 31, 2023				
Valuation allowance for deferred tax assets	$ 28	$ 1	$ —	$ 29

      3. Exhibits

2.1   Separation and Distribution Agreement, dated as of March 29, 2011, among Titan II Inc. (formerly Northrop Grumman Corporation), Northrop Grumman Corporation (formerly New P, Inc.), Huntington Ingalls Industries, Inc., Northrop Grumman Shipbuilding, Inc. and Northrop Grumman Systems Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 4, 2011).

3.1   Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., filed March 30, 2011 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 4, 2011).

3.2   Certificate of Amendment to the Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated May 28, 2014 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2014).

3.3   Certificate of Amendment to the Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated May 21, 2015 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2015).

3.4   Certificate of Amendment to the Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated May 12, 2021 (incorporated by reference to Annex B to the Proxy Statement filed on March 19, 2021).

3.5   Restated Bylaws of Huntington Ingalls Industries, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 8, 2022).

4.1	Indenture, dated as of December 1, 2017, by and among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 4, 2017).
4.2	First Supplemental Indenture, dated as of August 27, 2019, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed on November 7, 2019).
4.3	Second Supplemental Indenture, dated as of June 30, 2020, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on February 11, 2021).
4.4	Third Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed on February 10, 2022).
4.5	Indenture, dated March 30, 2020, by and among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 30, 2020).
4.6	First Supplemental Indenture, dated as of June 30, 2020, to the Indenture, dated as of March 30, 2020, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on February 11, 2021).
4.7	Second Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of March 30, 2020, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K filed on February 10, 2022).
4.8	Indenture, dated as of August 16, 2021, by and among Huntington Ingalls Industries, Inc., certain subsidiaries of Huntington Ingalls Industries, Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8–K filed on August 16, 2021).
4.9	First Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of August 16, 2021, by and among Huntington Ingalls Industries, Inc., certain subsidiaries of Huntington Ingalls Industries, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K filed on February 10, 2022).
4.10	Description of Securities
10.1	Amended and Restated Revolving Credit Agreement, dated as of August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and an Issuing Bank (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2021).
10.2	Credit Agreement, dated as of August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2021).
10.3	Form of Amended and Restated Indemnification Agreement and Schedule of directors and officers who have entered into such agreement (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on February 19, 2015).

10.4	Intellectual Property License Agreement, dated as of March 29, 2011, between Northrop Grumman Systems Corporation and Northrop Grumman Shipbuilding, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on April 4, 2011).
10.5	Tax Matters Agreement, dated as of March 29, 2011, among Northrop Grumman Corporation (formerly New P, Inc.), Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on April 4, 2011).
10.6	Loan Agreement, dated as of May 1, 1999, between Ingalls Shipbuilding, Inc. and the Mississippi Business Finance Corporation relating to the Economic Development Revenue Bonds (Ingalls Shipbuilding, Inc. Project) Taxable Series 1999A due 2024 (incorporated by reference to Exhibit 10.6 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.7	Indenture of Trust, dated as of May 1, 1999, between the Mississippi Business Finance Corporation and the First National Bank of Chicago, as Trustee, relating to the Economic Development Revenue Bonds (Ingalls Shipbuilding, Inc. Project) Taxable Series 1999A due 2024 (incorporated by reference to Exhibit 10.7 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.8	Loan Agreement, dated as of December 1, 2006, between Northrop Grumman Ship Systems, Inc. and the Mississippi Business Finance Corporation relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project), Series 2006 due 2028 (incorporated by reference to Exhibit 10.8 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.9	Trust Indenture, dated as of December 1, 2006, between the Mississippi Business Finance Corporation and The Bank of New York Trust Company, N.A., as Trustee, relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project), Series 2006 due 2028 (incorporated by reference to Exhibit 10.9 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.10	Guaranty Agreement, dated as of May 1, 1999, between Litton Industries, Inc. and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 10.10 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).
10.11	Assumption of Guaranty of Litton Industries, Inc., dated as of January 1, 2003, by Northrop Grumman Systems Corporation (incorporated by reference to Exhibit 10.11 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).
10.12	Guaranty Agreement, dated as of December 1, 2006, between Northrop Grumman Corporation and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.12 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).
10.13	Performance and Indemnity Agreement, dated as of March 30, 2011, between Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2011).
10.14	Performance and Indemnity Agreement, dated as of March 30, 2011, between Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) relating to certain performance guarantees associated with certain U.S. Navy shipbuilding contracts (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2011).
10.15	Ingalls Guaranty Performance, Indemnity and Termination Agreement, dated as of March 29, 2011, among Huntington Ingalls Industries, Inc., Northrop Grumman Systems Corporation and Northrop Grumman Shipbuilding, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2011).

10.16	Huntington Ingalls Industries Supplemental Plan 2 (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011) and Amendment to Appendix G to the plan.
10.17*	Second Amendment to Appendix G to Huntington Ingalls Industries Supplemental Plan 2-Officers Supplemental Executive Retirement Plan, as amended January 7, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 19, 2018).
10.18*	Huntington Ingalls Industries ERISA Supplemental Plan (incorporated by reference to Exhibit 10.17 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.19*	Severance Plan for Elected and Appointed Officers of Huntington Ingalls Industries, as amended and restated effective January 1, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 19, 2018).
10.20*	Huntington Ingalls Industries Deferred Compensation Plan (incorporated by reference to Exhibit 10.19 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.21*	Huntington Ingalls Industries Savings Excess Plan (incorporated by reference to Exhibit 10.20 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.22*	First Amendment to the Huntington Ingalls Industries Savings Excess Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2017).
10.23*	Huntington Ingalls Industries Officers Retirement Account Contribution Plan (incorporated by reference to Exhibit 10.21 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.24*	HII Newport News Shipbuilding Inc. Retirement Benefit Restoration Plan (incorporated by reference to Exhibit 10.22 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.25*	Huntington Ingalls Industries Electronic Systems Executive Pension Plan (incorporated by reference to Exhibit 10.23 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.26*	Huntington Ingalls Industries, Inc. Special Officer Retiree Medical Plan (incorporated by reference to Exhibit 10.24 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.27*	Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.25 to the Company's Amendment No. 8 to Registration Statement on Form 10 filed on March 15, 2011).
10.28*	Huntington Ingalls Industries, Inc. Annual Incentive Plan, as amended and restated December 13, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 19, 2018).
10.29*	Form of Award Certificate applicable to Non-Employee Director Stock Units Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on February 27, 2013).
10.30*	Form of Award Certificate applicable to Restricted Performance Stock Rights Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on February 27, 2014).
10.31*	Form of Award Certificate applicable to Restricted Stock Rights Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on February 27, 2014).

10.32*	Form of Award Certificate applicable to Stock Options Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on February 27, 2014).
10.33*	Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (incorporated by reference to Annex A to the Proxy Statement filed on April 3, 2012).
10.34*	Performance-Based Compensation Policy of Huntington Ingalls Industries, Inc (incorporated by reference to Annex B to the Proxy Statement filed on April 3, 2012).
10.35*	Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (incorporated herein by reference to Annex B to the Company's definitive proxy statement filed on March 21, 2022).
10.36*	Terms and Conditions Applicable to Restricted Performance Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan, as amended.
10.37*	Terms and Conditions Applicable to Ratable Vesting Restricted Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan.
10.38*	Terms and Conditions Applicable to Cliff Vesting Restricted Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan.
10.39*	Terms and Conditions Applicable to Non-Employee Director Stock Units Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2023).
10.40*	Terms and Conditions Applicable to Non-Employee Director Stock Grants Under the 2022 Long-Term Incentive Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2023).
10.41*	Huntington Ingalls Industries, Inc. Amended and Restated Directors' Compensation Policy.
10.42*	Huntington Ingalls Industries, Inc. Directors Compensation Policy--Amended and Restated Board Deferred Compensation Policy (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on February 9, 2023).
10.43	Amendment No. 1, dated April 24, 2023, to the Company's Amended and Restated Credit Agreement, dated August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, and certain other issuing banks (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 28, 2023).
10.44	Amendment No. 1, dated April 24, 2023, to the Company's Credit Agreement, dated August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 28, 2023).
21.1	List of subsidiaries of Huntington Ingalls Industries, Inc.
22	List of subsidiary guarantors of registered securities of Huntington Ingalls Industries, Inc.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Huntington Ingalls Industries, Inc. Compensation Recovery Policy.
101	The following financial information for the company, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations and Comprehensive Income (Loss), (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Equity, and (v) the Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on form 10-K, formatted in Inline XBRL and contained in Exhibit 101.

*Indicates management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 1st day of February, 2024.

Huntington Ingalls Industries, Inc.

/s/ Christopher D. Kastner

Christopher D. Kastner
President and Chief Executive Officer

112

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Christopher D. Kastner Christopher D. Kastner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 1, 2024
/s/ Thomas E. Stiehle Thomas E. Stiehle	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 1, 2024
/s/ Nicolas Schuck Nicolas Schuck	Corporate Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 1, 2024
/s/ Kirkland H. Donald Kirkland H. Donald	Chairman	February 1, 2024
/s/ Augustus L. Collins Augustus L. Collins	Director	February 1, 2024
/s/ Leo P. Denault Leo P. Denault	Director	February 1, 2024
/s/ Craig S. Faller Craig S. Faller	Director	February 1, 2024
/s/ Victoria D. Harker Victoria D. Harker	Director	February 1, 2024
/s/ Frank R. Jimenez Frank R. Jimenez	Director	February 1, 2024
/s/ Anastasia D. Kelly Anastasia D. Kelly	Director	February 1, 2024
/s/ Tracy B. McKibben Tracy B. McKibben	Director	February 1, 2024

/s/ Stephanie L. O'Sullivan		
Stephanie L. O'Sullivan	Director	February 1, 2024
/s/ Thomas C. Schievelbein		
Thomas C. Schievelbein	Director	February 1, 2024
/s/ John K. Welch		
John K. Welch	Director	February 1, 2024

Exhibit 4.10

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

Description of Common Stock

General

The Restated Certificate of Incorporation (the "**Restated Certificate**") of Huntington Ingalls Industries, Inc. (the "**Company**," "**us**," "**we**," or "**our**"), as amended, authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.01 per share ("**Common Stock**"), and up to 10,000,000 shares of preferred stock, par value $0.01 per share ("**Preferred Stock**"). Our Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights for the election of directors. Holders of a plurality of the shares entitled to vote in any election of directors may elect all of the directors standing for election.

Dividends

Dividends may be paid on our Common Stock and on any class or series of stock entitled to participate with our Common Stock as to dividends, but only when and as declared by our Board of Directors ("**Board**") and only if full dividends on all then-outstanding series of our Preferred Stock for the then current and prior dividend periods have been paid or provided for.

Rights Upon Liquidation

If we liquidate, holders of our Common Stock are entitled to receive all remaining assets available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any our Preferred Stock that may be outstanding at that time.

Other Rights

The outstanding shares of our Common Stock are fully paid and nonassessable. The holders of our Common Stock do not have any preemptive, conversion or redemption rights.

Preferred Stock

Under the terms of the Restated Certificate, the Board is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such powers (including voting powers, full or limited, or no voting powers), and such designations, preferences and relative, participating, optional or other rights and such qualifications limitations or restrictions thereof, if any, as shall be determined by the Board.

The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. In addition, the issuance of Preferred Stock could impede the completion of a merger, tender offer or other takeover attempt.

Exhibit 4.10

Other Provisions of Our Restated Certificate and Bylaws and the General Corporation Law of Delaware

Board Vacancies

Under the Restated Certificate, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board.

Special Meetings

Our Restated Bylaws (the "**Bylaws**") provide that special meetings of the stockholders may only be called by the Board, the Chairperson of the Board or the holders of shares representing at least twenty percent of all the shares of our capital stock issued and outstanding and entitled to vote at such meeting.

Bylaw Amendments

Our Restated Certificate provides that the Bylaws may be amended by the affirmative vote of the Board or by the affirmative vote of the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote at a stockholder meeting.

Advance Notice Provisions

Under our Bylaws, in order for any matter to be considered "properly brought" before an annual or special meeting by a stockholder, stockholders must comply with certain requirements regarding advance notice to the Company.

Action by Written Consent

Under the General Corporation Law of Delaware and our Bylaws, any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting, unless the Board authorizes such action to be taken by the written consent of the holders of outstanding shares of stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

Director Liability

The Restated Certificate contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's personal liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate and Bylaws contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

Section 203 of the General Corporation Law of Delaware

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person

Exhibit 4.10

who, together with affiliates and associates, owns, or within three years did own, 15% or more of the Company's voting stock.

EXHIBIT 10.36

HUNTINGTON INGALLS INDUSTRIES, INC.
TERMS AND CONDITIONS APPLICABLE TO
20__ RESTRICTED PERFORMANCE STOCK RIGHTS
GRANTED UNDER THE 2022 LONG-TERM INCENTIVE STOCK PLAN ("PLAN")

These Terms and Conditions ("Terms") apply to certain "Restricted Performance Stock Rights" ("RPSRs") granted by Huntington Ingalls Industries, Inc. (the "Company") in 20__. If you were granted an RPSR award by the Company in 202_, the date of grant of your RPSR award and the target number of RPSRs applicable to your award are set forth in the letter from the Company announcing your RPSR award grant (your "Grant Letter") and are also reflected in the electronic stock plan award recordkeeping system ("Stock Plan System") maintained by the Company or its designee. These Terms apply only with respect to your 20__ RPSR award. If you were granted an RPSR award, you are referred to as the "Grantee" with respect to your award. Capitalized terms are generally defined in the Plan, unless defined in Section 8 below or elsewhere defined herein.

Each RPSR represents a right to receive one Share of the Company's common stock, or cash of equivalent value as provided herein, subject to vesting as provided herein. The performance period applicable to your award is January 1, 20__ to December 31, 20__ (the "Performance Period"). The target number of RPSRs subject to your award is subject to adjustment as provided herein. The RPSR award is subject to all of the terms and conditions set forth in these Terms, and is further subject to all of the terms and conditions of the Plan, as it may be amended from time to time, and any rules adopted by the Committee, as such rules are in effect from time to time.

1. **Vesting; Payment of RPSRs.**

The RPSRs are subject to the vesting and payment provisions established (or to be established, as the case may be) by the Committee with respect to the Performance Period. RPSRs that vest based on such provisions will be paid as provided below. No fractional shares will be issued.

1.1 *Performance-Based Vesting of RPSRs*. At the conclusion of the Performance Period, the Committee shall determine whether and the extent to which the applicable performance criteria have been achieved for purposes of determining earnouts and RPSR payments. Based on its determination, the Committee shall determine the percentage of target RPSRs subject to the award (if any) that have vested for the Performance Period in accordance with the earnout schedule established (or to be established, as the case may be) by the Committee with respect to the Performance Period (the "Earnout Percentage"). Any RPSRs subject to the award that are not vested as of the conclusion of the Performance Period after giving effect to the Committee's determinations under this Section 1.1 shall terminate and become null and void immediately following such determinations.

1.2 *Payment of RPSRs*. The number of RPSRs payable at the conclusion of the Performance Period ("Earned RPSRs") shall be determined by multiplying the Earnout Percentage by the target number of RPSRs subject to the award. The Earned RPSRs may be paid out in either an equivalent number of Shares of common stock, or, in the discretion of the Committee, in cash or in a combination of Shares of common stock and cash. In the event of a cash payment, the amount of the payment for each Earned RPSR to be paid in cash will equal the Fair Market Value of a Share of common stock as of the date the Committee

determines the extent to which the applicable RPSR performance criteria have been achieved. RPSRs will be paid in the calendar year following the calendar year containing the last day of the Performance Period (and generally will be paid on or before March 15 of such year).

2. **Early Termination of Award; Termination of Employment**.

2.1 *General*. The RPSRs subject to the award shall terminate and become null and void prior to the conclusion of the Performance Period if and when (a) the award terminates in connection with a Change in Control pursuant to Section 5 below, or (b) except as provided below in this Section 2 and in Section 5, the Grantee ceases for any reason to be an employee of the Company or one of its subsidiaries.

2.2 *Termination of Employment Due to Retirement, Death, Disability, or Layoff*. The number of RPSRs subject to the award shall vest on a prorated basis as provided herein if the Grantee's employment by the Company and its subsidiaries terminates due to the Grantee's Retirement, death, Disability, or Layoff, and, in each case, only if the Grantee has completed at least six (6) consecutive calendar months of employment with the Company or a subsidiary during the Performance Period. Such prorating of RPSRs shall be based on the number of full months the Grantee was actually employed by the Company or one of its subsidiaries out of the thirty-six month Performance Period. Partial months of employment during the Performance Period, even if substantial, shall not be counted for purposes of prorated vesting. Any RPSRs subject to the award that do not vest in accordance with this Section 2.2 upon a termination of the Grantee's employment due to Retirement, death, Disability, or Layoff shall terminate immediately upon such termination of employment.

Death or Disability. In the case of death or Disability during the first or second calendar year of the Performance Period (a) the Performance Period used to calculate the Grantee's Earned RPSRs will be deemed to have ended as of the last day of the calendar year in which the death or Disability occurs, (b) the Earnout Percentage of the Grantee's RPSRs will be determined based on actual performance for that short Performance Period, and (c) payment of Earned RPSRs will be made in the calendar year following the calendar year containing the last day of that short Performance Period (and generally will be paid on or before March 15 of such year). In the case of death or Disability during the third calendar year of the Performance Period, (a) the entire Performance Period will be used to calculate the Grantee's Earned RPSRs, (b) the Earnout Percentage of the Grantee's RPSRs will be determined based on actual performance for the Performance Period, and (c) payment of Earned RPSRs will be made in the calendar year following the calendar year containing the last day of the Performance Period (and generally will be paid on or before March 15 of such year).

Retirement in General or Layoff. Subject to the following provisions of this Section 2.2, in the case of Retirement or Layoff, (a) the entire Performance Period will be used to calculate the Grantee's Earned RPSRs, (b) the Earnout Percentage of the Grantee's RPSRs will be determined based on actual performance for the Performance Period, and (c) payment of Earned RPSRs will be made in the calendar year following the calendar year containing the last day of the Performance Period (and generally will be paid on or before March 15 of such year).

In determining the Grantee's eligibility for Retirement, service is measured by dividing (a) the number of days the Grantee was employed by the Company or a subsidiary in the period commencing with his or her last date of hire by the Company or a subsidiary through and including the date on which the Grantee is last employed by the Company or a subsidiary, by (b) 365. If the Grantee ceased to be employed by the Company or a subsidiary and was later rehired by the Company or a subsidiary, the Grantee's service prior to the break in service shall be disregarded in determining service for such purposes; provided that, if the Grantee's employment with the Company or a subsidiary had terminated due to the Grantee's Retirement, or by the Company or a subsidiary as part of a reduction in force (in each case, other than a termination by the Company or a subsidiary for cause) and, within the two-year period following such termination of employment (the "break in service") the Grantee was subsequently rehired by the Company or a subsidiary, then the Grantee's period of service with the Company or a subsidiary prior to and ending with the break in service will be included in determining service for such purposes. In the event the Grantee is employed by a business that is acquired by the Company or a subsidiary, the Company shall have discretion to determine whether the Grantee's service prior to the acquisition will be included in determining service for such purposes.

Retirement Due to Government Service. In the case of a Governmental Service Retirement by the Grantee (a) the Performance Period used to calculate the Grantee's Earned RPSRs will be deemed to have ended as of the most recent date that performance has been measured by the Company with respect to the RPSRs prior to the Grantee's Retirement (including measurement for purposes of the Company's Form 10-Q, but in no event shall such date be more than one year before the Grantee's Retirement), (b) the Earnout Percentage of the Grantee's RPSRs will be determined based on actual performance for that short Performance Period, and (c) payment of Earned RPSRs will be made within 10 days after Retirement.

2.3 *Other Terminations of Employment*. Subject to Section 5.2, all RPSRs subject to the award terminate immediately upon a termination of the Grantee's employment: (a) for any reason other than due to the Grantee's Retirement, death ,Disability, or Layoff; or (b) for Retirement, death, Disability, or Layoff, if the six-month employment requirement under Section 2.2 above is not satisfied.

2.4 *Leave of Absence*. Unless the Committee otherwise provides (at the time of the leave or otherwise), if the Grantee is granted a leave of absence by the Company, the Grantee (a) shall not be deemed to have incurred a termination of employment at the time such leave commences for purposes of the award, and (b) shall be deemed to be employed by the Company for the duration of such approved leave of absence for purposes of the award. A termination of employment shall be deemed to have occurred if the Grantee does not timely return to active employment upon the expiration of such approved leave or if the Grantee commences a leave that is not approved by the Company.

2.5 *Salary Continuation*. Subject to Section 2.4 above, the term "employment" as used herein means active employment by the Company and salary continuation without active employment (other than a leave of absence approved by the Company that is covered by Section 2.4) will not, in and of itself, constitute "employment" for purposes hereof (in the case of salary continuation without active employment, the Grantee's cessation of active employee status shall, subject to Section 2.4, be deemed to be a termination of "employment" for purposes hereof). Furthermore, salary continuation will not, in and of itself, constitute a leave of absence approved by the Company for purposes of the award.

2.6 *Sale or Spinoff of Subsidiary or Business Unit*. For purposes of the RPSRs subject to the award, a termination of employment of the Grantee shall be deemed to have occurred if the Grantee is employed by a subsidiary or business unit and that subsidiary or business unit is sold, spun off, or

EXHIBIT 10.36

otherwise divested, the Grantee does not otherwise continue to be employed by the Company or one of its subsidiaries after such event, and the divested entity or business (or its successor or a parent company) does not assume the award in connection with such transaction. In the event of such a termination of employment, the termination shall be deemed to be a Retirement treated as provided for in Section 2.2 (subject to Section 5).

2.7 *Continuance of Employment Required*. Except as expressly provided in Sections 2.2 and 2.4 above and in Section 5 below, the vesting of the RPSRs subject to the award requires continued employment through the last day of the Performance Period as a condition of the payment of such RPSRs. Employment for only a portion of the Performance Period, even if a substantial portion, will not entitle the Grantee to any proportionate vesting or avoid or mitigate a termination of rights and benefits upon or following a termination of employment. Nothing contained in these Terms, the Grant Letter, the Stock Plan System, or the Plan constitutes an employment commitment by the Company or any subsidiary, affects the Grantee's status (if the Grantee is otherwise an at-will employee) as an employee at will who is subject to termination without cause, confers upon the Grantee any right to continue in the employ of the Company or any subsidiary, or interferes in any way with the right of the Company or of any subsidiary to terminate such employment at any time.

2.8 *Death*. In the event of the Grantee's death subsequent to the vesting of RPSRs but prior to the delivery of shares or other payment with respect to such RPSRs, the Grantee's Successor shall be entitled to any payments to which the Grantee would have been entitled under these Terms with respect to such RPSRs.

3. Non-Transferability and Other Restrictions.

3.1 *Non-Transferability*. The award, as well as the RPSRs subject to the award, are nontransferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The foregoing transfer restrictions shall not apply to transfers to the Company or transfers by will or the laws of descent and distribution. Notwithstanding the foregoing, the Company may honor any transfer required pursuant to the terms of a court order in a divorce or similar domestic relations matter to the extent that such transfer does not adversely affect the Company's ability to register the offer and sale of the underlying shares on a Form S-8 Registration Statement and such transfer is otherwise in compliance with all applicable legal, regulatory and listing requirements.

3.2 *Recoupment of Awards*. Any payments or issuances of shares with respect to the award are subject to recoupment pursuant to the Company's Policy Regarding the Recoupment of Certain Performance-Based Compensation Payments as in

effect from time to time as well as any recoupment or similar provisions of applicable law, and the Grantee shall promptly make any reimbursement requested by the Board or Committee pursuant to such policy or applicable law with respect to the award. Further, the Grantee agrees, by accepting the award, that the Company and its affiliates may deduct from any amounts it may owe the Grantee from time to time (such as wages or other compensation) to the extent of any amounts the Grantee is required to reimburse the Company pursuant to such policy or applicable law with respect to the award.

4. Compliance with Laws; No Stockholder Rights Prior to Issuance; Dividend Equivalent Rights.

4.1 *Compliance with Laws*. The Company's obligation to make any payments or issue any shares with respect to the award is subject to full compliance with all then applicable requirements of law, the Securities and Exchange Commission or other regulatory agencies having jurisdiction over the Company and its shares, and of any exchange upon which stock of the Company may be listed.

4.2 *Limitations on Rights Associated with RPSRs*. The Grantee shall not have the rights and privileges of a stockholder, including without limitation the right to vote or receive dividends (except as expressly provided in Section 4.3), with respect to any shares which may be issued in respect of the RPSRs until the date appearing on the certificate(s) for such shares (or, in the case of shares entered in book entry form, the date that the shares are actually recorded in such form for the benefit of the Grantee), if such shares become deliverable.

4.3 *Dividend Equivalent Rights*. Not later than 60 days following each date that the Company pays an ordinary cash dividend on its common stock (if any), the Company shall credit the Grantee with an additional number of RPSRs equal to the quotient of (A) the product of (i) the per share cash dividend paid by the Company on its common stock on such date, multiplied by (ii) the total number of target RPSRs (including any dividend equivalents previously credited hereunder) (with such total number adjusted pursuant to Section 5) subject to the RPSR award as of the related dividend payment record date, divided by (B) the Fair Market Value of a Share of common stock on the date of payment of such dividend. Any RPSRs credited pursuant to the foregoing provisions of this Section 4.3 shall be added to the number of target RPSRs awarded to the Grantee and shall be subject to the same vesting, payment and other terms, conditions and restrictions as the original RPSRs to which they relate. No crediting of RPSRs shall be made pursuant to this Section 4.3 with respect to any RPSRs which, as of such record date, have been paid pursuant to Section 1.

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EXHIBIT 10.36

5.   Adjustments; Change in Control.

5.1 *Adjustments*. The RPSRs and the shares subject to the award are subject to adjustment upon the occurrence of events such as stock splits, stock dividends and other changes in capitalization in accordance with Section 4.3 of the Plan. In addition, for RPSRs that do not use a relative total shareholder return metric as the applicable performance criterion, the Committee shall adjust the applicable performance criteria to eliminate the effects of the gain, loss, income or expense or other extraordinary items resulting from (i) changes in accounting principles that become effective during the Performance Period, (ii) the purchase or disposition of a business during the Performance Period, and (iii) extraordinary charges not foreseen at the date of grant of the RPSRs, provided that the Committee shall have the discretion not to make any such adjustment if not making such adjustment would result in a reduction in the number of Earned RPSRs. In the event of any adjustment, the Company will give the Grantee written notice thereof which will set forth the nature of the adjustment.

5.2 *Possible Vesting Acceleration on Change in Control*. Notwithstanding the provisions of Section 2 hereof, and further subject to the Company's ability to terminate the award as provided in Section 5.3 below, the Grantee shall be entitled to vesting of the award as provided below in the event of the Grantee's termination of employment in the following circumstances:

(a) if the Grantee is covered by a Change in Control Severance Arrangement at the time of the termination, and the termination of employment constitutes a "Qualifying Termination" (as such term, or any similar successor term, is defined in such Change in Control Severance Arrangement) that triggers the Grantee's right to severance benefits under such Change in Control Severance Arrangement.

(b) if the Grantee is not covered by a Change in Control Severance Arrangement at the time of the termination, the termination occurs either within the Protected Period corresponding to a Change in Control of the Company or within twenty-four (24) calendar months following the date of a Change in Control of the Company, and the Grantee's employment by the Company and its subsidiaries is involuntarily terminated by the Company and its subsidiaries for reasons other than Cause or by the Grantee for Good Reason.

Notwithstanding anything else contained herein to the contrary, the termination of the Grantee's employment (or other events giving rise to Good Reason) shall not entitle the Grantee to any accelerated vesting pursuant to clause (b) above if there is objective evidence that, as of the commencement of the Protected Period, the Grantee had specifically been identified by the Company as

an employee whose employment would be terminated as part of a corporate restructuring or downsizing program that commenced prior to the Protected Period and such termination of employment was expected at that time to occur within six (6) months. The applicable Change in Control Severance Arrangement shall govern the matters addressed in this paragraph as to clause (a) above.

In the event the Grantee is entitled to payment in accordance with the foregoing provisions of this Section 5.2, then the Grantee will be eligible for payment of a number of RPSRs determined in accordance with the following formula: (a) the Earnout Percentage determined in accordance with Section 1 but calculated based on performance for the portion of the Performance Period ending on the last day of the month coinciding with or immediately preceding the date of the termination of the Grantee's employment, multiplied by (b) the target number of RPSRs subject to the award. Payment of any amount due under this Section 5.2 will be made in the calendar year following the calendar year containing the last day of the Performance Period (and generally will be paid on or before March 15 of such year) unless the Grantee dies or has a Disability, in which case such payment will be made within 2.5 months following the date of the Grantee's death or Disability, as the case may be. In the event the Grantee is entitled to payment in accordance with the foregoing provisions of this Section 5.2, then this Section 5.2 shall control as to the amount and timing of the payment of the award notwithstanding anything in Section 2.2 to the contrary.

5.3 *Automatic Vesting Acceleration; Early Termination*. If the Company undergoes a Change in Control triggered by clause (iii) or (iv) of the definition thereof and the Company is not the surviving entity and the successor to the Company (if any) (or a Parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control, or if for any other reason the award would not continue after the Change in Control, then upon the Change in Control the Grantee shall be entitled to a payment of the RPSRs as provided below and the award shall terminate. Unless the Committee expressly provides otherwise in the circumstances, no acceleration of vesting of the award shall occur pursuant to this Section 5.3 in connection with a Change in Control if either (a) the Company is the surviving entity, or (b) the successor to the Company (if any) (or a Parent thereof) agrees in writing prior to the Change in Control to assume the award. The Committee may make adjustments pursuant to Section 6(a) of the Plan and/or deem an acceleration of vesting of the award pursuant to this Section 5.3 to occur sufficiently prior to an event if necessary or deemed appropriate to permit the Grantee to realize the benefits intended to be conveyed with respect to the shares underlying the award; provided, however, that, the Committee shall reinstate the original terms

4

EXHIBIT 10.36

of the award if the related event does not actually occur.

In the event the Grantee is entitled to a payment in accordance with the foregoing provisions of this Section 5.3, then the Grantee will be eligible for payment of a number of RPSRs determined in accordance with the following formula: (a) the Earnout Percentage determined in accordance with Section 1 but calculated based on performance for the portion of the Performance Period ending on the date of the Change in Control of the Company, multiplied by (b) the target number of RPSRs subject to the award.

Payment of any amount due under this Section 5.3 will be made in the calendar year following the calendar year containing the last day of the Performance Period (and generally will be paid on or before March 15 of such year) unless: (i) the Grantee dies or has a Disability, in which case such payment will be made within 2.5 months following the date of the Grantee's death or Disability, as the case may be, or (ii) a Governmental Service Retirement by the Grantee, in which case payment will be made within 10 days after Retirement. In the event the Grantee is employed by the Company or a subsidiary immediately prior to the Change in Control and is entitled to payment in accordance with the foregoing provisions of this Section 5.3, then this Section 5.3 shall control as to the amount and timing of the payment of the award notwithstanding anything in Section 2.2 or 5.2 to the contrary.

In the event of the Grantee's Retirement pursuant to Section 2.2 (or deemed Retirement pursuant to Section 2.6) prior to a Change in Control described in the first paragraph of this Section 5.3 in which the award is to be terminated, the Earnout Percentage shall no longer be based on the portion of the Performance Period otherwise considered for purposes of Section 2.2 but shall instead be calculated based on performance for the portion of the Performance Period ending on the date of the Change in Control of the Company.

6. Tax Matters.

6.1 *Tax Withholding*. The Company or the subsidiary which employs the Grantee shall be entitled to require, as a condition of making any payments or issuing any shares upon vesting of the RPSRs, that the Grantee or other person entitled to such shares or other payment pay any sums required to be withheld by federal, state, local or other applicable tax law with respect to such vesting or payment. Alternatively, the Company or such subsidiary, in its discretion, may make such provisions for the withholding of taxes as it deems appropriate (including, without limitation, withholding the taxes due from compensation otherwise payable to the Grantee or reducing the number of shares otherwise deliverable with respect to the award (valued at their then Fair Market Value)

by the amount necessary to satisfy such withholding obligations at the flat percentage rates applicable to supplemental wages).

6.2 *Transfer Taxes*. The Company will pay all federal and state transfer taxes, if any, and other fees and expenses in connection with the issuance of shares in connection with the vesting of the RPSRs.

6.3 *Compliance with Code*. The Committee shall administer and construe the award, and may amend the Terms of the award, in a manner designed to comply with the Code and to avoid adverse tax consequences under Code Section 409A or otherwise.

6.4 *Unfunded Arrangement*. The right of the Grantee to receive payment under the award shall be an unsecured contractual claim against the Company. As such, neither the Grantee nor any Successor shall have any rights in or against any specific assets of the Company based on the award. Awards shall at all times be considered entirely unfunded for tax purposes.

7. Plan; Amendment.

The RPSRs subject to the award are governed by, and the Grantee's rights are subject to, all of the terms and conditions of the Plan and any other rules adopted by the Committee, as the foregoing may be amended from time to time. The Grantee shall have no rights with respect to any amendment of these Terms or the Plan unless such amendment is in writing and signed by a duly authorized officer of the Company. In the event of a conflict between the provisions of the Grant Letter and/or the Stock Plan System and the provisions of these Terms and/or the Plan, the provisions of these Terms and/or the Plan, as applicable, shall control.

8. Definitions.

Whenever used in these Terms, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

"Change in Control Severance Arrangement" means a "Special Agreement" entered into by and between the Grantee and the Company that provides severance protections in the event of certain changes in control of the Company or the Company's Change-in-Control Severance Plan, as each may be in effect from time to time, or any similar successor agreement or plan that provides severance protections in the event of a change in control of the Company.

"Good Reason" means, without the Grantee's express written consent, the occurrence of any one or more of the following:

(i) A material and substantial reduction in the nature or status of the Grantee's authorities or responsibilities (when such authorities and/or

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EXHIBIT 10.36

responsibilities are viewed in the aggregate) from their level in effect on the day immediately prior to the start of the Protected Period, other than (A) an inadvertent act that is remedied by the Company promptly after receipt of notice thereof given by the Grantee, and/or (B) changes in the nature or status of the Grantee's authorities or responsibilities that, in the aggregate, would generally be viewed by a nationally-recognized executive placement firm as resulting in the Grantee having not materially and substantially fewer authorities and responsibilities (taking into consideration the Company's industry) when compared to the authorities and responsibilities applicable to the position held by the Grantee immediately prior to the start of the Protected Period. The Company may retain a nationally-recognized executive placement firm for purposes of making the determination required by the preceding sentence and the written opinion of the firm thus selected shall be conclusive as to this issue. In addition, if the Grantee is a vice president, the Grantee's loss of vice-president status will constitute "Good Reason"; provided that the loss of the title of "vice president" will not, in and of itself, constitute Good Reason if the Grantee's lack of a vice president title is generally consistent with the manner in which the title of vice president is used within the Grantee's business unit or if the loss of the title is the result of a promotion to a higher level office. For the purposes of the preceding sentence, the Grantee's lack of a vice president title will only be considered generally consistent with the manner in which such title is used if most persons in the business unit with authorities, duties, and responsibilities comparable to those of the Grantee immediately prior to the commencement of the Protected Period do not have the title of vice-president.

(ii) A reduction by the Company in the Grantee's annualized rate of base salary as in effect on the first to occur of the start of the Performance Period or the start of the Protected Period, or as the same shall be increased from time to time.

(iii) A material reduction in the aggregate value of the Grantee's level of participation in any of the Company's short and/or long-term incentive compensation plans (excluding stock-based incentive compensation plans), employee benefit or retirement plans, or policies, practices, or arrangements in which the Grantee participates immediately prior to the start of the Protected Period provided; however, that a reduction in the aggregate value shall not be deemed to be "Good Reason" if the reduced value remains substantially consistent with the average level of other employees who have positions commensurate with the position held by the Grantee immediately prior to the start of the Protected Period.

(iv) A material reduction in the Grantee's aggregate level of participation in the Company's stock-based incentive compensation plans from the level in effect immediately prior to the start of the Protected Period; provided, however, that a reduction

in the aggregate level of participation shall not be deemed to be "Good Reason" if the reduced level of participation remains substantially consistent with the average level of participation of other employees who have positions commensurate with the position held by the Grantee immediately prior to the start of the Protected Period.

(v) The Grantee is informed by the Company that his or her principal place of employment for the Company will be relocated to a location that is greater than fifty (50) miles away from the Grantee's principal place of employment for the Company at the start of the corresponding Protected Period; provided that, if the Company communicates an intended effective date for such relocation, in no event shall Good Reason exist pursuant to this clause (v) more than ninety (90) days before such intended effective date.

The Grantee's right to terminate employment for Good Reason shall not be affected by the Grantee's incapacity due to physical or mental illness. The Grantee's continued employment shall not constitute a consent to, or a waiver of rights with respect to, any circumstances constituting Good Reason herein.

"**Governmental Service Retirement**" means a Retirement by the Grantee where the Grantee accepts a position in the federal government or a state or local government and an accelerated distribution under the award is permitted under Code Section 409A based on such government employment and related ethics rules.

"**Layoff**" means a permanent , involuntary termination of employment by the Company or a subsidiary due to a reduction in force, business reorganization, facility closure or similar event (other than a termination by the Company or a subsidiary for cause), as determined by the Committee in its sole discretion. A Layoff shall not include any sale or spinoff described in Section 2.6.

"**Parent**" means an entity that beneficially owns a majority of the voting stock or voting power of the Company, or all or substantially all of the Company's assets, directly or indirectly through one or more subsidiaries.

The "**Protected Period**" corresponding to a Change in Control of the Company shall be a period of time determined in accordance with the following:

(i) If the Change in Control is triggered by a tender offer for shares of the Company's stock or by the offeror's acquisition of shares pursuant to such a tender offer, the Protected Period shall commence on the date of the initial tender offer and shall continue through and including the date of the Change in Control; provided that in no case will the Protected Period commence earlier than the date that is six (6) months prior to the Change in Control.

EXHIBIT 10.36

(ii) If the Change in Control is triggered by a merger, consolidation, or reorganization of the Company with or involving any other corporation, the Protected Period shall commence on the date that serious and substantial discussions first take place to effect the merger, consolidation, or reorganization and shall continue through and including the date of the Change in Control; provided that in no case will the Protected Period commence earlier than the date that is six (6) months prior to the Change in Control.

(iii) In the case of any Change in Control not described in clause (i) or (ii) above, the Protected Period shall commence on the date that is six (6) months prior to the Change in Control and shall continue through and including the date of the Change in Control.

"**Retirement**" or "**Retire**" means that the Grantee terminates employment after attaining age 55 with at least 10 years of service (other than in connection with a termination by the Company or a subsidiary for cause). In the case of a Grantee who is an officer of the Company subject to the Company's mandatory retirement at age 65 policy, "Retirement" or "Retire" shall also include as to that Grantee (without limiting the Grantee's ability to Retire pursuant to the preceding sentence) a termination of the Grantee's employment pursuant to such mandatory retirement policy (regardless of the Grantee's years of service and other than in connection with a termination by the Company or a subsidiary for cause).

"**Successor**" means the person acquiring a Grantee's rights to a grant under the Plan by will or by the laws of descent or distribution.

EXHIBIT 10.37

HUNTINGTON INGALLS INDUSTRIES, INC.
TERMS AND CONDITIONS APPLICABLE TO
20__ RATABLE VESTING RESTRICTED STOCK RIGHTS
GRANTED UNDER THE 2022 LONG-TERM INCENTIVE STOCK PLAN ("PLAN")

These Terms and Conditions ("Terms") apply to certain "Restricted Stock Rights" ("RSRs") granted by Huntington Ingalls Industries, Inc. (the "Company") in 20__. If you were granted an RSR award by the Company in 20__, the date of grant of your RSR award (the "Grant Date") and the number of RSRs applicable to your award are set forth in the letter from the Company announcing your RSR award grant (your "Grant Letter") and are also reflected in the electronic stock plan award recordkeeping system ("Stock Plan System") maintained by the Company or its designee. These Terms apply only with respect to the 20__ RSR award. If you were granted an RSR award, you are referred to as the "Grantee" with respect to your award. Capitalized terms are generally defined in the Plan, unless defined in Section 8 below or elsewhere defined herein.

Each RSR represents a right to receive one Share of the Company's common stock, or cash of equivalent value as provided herein, subject to vesting as provided herein. The number of RSRs subject to your award is subject to adjustment as provided herein. The RSR award is subject to all of the terms and conditions set forth in these Terms, and is further subject to all of the terms and conditions of the Plan, as it may be amended from time to time, and any rules adopted by the Committee, as such rules are in effect from time to time.

1. **Vesting; Issuance of Shares**.

Subject to Sections 2 and 5 below, thirty-three and one-third percent (33 1/3%) of the number of RSRs subject to your award (subject to adjustment as provided in Section 5.1) shall vest upon each of the first, second, and third anniversaries of the Grant Date.

Except as otherwise provided below, the Company shall pay a vested RSR on or before March 15 of the year following the vesting of the RSR on each of the applicable first, second, and third anniversaries of the Grant Date. The Company shall pay such vested RSRs in either an equivalent number of Shares of common stock, or, in the discretion of the Committee, in cash or in a combination of Shares of common stock and cash. In the event of a cash payment, the amount of the payment for a vested RSR to be paid in cash (subject to tax withholding as provided in Section 6 below) will equal the Fair Market Value of a Share of common stock as of the date that such RSR became vested. No fractional shares will be issued.

2. **Early Termination of Award; Termination of Employment**.

2.1 *General*. The RSRs subject to the award, to the extent not previously vested, shall terminate and become null and void if and when (a) the award terminates in connection with a Change in Control pursuant to Section 5 below, or (b) except as provided in Section 2.6 and in Section 5, the Grantee ceases for any reason to be an employee of the Company or one of its subsidiaries.

2.2 *Leave of Absence*. Unless the Committee otherwise provides (at the time of the leave or otherwise), if the Grantee is granted a leave of absence by the Company, the Grantee (a) shall not be deemed to have incurred a termination of employment at the time such leave commences for purposes of the award, and (b) shall be deemed to be employed by the Company for the duration of such approved leave of absence for purposes of the award. A termination of employment shall be deemed to have occurred if the Grantee does not timely

return to active employment upon the expiration of such approved leave or if the Grantee commences a leave that is not approved by the Company.

2.3 *Salary Continuation*. Subject to Section 2.2 above, the term "employment" as used herein means active employment by the Company and salary continuation without active employment (other than a leave of absence approved by the Company that is covered by Section 2.2) will not, in and of itself, constitute "employment" for purposes hereof (in the case of salary continuation without active employment, the Grantee's cessation of active employee status shall, subject to Section 2.2, be deemed to be a termination of "employment" for purposes hereof). Furthermore, salary continuation will not, in and of itself, constitute a leave of absence approved by the Company for purposes of the award.

2.4 *Sale or Spinoff of Subsidiary or Business Unit*. For purposes of the RSRs subject to the award, a termination of employment of the Grantee shall be deemed to have occurred if the Grantee is employed by a subsidiary or business unit and that subsidiary or business unit is sold, spun off, or otherwise divested, the Grantee does not otherwise continue to be employed by the Company after such event, and the divested entity or business (or its successor or a parent company) does not assume the award in connection with such transaction.

2.5 *Continuance of Employment Required*. Except as expressly provided in Section 2.6 and in Section 5, the vesting of the RSRs subject to the award requires continued employment through each of the applicable first, second, and third anniversaries of the Grant Date as a condition to the vesting of any portion of the award. Employment for only a portion of the vesting period, even if a substantial portion, will not entitle the Grantee to any proportionate vesting or avoid or mitigate a termination of rights and benefits upon or following a termination of employment. Nothing contained in these Terms, the Stock Plan System, or the Plan constitutes an employment commitment by the Company or any subsidiary, affects the Grantee's status (if the Grantee is otherwise an at-will employee) as an employee at will

EXHIBIT 10.37

who is subject to termination without cause, confers upon the Grantee any right to continue in the employ of the Company or any subsidiary, or interferes in any way with the right of the Company or of any subsidiary to terminate such employment at any time.

2.6 *Death, Disability, Retirement, or Layoff*. If the Grantee dies or incurs a Disability while employed by the Company or a subsidiary, the outstanding and previously unvested RSRs subject to the award shall vest as of the date of the Grantee's death or Disability, as applicable. RSRs vesting under this Section shall be paid within 2.5 months following the earlier of (a) Grantee's death or (b) Grantee's Disability. In the event of the Grantee's death prior to the delivery of shares or other payment with respect to any vested RSRs, the Grantee's Successor shall be entitled to any payments to which the Grantee would have been entitled under these Terms with respect to such vested and unpaid RSRs.

Thirty-three and one-third percent (33 1/3%) of the RSRs subject to the award that are scheduled to vest during the twelve (12) month period leading up to and including the next annual anniversary of the Grant Date shall vest on a prorated basis as provided herein if the Grantee's employment by the Company and its subsidiaries terminates due to Retirement, Government Service Retirement, or Layoff. Such prorating of RSRs shall be based on the number of full months the Grantee was actually employed by the Company or one of its subsidiaries during the twelve (12) month period leading up to and including the next annual anniversary of the Grant Date divided by twelve months. Partial months of employment, even if substantial, shall not be counted for purposes of prorated vesting. Any RSRs subject to the award that do not vest in accordance with this Section 2.6 upon a termination of the Grantee's employment due to Retirement, Government Service Retirement, or Layoff shall terminate immediately upon such termination of employment.

In determining the Grantee's eligibility for Retirement, service is measured by dividing (a) the number of days the Grantee was employed by the Company or a subsidiary in the period commencing with his or her last date of hire by the Company or a subsidiary through and including the date on which the Grantee is last employed by the Company or a subsidiary, by (b) 365. If the Grantee ceased to be employed by the Company or a subsidiary and was later rehired by the Company or a subsidiary, the Grantee's service prior to the break in service shall be disregarded in determining service for such purposes; provided that, if the Grantee's employment with the Company or a subsidiary had terminated due to the Grantee's Retirement, or by the Company or a subsidiary as part of a reduction in force (in each case, other than a termination by the Company or a subsidiary for cause) and, within the two-year period following such termination of employment (the "break in service") the Grantee was subsequently rehired by the Company or a subsidiary, then the Grantee's period of service with the Company or a subsidiary prior to and ending with the break in service will be included in determining service for such purposes. In the event the Grantee is employed by a business that is acquired by the Company or a subsidiary, the Company shall have discretion to determine whether the Grantee's service prior to the acquisition will be included in determining service for such purposes.

3. **Non-Transferability and Other Restrictions**.

3.1 *Non-Transferability*. The award, as well as the RSRs subject to the award, are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The foregoing transfer restrictions shall not apply to transfers to the Company or transfers by will or the laws of descent and distribution. Notwithstanding the foregoing, the Company may honor any transfer required pursuant to the terms of a court order in a divorce or similar domestic relations matter to the extent that such transfer does not adversely affect the Company's ability to register the offer and sale of the underlying shares on a Form S-8 Registration Statement and such transfer is otherwise in compliance with all applicable legal, regulatory and listing requirements.

3.2 *Recoupment of Awards*. Any payments or issuances of shares with respect to the award are subject to recoupment pursuant to the Company's Policy Regarding the Recoupment of Certain Performance-Based Compensation Payments as in effect from time to time, as well as any recoupment or similar provisions of applicable law, and the Grantee shall promptly make any reimbursement requested by the Board or Committee pursuant to such policy or applicable law with respect to the award. Further, the Grantee agrees, by accepting the award, that the Company and its affiliates may deduct from any amounts it may owe the Grantee from time to time (such as wages or other compensation) to the extent of any amounts the Grantee is required to reimburse the Company pursuant to such policy or applicable law with respect to the award.

4. **Compliance with Laws; No Stockholder Rights Prior to Issuance; Dividend Equivalent Rights**.

4.1 *Compliance with Laws*. The Company's obligation to make any payments or issue any shares with respect to the award is subject to full compliance with all then applicable requirements of law, the Securities and Exchange Commission or other regulatory agencies having jurisdiction over the Company and its shares, and of any exchange upon which stock of the Company may be listed.

4.2 *Limitations on Rights Associated with RSRs.* The Grantee shall not have the rights and privileges of a stockholder, including without limitation the right to vote or receive dividends (except as expressly provided in Section 4.3), with respect to any shares which may be issued in respect of the RSRs until the date appearing on the certificate(s) for such shares (or, in the case of shares entered in book entry form, the date that the shares are actually recorded in such form for the benefit of the Grantee), if such shares become deliverable.

4.3 *Dividend Equivalent Rights*. Not later than 60 days following each date that the Company pays an ordinary cash dividend on its Shares of common stock (if any), the Company shall credit the Grantee with an additional number of RSRs equal to the quotient of (A)

2

EXHIBIT 10.37

the product of (i) the per share cash dividend paid by the Company on its Shares of common stock on such date, multiplied by (ii) the total number of RSRs (including any dividend equivalents previously credited hereunder) (with such total number adjusted pursuant to Section 5) subject to the RSR award as of the related dividend payment record date, divided by (B) the Fair Market Value of a Share of common stock on the date of payment of such dividend. Any RSRs credited pursuant to the foregoing provisions of this Section 4.3 shall be subject to the same vesting, payment and other terms, conditions and restrictions as the original RSRs to which they relate. No crediting of RSRs shall be made pursuant to this Section 4.3 with respect to any RSRs which, as of such record date, have been paid pursuant to Section 1.

5. **Adjustments; Change in Control**.

5.1 *Adjustments*. The RSRs and the shares subject to the award are subject to adjustment upon the occurrence of events such as stock splits, stock dividends and other changes in capitalization in accordance with Section 4.3 of the Plan. In the event of any adjustment, the Company will give the Grantee written notice thereof which will set forth the nature of the adjustment.

5.2 *Possible Vesting Acceleration on Change in Control*. Notwithstanding the Company's ability to terminate the award as provided in Section 5.3 below, the outstanding and previously unvested RSRs subject to the award shall become fully vested as of the date of the Grantee's termination of employment in the following circumstances:

(a) if the Grantee is covered by a Change in Control Severance Arrangement at the time of the termination, if the termination of employment constitutes a "Qualifying Termination" (as such term, or any similar successor term, is defined in such Change in Control Severance Arrangement) that triggers the Grantee's right to severance benefits under such Change in Control Severance Arrangement.

(b) if the Grantee is not covered by a Change in Control Severance Arrangement at the time of the termination and if the termination occurs either within the Protected Period corresponding to a Change in Control of the Company or within twenty-four (24) calendar months following the date of a Change in Control of the Company, the Grantee's employment by the Company and its subsidiaries is involuntarily terminated by the Company and its subsidiaries for reasons other than Cause or by the Grantee for Good Reason.

Notwithstanding anything else contained herein to the contrary, the termination of the Grantee's employment (or other events giving rise to Good Reason) shall not entitle the Grantee to any accelerated vesting pursuant to clause (b) above if there is objective evidence that, as of the commencement of the Protected Period, the Grantee had specifically been identified by the Company as an employee whose employment would be terminated as part of a corporate restructuring or downsizing program that commenced prior to the

Protected Period and such termination of employment was expected at that time to occur within six (6) months. The applicable Change in Control Severance Arrangement shall govern the matters addressed in this paragraph as to clause (a) above.

Payment of any amount due under this Section will be made on or before March 15 of the year following the year in which the date of the Grantee's termination of employment occurs, unless the Grantee dies or has a Disability, in which case such payment will be made within 2.5 months following the date of the Grantee's death or Disability, as the case may be.

5.3 *Automatic Vesting Acceleration; Early Termination*. If the Company undergoes a Change in Control triggered by clause (iii) or (iv) of the definition thereof and the Company is not the surviving entity and the successor to the Company (if any) (or a Parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control, or if for any other reason the award would not continue after the Change in Control, then upon the Change in Control the outstanding and previously unvested RSRs subject to the award shall vest fully and completely. Unless the Committee expressly provides otherwise in the circumstances, no acceleration of vesting of the award shall occur pursuant to this Section 5.3 in connection with a Change in Control if either (a) the Company is the surviving entity, or (b) the successor to the Company (if any) (or a Parent thereof) agrees in writing prior to the Change in Control to assume the award. The award shall terminate, subject to such acceleration provisions, upon a Change in Control triggered by clause (iii) or (iv) of the definition thereof in which the Company is not the surviving entity and the successor to the Company (if any) (or a Parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control. The Committee may make adjustments pursuant to Section 6(a) of the Plan and/or deem an acceleration of vesting of the award pursuant to this Section 5.3 to occur sufficiently prior to an event if necessary or deemed appropriate to permit the Grantee to realize the benefits intended to be conveyed with respect to the shares underlying the RSRs; provided, however, that, the Committee shall reinstate the original terms of the award if the related event does not actually occur.

Payment of any amount due under this Section will be made on or before March 15 of the year following the year in which any accelerated vesting occurs as a result of a Change in Control, unless the Grantee dies or has a Disability prior to such Change in Control vesting, in which case such payment will be made within 2.5 months following the date of the Grantee's death or Disability, as the case may be.

6. **Tax Matters**.

6.1 *Tax Withholding*. The Company or the subsidiary which employs the Grantee shall be entitled to require, as a condition of making any payments or issuing any shares upon vesting of the RSRs, that the Grantee or other person entitled to such shares or other payment pay any sums required to be withheld by

EXHIBIT 10.37

federal, state, local or other applicable tax law with respect to such vesting or payment. Alternatively, the Company or such subsidiary, in its discretion, may make such provisions for the withholding of taxes as it deems appropriate (including, without limitation, withholding the taxes due from compensation otherwise payable to the Grantee or reducing the number of shares otherwise deliverable with respect to the award (valued at their then Fair Market Value) by the amount necessary to satisfy such withholding obligations at the flat percentage rates applicable to supplemental wages).

6.2 *Transfer Taxes*. The Company will pay all federal and state transfer taxes, if any, and other fees and expenses in connection with the issuance of shares in connection with the vesting of the RSRs.

6.3 *Compliance with Code*. The Committee shall administer and construe the award, and may amend the Terms of the award, in a manner designed to comply with the Code and to avoid adverse tax consequences under Code Section 409A or otherwise.

6.4 *Unfunded Arrangement*. The right of the Grantee to receive payment under the award shall be an unsecured contractual claim against the Company. As such, neither the Grantee nor any Successor shall have any rights in or against any specific assets of the Company based on the award. Awards shall at all times be considered entirely unfunded for tax purposes.

7. <u>Plan; Amendment</u>.

The RSRs are governed by, and the Grantee's rights are subject to, all of the terms and conditions of the Plan and any other rules adopted by the Committee, as the foregoing may be amended from time to time. The Grantee shall have no rights with respect to any amendment of these Terms or the Plan unless such amendment is in writing and signed by a duly authorized officer of the Company. In the event of a conflict between the provisions of the Grant Letter and/or the Stock Plan System and the provisions of these Terms and/or the Plan, the provisions of these Terms and/or the Plan, as applicable, shall control.

8. <u>Definitions</u>.

Whenever used in these Terms, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

"Change in Control Severance Arrangement" means a "Special Agreement" entered into by and between the Grantee and the Company that provides severance protections in the event of certain changes in control of the Company or the Company's Change-in-Control Severance Plan, as each may be in effect from time to time, or any similar successor agreement or plan that provides severance protections in the event of a change in control of the Company.

"Good Reason" means, without the Grantee's express written consent, the occurrence of any one or more of the following:

(i) A material and substantial reduction in the nature or status of the Grantee's authorities or responsibilities (when such authorities and/or responsibilities are viewed in the aggregate) from their level in effect on the day immediately prior to the start of the Protected Period, other than (A) an inadvertent act that is remedied by the Company promptly after receipt of notice thereof given by the Grantee, and/or (B) changes in the nature or status of the Grantee's authorities or responsibilities that, in the aggregate, would generally be viewed by a nationally-recognized executive placement firm as resulting in the Grantee having not materially and substantially fewer authorities and responsibilities (taking into consideration the Company's industry) when compared to the authorities and responsibilities applicable to the position held by the Grantee immediately prior to the start of the Protected Period. The Company may retain a nationally-recognized executive placement firm for purposes of making the determination required by the preceding sentence and the written opinion of the firm thus selected shall be conclusive as to this issue. In addition, if the Grantee is a vice president, the Grantee's loss of vice-president status will constitute "Good Reason"; provided that the loss of the title of "vice president" will not, in and of itself, constitute Good Reason if the Grantee's lack of a vice president title is generally consistent with the manner in which the title of vice president is used within the Grantee's business unit or if the loss of the title is the result of a promotion to a higher level office. For the purposes of the preceding sentence, the Grantee's lack of a vice president title will only be considered generally consistent with the manner in which such title is used if most persons in the business unit with authorities, duties, and responsibilities comparable to those of the Grantee immediately prior to the commencement of the Protected Period do not have the title of vice-president.

(ii) A reduction by the Company in the Grantee's annualized rate of base salary as in effect at the start of the Protected Period, or as the same shall be increased from time to time.

(iii) A material reduction in the aggregate value of the Grantee's level of participation in any of the Company's short and/or long-term incentive compensation plans (excluding stock-based incentive compensation plans), employee benefit or retirement plans, or policies, practices, or arrangements in which the Grantee participates immediately prior to the start of the Protected Period provided; however, that a reduction in the aggregate value shall not be deemed to be "Good Reason" if the reduced value remains substantially consistent with the average level of other employees who have positions commensurate with the position held by the Grantee immediately prior to the start of the Protected Period.

(iv) A material reduction in the Grantee's aggregate level of participation in the Company's stock-based incentive compensation plans from the level in effect immediately prior to the start of the Protected Period; provided, however, that a reduction in the aggregate level of participation shall not be deemed to be "Good Reason" if the reduced level of participation remains substantially consistent with the average level of participation of other employees who have positions

EXHIBIT 10.37

commensurate with the position held by the Grantee immediately prior to the start of the Protected Period.

(v) The Grantee is informed by the Company that his or her principal place of employment for the Company will be relocated to a location that is greater than fifty (50) miles away from the Grantee's principal place of employment for the Company at the start of the corresponding Protected Period; provided that, if the Company communicates an intended effective date for such relocation, in no event shall Good Reason exist pursuant to this clause (v) more than ninety (90) days before such intended effective date.

The Grantee's right to terminate employment for Good Reason shall not be affected by the Grantee's incapacity due to physical or mental illness. The Grantee's continued employment shall not constitute a consent to, or a waiver of rights with respect to, any circumstances constituting Good Reason herein.

"**Governmental Service Retirement**" means a Retirement by the Grantee where the Grantee accepts a position in the federal government or a state or local government and an accelerated distribution under the award is permitted under Code Section 409A based on such government employment and related ethics rules.

"**Layoff**" means a permanent, involuntary termination of the Grantee's employment by the Company or a subsidiary due to a reduction in force, business reorganization, facility closure or similar event (other than a termination by the Company or a subsidiary for cause), as determined by the Committee in its sole discretion. A Layoff shall not include any sale or spin-off described in Section 2.4.

"**Parent**" means an entity that beneficially owns a majority of the voting stock or voting power of the Company, or all or substantially all of the Company's assets, directly or indirectly through one or more subsidiaries.

The "**Protected Period**" corresponding to a Change in Control of the Company shall be a period of time determined in accordance with the following:

(i) If the Change in Control is triggered by a tender offer for shares of the Company's stock or by the offeror's acquisition of shares pursuant to such a tender offer, the Protected Period shall commence on the date of the initial tender offer and shall continue through and including the date of the Change in Control; provided that in no case will the Protected Period commence earlier than the date that is six (6) months prior to the Change in Control.

(ii) If the Change in Control is triggered by a merger, consolidation, or reorganization of the Company with or involving any other corporation, the Protected Period shall commence on the date that serious and substantial discussions first take place to effect the merger, consolidation, or reorganization and shall continue through and including the date of the Change in Control; provided that in no case will the Protected Period commence earlier than the date that is six (6) months prior to the Change in Control.

(iii) In the case of any Change in Control not described in clause (i) or (ii) above, the Protected Period shall commence on the date that is six (6) months prior to the Change in Control and shall continue through and including the date of the Change in Control.

"**Retirement**" or "**Retire**" means that the Grantee terminates employment after attaining age 55 with at least ten (10) years of service (other than in connection with a termination by the Company or a subsidiary for cause). In the case of a Grantee who is an officer of the Company subject to the Company's mandatory retirement at age 65 policy, "Retirement" or "Retire" shall also include as to that Grantee (without limiting the Grantee's ability to Retire pursuant to the preceding sentence) a termination of the Grantee's employment pursuant to such mandatory retirement policy (regardless of the Grantee's years of service and other than in connection with a termination by the Company or a subsidiary for cause).

"**Successor**" means the person acquiring a Grantee's rights to a grant under the Plan by will or by the laws of descent or distribution.

HUNTINGTON INGALLS INDUSTRIES, INC.
TERMS AND CONDITIONS APPLICABLE TO
20__ CLIFF VESTING RESTRICTED STOCK RIGHTS
GRANTED UNDER THE 2022 LONG-TERM INCENTIVE STOCK PLAN ("PLAN")

These Terms and Conditions ("Terms") apply to certain "Restricted Stock Rights" ("RSRs") granted by Huntington Ingalls Industries, Inc. (the "Company") in 20__. If you were granted an RSR award by the Company in 20__, the date of grant of your RSR award (the "Grant Date") and the number of RSRs applicable to your award are set forth in the letter from the Company announcing your RSR award grant (your "Grant Letter") and are also reflected in the electronic stock plan award recordkeeping system ("Stock Plan System") maintained by the Company or its designee. These Terms apply only with respect to the 20__ RSR award. If you were granted an RSR award, you are referred to as the "Grantee" with respect to your award. Capitalized terms are generally defined in the Plan, unless defined in Section 8 below or elsewhere defined herein.

Each RSR represents a right to receive one Share of the Company's common stock, or cash of equivalent value as provided herein, subject to vesting as provided herein. The number of RSRs subject to your award is subject to adjustment as provided herein. The RSR award is subject to all of the terms and conditions set forth in these Terms, and is further subject to all of the terms and conditions of the Plan, as it may be amended from time to time, and any rules adopted by the Committee, as such rules are in effect from time to time.

1. **Vesting; Issuance of Shares**.

Subject to Sections 2 and 5 below, one-hundred percent (100%) of the number of RSRs subject to your award (subject to adjustment as provided in Section 5.1) shall vest upon the **[first, second, or third]** anniversary of the Grant Date.

Except as otherwise provided below, the Company shall pay a vested RSR on or before March 15 of the year following the vesting of the RSR on the **[first, second, or third]** anniversary of the Grant Date. The Company shall pay such vested RSRs in either an equivalent number of Shares of common stock, or, in the discretion of the Committee, in cash or in a combination of Shares of common stock and cash. In the event of a cash payment, the amount of the payment for a vested RSR to be paid in cash (subject to tax withholding as provided in Section 6 below) will equal the Fair Market Value of a Share of common stock as of the date that such RSR became vested. No fractional shares will be issued.

2. **Early Termination of Award; Termination of Employment**.

2.1 *General*. The RSRs subject to the award, to the extent not previously vested, shall terminate and become null and void if and when (a) the award terminates in connection with a Change in Control pursuant to Section 5 below, or (b) except as provided in Section 2.6 and in Section 5, the Grantee ceases for any reason to be an employee of the Company or one of its subsidiaries.

2.2 *Leave of Absence*. Unless the Committee otherwise provides (at the time of the leave or otherwise), if the Grantee is granted a leave of absence by the Company, the Grantee (a) shall not be deemed to have incurred a termination of employment at the time such leave commences for purposes of the award, and (b) shall be deemed to be employed by the Company for the duration of such approved leave of absence for purposes of the award. A termination of employment shall be deemed to have occurred if the Grantee does not timely return to active employment upon the expiration of such

approved leave or if the Grantee commences a leave that is not approved by the Company.

2.3 *Salary Continuation*. Subject to Section 2.2 above, the term "employment" as used herein means active employment by the Company and salary continuation without active employment (other than a leave of absence approved by the Company that is covered by Section 2.2) will not, in and of itself, constitute "employment" for purposes hereof (in the case of salary continuation without active employment, the Grantee's cessation of active employee status shall, subject to Section 2.2, be deemed to be a termination of "employment" for purposes hereof). Furthermore, salary continuation will not, in and of itself, constitute a leave of absence approved by the Company for purposes of the award.

2.4 *Sale or Spinoff of Subsidiary or Business Unit*. For purposes of the RSRs subject to the award, a termination of employment of the Grantee shall be deemed to have occurred if the Grantee is employed by a subsidiary or business unit and that subsidiary or business unit is sold, spun off, or otherwise divested, the Grantee does not otherwise continue to be employed by the Company after such event, and the divested entity or business (or its successor or a parent company) does not assume the award in connection with such transaction.

2.5 *Continuance of Employment Required*. Except as expressly provided in Section 2.6 and in Section 5, the vesting of the RSRs subject to the award requires continued employment through the **[first, second, or third]** anniversary of the Grant Date as a condition to the vesting of any portion of the award. Employment for only a portion of the vesting period, even if a substantial portion, will not entitle the Grantee to any proportionate vesting or avoid or mitigate a termination of rights and benefits upon or following a termination of employment. Nothing contained in these Terms, the Stock Plan System, or the Plan constitutes an employment commitment by the Company or any subsidiary, affects the Grantee's status (if the Grantee is otherwise an at-will employee) as an employee at will who is subject to termination without cause, confers

EXHIBIT 10.38

upon the Grantee any right to continue in the employ of the Company or any subsidiary, or interferes in any way with the right of the Company or of any subsidiary to terminate such employment at any time.

2.6 *Death, Disability, Retirement, or Layoff*. If the Grantee dies or incurs a Disability while employed by the Company or a subsidiary, the outstanding and previously unvested RSRs subject to the award shall vest as of the date of the Grantee's death or Disability, as applicable. RSRs vesting under this Section shall be paid within 2.5 months following the earlier of (a) Grantee's death or (b) Grantee's Disability. In the event of the Grantee's death prior to the delivery of shares or other payment with respect to any vested RSRs, the Grantee's Successor shall be entitled to any payments to which the Grantee would have been entitled under these Terms with respect to such vested and unpaid RSRs.

The RSRs subject to the award shall vest on a prorated basis as provided herein if the Grantee's employment by the Company and its subsidiaries terminates due to Retirement, Government Service Retirement, or Layoff. Such prorating of RSRs shall be based on the number of full months the Grantee was actually employed by the Company or one of its subsidiaries after the Grant Date divided by the total number of months in the vesting period. Partial months of employment, even if substantial, shall not be counted for purposes of prorated vesting. Any RSRs subject to the award that do not vest in accordance with this Section 2.6 upon a termination of the Grantee's employment due to Retirement, Government Service Retirement, or Layoff shall terminate immediately upon such termination of employment.

In determining the Grantee's eligibility for Retirement, service is measured by dividing (a) the number of days the Grantee was employed by the Company or a subsidiary in the period commencing with his or her last date of hire by the Company or a subsidiary through and including the date on which the Grantee is last employed by the Company or a subsidiary, by (b) 365. If the Grantee ceased to be employed by the Company or a subsidiary and was later rehired by the Company or a subsidiary, the Grantee's service prior to the break in service shall be disregarded in determining service for such purposes; provided that, if the Grantee's employment with the Company or a subsidiary had terminated due to the Grantee's Retirement, or by the Company or a subsidiary as part of a reduction in force (in each case, other than a termination by the Company or a subsidiary for cause) and, within the two-year period following such termination of employment (the "break in service") the Grantee was subsequently rehired by the Company or a subsidiary, then the Grantee's period of service with the Company or a subsidiary prior to and ending with the break in service will be included in determining service for such purposes. In the event the Grantee is employed by a business that is acquired by the Company or a subsidiary, the Company shall have discretion to determine whether the Grantee's service prior to the acquisition will be included in determining service for such purposes.

3. **Non-Transferability and Other Restrictions**.

3.1 *Non-Transferability*. The award, as well as the RSRs subject to the award, are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The foregoing transfer restrictions shall not apply to transfers to the Company or transfers by will or the laws of descent and distribution. Notwithstanding the foregoing, the Company may honor any transfer required pursuant to the terms of a court order in a divorce or similar domestic relations matter to the extent that such transfer does not adversely affect the Company's ability to register the offer and sale of the underlying shares on a Form S-8 Registration Statement and such transfer is otherwise in compliance with all applicable legal, regulatory and listing requirements.

3.2 *Recoupment of Awards*. Any payments or issuances of shares with respect to the award are subject to recoupment pursuant to the Company's Policy Regarding the Recoupment of Certain Performance-Based Compensation Payments as in effect from time to time, as well as any recoupment or similar provisions of applicable law, and the Grantee shall promptly make any reimbursement requested by the Board or Committee pursuant to such policy or applicable law with respect to the award. Further, the Grantee agrees, by accepting the award, that the Company and its affiliates may deduct from any amounts it may owe the Grantee from time to time (such as wages or other compensation) to the extent of any amounts the Grantee is required to reimburse the Company pursuant to such policy or applicable law with respect to the award.

4. **Compliance with Laws; No Stockholder Rights Prior to Issuance; Dividend Equivalent Rights**.

4.1 *Compliance with Laws*. The Company's obligation to make any payments or issue any shares with respect to the award is subject to full compliance with all then applicable requirements of law, the Securities and Exchange Commission or other regulatory agencies having jurisdiction over the Company and its shares, and of any exchange upon which stock of the Company may be listed.

4.2 *Limitations on Rights Associated with RSRs.* The Grantee shall not have the rights and privileges of a stockholder, including without limitation the right to vote or receive dividends (except as expressly provided in Section 4.3), with respect to any shares which may be issued in respect of the RSRs until the date appearing on the certificate(s) for such shares (or, in the case of shares entered in book entry form, the date that the shares are actually recorded in such form for the benefit of the Grantee), if such shares become deliverable.

4.3 *Dividend Equivalent Rights*. Not later than 60 days following each date that the Company pays an ordinary cash dividend on its Shares of common stock (if any), the Company shall credit the Grantee with an additional number of RSRs equal to the quotient of (A) the product of (i) the per share cash dividend paid by the Company on its Shares of common stock on such date, multiplied by (ii) the total number of RSRs (including any dividend equivalents previously credited hereunder)

2

EXHIBIT 10.38

(with such total number adjusted pursuant to Section 5) subject to the RSR award as of the related dividend payment record date, divided by (B) the Fair Market Value of a Share of common stock on the date of payment of such dividend. Any RSRs credited pursuant to the foregoing provisions of this Section 4.3 shall be subject to the same vesting, payment and other terms, conditions and restrictions as the original RSRs to which they relate. No crediting of RSRs shall be made pursuant to this Section 4.3 with respect to any RSRs which, as of such record date, have been paid pursuant to Section 1.

5. **Adjustments; Change in Control**.

5.1 *Adjustments*. The RSRs and the shares subject to the award are subject to adjustment upon the occurrence of events such as stock splits, stock dividends and other changes in capitalization in accordance with Section 4.3 of the Plan. In the event of any adjustment, the Company will give the Grantee written notice thereof which will set forth the nature of the adjustment.

5.2 *Possible Vesting Acceleration on Change in Control*. Notwithstanding the Company's ability to terminate the award as provided in Section 5.3 below, the outstanding and previously unvested RSRs subject to the award shall become fully vested as of the date of the Grantee's termination of employment in the following circumstances:

(a) if the Grantee is covered by a Change in Control Severance Arrangement at the time of the termination, if the termination of employment constitutes a "Qualifying Termination" (as such term, or any similar successor term, is defined in such Change in Control Severance Arrangement) that triggers the Grantee's right to severance benefits under such Change in Control Severance Arrangement.

(b) if the Grantee is not covered by a Change in Control Severance Arrangement at the time of the termination and if the termination occurs either within the Protected Period corresponding to a Change in Control of the Company or within twenty-four (24) calendar months following the date of a Change in Control of the Company, the Grantee's employment by the Company and its subsidiaries is involuntarily terminated by the Company and its subsidiaries for reasons other than Cause or by the Grantee for Good Reason.

Notwithstanding anything else contained herein to the contrary, the termination of the Grantee's employment (or other events giving rise to Good Reason) shall not entitle the Grantee to any accelerated vesting pursuant to clause (b) above if there is objective evidence that, as of the commencement of the Protected Period, the Grantee had specifically been identified by the Company as an employee whose employment would be terminated as part of a corporate restructuring or downsizing program that commenced prior to the Protected Period and such termination of employment was expected at that time to occur within six (6) months. The applicable Change in Control Severance

Arrangement shall govern the matters addressed in this paragraph as to clause (a) above.

Payment of any amount due under this Section will be made on or before March 15 of the year following the year in which the date of the Grantee's termination of employment occurs, unless the Grantee dies or has a Disability, in which case such payment will be made within 2.5 months following the date of the Grantee's death or Disability, as the case may be.

5.3 *Automatic Vesting Acceleration; Early Termination*. If the Company undergoes a Change in Control triggered by clause (iii) or (iv) of the definition thereof and the Company is not the surviving entity and the successor to the Company (if any) (or a Parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control, or if for any other reason the award would not continue after the Change in Control, then upon the Change in Control the outstanding and previously unvested RSRs subject to the award shall vest fully and completely. Unless the Committee expressly provides otherwise in the circumstances, no acceleration of vesting of the award shall occur pursuant to this Section 5.3 in connection with a Change in Control if either (a) the Company is the surviving entity, or (b) the successor to the Company (if any) (or a Parent thereof) agrees in writing prior to the Change in Control to assume the award. The award shall terminate, subject to such acceleration provisions, upon a Change in Control triggered by clause (iii) or (iv) of the definition thereof in which the Company is not the surviving entity and the successor to the Company (if any) (or a Parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control. The Committee may make adjustments pursuant to Section 6(a) of the Plan and/or deem an acceleration of vesting of the award pursuant to this Section 5.3 to occur sufficiently prior to an event if necessary or deemed appropriate to permit the Grantee to realize the benefits intended to be conveyed with respect to the shares underlying the RSRs; provided, however, that, the Committee shall reinstate the original terms of the award if the related event does not actually occur.

Payment of any amount due under this Section will be made on or before March 15 of the year following the year in which any accelerated vesting occurs as a result of a Change in Control, unless the Grantee dies or has a Disability prior to such Change in Control vesting, in which case such payment will be made within 2.5 months following the date of the Grantee's death or Disability, as the case may be.

6. **Tax Matters**.

6.1 *Tax Withholding*. The Company or the subsidiary which employs the Grantee shall be entitled to require, as a condition of making any payments or issuing any shares upon vesting of the RSRs, that the Grantee or other person entitled to such shares or other payment pay any sums required to be withheld by federal, state, local or other applicable tax law with respect to such vesting or payment. Alternatively, the Company or such subsidiary, in its discretion, may make

EXHIBIT 10.38

such provisions for the withholding of taxes as it deems appropriate (including, without limitation, withholding the taxes due from compensation otherwise payable to the Grantee or reducing the number of shares otherwise deliverable with respect to the award (valued at their then Fair Market Value) by the amount necessary to satisfy such withholding obligations at the flat percentage rates applicable to supplemental wages).

6.2 *Transfer Taxes*. The Company will pay all federal and state transfer taxes, if any, and other fees and expenses in connection with the issuance of shares in connection with the vesting of the RSRs.

6.3 *Compliance with Code*. The Committee shall administer and construe the award, and may amend the Terms of the award, in a manner designed to comply with the Code and to avoid adverse tax consequences under Code Section 409A or otherwise.

6.4 *Unfunded Arrangement*. The right of the Grantee to receive payment under the award shall be an unsecured contractual claim against the Company. As such, neither the Grantee nor any Successor shall have any rights in or against any specific assets of the Company based on the award. Awards shall at all times be considered entirely unfunded for tax purposes.

7. **Plan; Amendment**.

The RSRs are governed by, and the Grantee's rights are subject to, all of the terms and conditions of the Plan and any other rules adopted by the Committee, as the foregoing may be amended from time to time. The Grantee shall have no rights with respect to any amendment of these Terms or the Plan unless such amendment is in writing and signed by a duly authorized officer of the Company. In the event of a conflict between the provisions of the Grant Letter and/or the Stock Plan System and the provisions of these Terms and/or the Plan, the provisions of these Terms and/or the Plan, as applicable, shall control.

8. **Definitions**.

Whenever used in these Terms, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

"Change in Control Severance Arrangement" means a "Special Agreement" entered into by and between the Grantee and the Company that provides severance protections in the event of certain changes in control of the Company or the Company's Change-in-Control Severance Plan, as each may be in effect from time to time, or any similar successor agreement or plan that provides severance protections in the event of a change in control of the Company.

"Good Reason" means, without the Grantee's express written consent, the occurrence of any one or more of the following:

(i) A material and substantial reduction in the nature or status of the Grantee's authorities or responsibilities (when such authorities and/or responsibilities are viewed

in the aggregate) from their level in effect on the day immediately prior to the start of the Protected Period, other than (A) an inadvertent act that is remedied by the Company promptly after receipt of notice thereof given by the Grantee, and/or (B) changes in the nature or status of the Grantee's authorities or responsibilities that, in the aggregate, would generally be viewed by a nationally-recognized executive placement firm as resulting in the Grantee having not materially and substantially fewer authorities and responsibilities (taking into consideration the Company's industry) when compared to the authorities and responsibilities applicable to the position held by the Grantee immediately prior to the start of the Protected Period. The Company may retain a nationally-recognized executive placement firm for purposes of making the determination required by the preceding sentence and the written opinion of the firm thus selected shall be conclusive as to this issue. In addition, if the Grantee is a vice president, the Grantee's loss of vice-president status will constitute "Good Reason"; provided that the loss of the title of "vice president" will not, in and of itself, constitute Good Reason if the Grantee's lack of a vice president title is generally consistent with the manner in which the title of vice president is used within the Grantee's business unit or if the loss of the title is the result of a promotion to a higher level office. For the purposes of the preceding sentence, the Grantee's lack of a vice president title will only be considered generally consistent with the manner in which such title is used if most persons in the business unit with authorities, duties, and responsibilities comparable to those of the Grantee immediately prior to the commencement of the Protected Period do not have the title of vice-president.

(ii) A reduction by the Company in the Grantee's annualized rate of base salary as in effect at the start of the Protected Period, or as the same shall be increased from time to time.

(iii) A material reduction in the aggregate value of the Grantee's level of participation in any of the Company's short and/or long-term incentive compensation plans (excluding stock-based incentive compensation plans), employee benefit or retirement plans, or policies, practices, or arrangements in which the Grantee participates immediately prior to the start of the Protected Period provided; however, that a reduction in the aggregate value shall not be deemed to be "Good Reason" if the reduced value remains substantially consistent with the average level of other employees who have positions commensurate with the position held by the Grantee immediately prior to the start of the Protected Period.

(iv) A material reduction in the Grantee's aggregate level of participation in the Company's stock-based incentive compensation plans from the level in effect immediately prior to the start of the Protected Period; provided, however, that a reduction in the aggregate level of participation shall not be deemed to be "Good Reason" if the reduced level of participation remains substantially consistent with the average level of participation of other employees who have positions commensurate with the position held by the Grantee immediately prior to the start of the Protected Period.

4

EXHIBIT 10.38

(v) The Grantee is informed by the Company that his or her principal place of employment for the Company will be relocated to a location that is greater than fifty (50) miles away from the Grantee's principal place of employment for the Company at the start of the corresponding Protected Period; provided that, if the Company communicates an intended effective date for such relocation, in no event shall Good Reason exist pursuant to this clause (v) more than ninety (90) days before such intended effective date.

The Grantee's right to terminate employment for Good Reason shall not be affected by the Grantee's incapacity due to physical or mental illness. The Grantee's continued employment shall not constitute a consent to, or a waiver of rights with respect to, any circumstances constituting Good Reason herein.

"**Governmental Service Retirement**" means a Retirement by the Grantee where the Grantee accepts a position in the federal government or a state or local government and an accelerated distribution under the award is permitted under Code Section 409A based on such government employment and related ethics rules.

"**Layoff**" means a permanent, involuntary termination of the Grantee's employment by the Company or a subsidiary due to a reduction in force, business reorganization, facility closure or similar event (other than a termination by the Company or a subsidiary for cause), as determined by the Committee in its sole discretion. A Layoff shall not include any sale or spin-off described in Section 2.4.

"**Parent**" means an entity that beneficially owns a majority of the voting stock or voting power of the Company, or all or substantially all of the Company's assets, directly or indirectly through one or more subsidiaries.

The "**Protected Period**" corresponding to a Change in Control of the Company shall be a period of time determined in accordance with the following:

(i) If the Change in Control is triggered by a tender offer for shares of the Company's stock or by the offeror's acquisition of shares pursuant to such a tender offer, the Protected Period shall commence on the date of the initial tender offer and shall continue through and including the date of the Change in Control; provided that in no case will the Protected Period commence earlier than the date that is six (6) months prior to the Change in Control.

(ii) If the Change in Control is triggered by a merger, consolidation, or reorganization of the Company with or involving any other corporation, the Protected Period shall commence on the date that serious and substantial discussions first take place to effect the merger, consolidation, or reorganization and shall continue through and including the date of the Change in Control; provided that in no case will the Protected Period commence earlier than the date that is six (6) months prior to the Change in Control.

(iii) In the case of any Change in Control not described in clause (i) or (ii) above, the Protected Period

shall commence on the date that is six (6) months prior to the Change in Control and shall continue through and including the date of the Change in Control.

"**Retirement**" or "**Retire**" means that the Grantee terminates employment after attaining age 55 with at least ten (10) years of service (other than in connection with a termination by the Company or a subsidiary for cause). In the case of a Grantee who is an officer of the Company subject to the Company's mandatory retirement at age 65 policy, "Retirement" or "Retire" shall also include as to that Grantee (without limiting the Grantee's ability to Retire pursuant to the preceding sentence) a termination of the Grantee's employment pursuant to such mandatory retirement policy (regardless of the Grantee's years of service and other than in connection with a termination by the Company or a subsidiary for cause).

"**Successor**" means the person acquiring a Grantee's rights to a grant under the Plan by will or by the laws of descent or distribution.

EXHIBIT 10.41

HUNTINGTON INGALLS INDUSTRIES, INC.

AMENDED AND RESTATED DIRECTORS' COMPENSATION POLICY

Directors of Huntington Ingalls Industries, Inc., a Delaware corporation (the "Company"), who are not employed by the Company or one of its subsidiaries ("non-employee directors") are entitled to the compensation set forth below for their service as a member of the Board of Directors (the "Board") of the Company. The Board has the right to amend this policy from time to time.

Cash Compensation

Annual Retainer	$120,000
Additional Non-Executive Chairman Retainer	$250,000
Additional Committee Chair Retainers	
Audit Committee Chair	$25,000
Compensation Committee Chair	$20,000
Governance and Policy Committee Chair	$20,000
Finance Committee Chair	$20,000
Cybersecurity Committee Chair	$20,000
Additional Audit Committee Member Retainer	$17,500
Additional Compensation Committee Member Retainer	$7,500
Additional Governance and Policy Committee Member Retainer	$7,500
Additional Finance Committee Member Retainer	$7,500
Additional Cybersecurity Committee Member Retainer	$7,500

Equity Compensation

Annual Equity Award	$165,000

Cash Compensation

Each non-employee director will be entitled to an annual cash retainer while serving on the Board in the amount set forth above (the "Annual Retainer"). A non-employee director who serves as the Non-Executive Chairman of the Board will be entitled to an additional annual cash retainer while serving in that position in the amount set forth above (the "Additional Chair Retainer"). A non-employee director who serves as the Chairman of the Audit Committee, the Compensation Committee, the Governance and Policy Committee, the Finance Committee or the Cybersecurity Committee of the Board will be entitled to an additional annual cash retainer while serving in that position in the applicable amount set forth above (an "Additional Committee Chair Retainer"). A non-employee director who serves as a member of the Audit Committee, the Compensation Committee, the Governance and Policy Committee, the Finance Committee or the Cybersecurity Committee of the Board (other than as the Chairman of the applicable committee) will be entitled to an additional cash retainer while serving as a member of that committee in the applicable amount set forth above (the "Additional Committee Member Retainer").

The amounts of the Annual Retainer, Additional Chair Retainer, Additional Committee Chair Retainers and Additional Committee Member Retainers reflected above (collectively, the "Annual Cash Retainers") are expressed as annualized amounts. These retainers will be paid on a quarterly basis, at the end of each quarter in arrears. The retainer for a non-employee director for a particular quarter will be pro-rated if the non-employee director serves (or serves in the corresponding position, as the case may be) for only a portion of the quarter (with the proration based on the number of calendar days in the quarter that the director served as a non-employee director or held the particular position, as the case may be).

Notwithstanding the foregoing, a non-employer director may elect under the terms of the Board Deferred Compensation Policy to receive his or her Annual Cash Retainers for the following calendar year in the form of stock units. The stock units will generally become payable within 30 days following the date the non-employee director ceases to provide services as a member of the Board; provided, however, a non-employee director who has met his or her Ownership Guideline (as defined below) as of the Measurement Date (as defined below) may elect under the terms of the Board Deferred Compensation Policy to receive his or her Annual Cash Retainers for the following calendar year in the form of either (a) shares of the Company's common stock (payable on the same date the related Annual Cash Retainer would otherwise have been paid) or (b) stock units that are payable in the fifth calendar year after the year in which the related Annual Cash Retainer is earned (or upon the director's separation from service from the Board, if earlier). The common stock or stock units, as the case may be, will be fully vested on the date of grant and will be issued under (and subject to the terms of) the Plan and the stock units will further be subject to the terms of the Board Deferred Compensation Policy. If the non-employee director elects to receive common stock and the non-employee director's Beneficial Ownership is less than the Ownership Guideline as of any quarterly grant date in the following calendar year, the non-employee director will be required to retain all of the common stock received on that quarterly grant date (net of taxes) until the next Measurement Date on which his or her Beneficial Ownership is greater

EXHIBIT 10.41

than the Ownership Guideline. The number of shares of Company common stock or stock units, as the case may be, will be determined by *dividing* (1) the portion of the Annual Cash Retainers to which the electing non-employee director is otherwise entitled for a given calendar quarter by (2) the per-share closing price (in regular trading) of the Company's common stock on the New York Stock Exchange on the last day of such quarter (or, if such day is not a trading day, the most recent prior trading day), rounded down to the nearest whole unit.

Annual Equity Awards

On the first trading day of each fiscal quarter of the Company, each non-employee director then in office will automatically be granted an award of stock units determined by dividing (1) one-quarter (1/4) of the Annual Equity Award grant value set forth above by (2) the per-share closing price (in regular trading) of the Company's common stock on the New York Stock Exchange on the date of grant, rounded down to the nearest whole unit.

Each stock unit award will be made under and subject to the terms and conditions of the Company's 2022 Long-Term Incentive Stock Plan or any successor equity compensation plan approved by the Company's stockholders and in effect at the time of grant (the "Plan"), and will be evidenced by, and subject to the terms and conditions of, an award certificate in the form approved by the Board to evidence such type of grant pursuant to this policy. Each award will be fully vested at grant and will generally become payable within 30 days following the date the non-employee director ceases to provide services as a member of the Board. Non-employee directors are entitled to receive dividend equivalents with respect to outstanding and unpaid stock units granted pursuant to this policy. Dividend equivalents, if any, are paid in the form of a credit of additional stock units under the Plan and are subject to the same vesting, payment and other provisions as the underlying stock units.

Notwithstanding the foregoing, if a non-employee director beneficially owns shares of the Company's common stock (his or her "Beneficial Ownership") with a value equal to at least five times (5x) the director's annual cash retainer (the "Ownership Guideline") as of the date of the last quarterly grant of the Annual Equity Award for a given year (the "Measurement Date"), the non-employee director may elect under the terms of the Board Deferred Compensation Policy to receive his or her Annual Equity Award for the following calendar year in the form of either (a) shares of the Company's common stock (with the number of shares being equal to the number of stock units the director would have been granted on each quarterly grant date, but for the election) or (b) stock units that are payable in the fifth calendar year after the year in which the Annual Equity Award is earned (or upon the director's separation from service from the Board, if earlier). The common stock or stock units, as the case may be, will be fully vested on the date of grant and will be issued under (and subject to the terms of) the Plan and the stock units will further be subject to the terms of the Board Deferred Compensation Policy. If the non-employee director elects to receive common stock and the non-employee director's Beneficial Ownership is less than the Ownership Guideline as of any quarterly grant date in the following calendar year, the non-employee director will be required to retain all of the common stock received on that quarterly grant date (net of taxes) until the next Measurement Date on which his or her Beneficial Ownership is greater than the Ownership Guideline.

Any stock units credited to a non-employee director (including in an account under the Board Deferred Compensation Policy), any shares owned by a non-employee director, the non-employee director's spouse or minor children, and any shares owned by a trust for the benefit of a non-employee director or his or her family shall count as shares beneficially owned by a non-employee director for purposes of the Ownership Guideline.

The foregoing general provisions are, in the case of a particular award, subject to the terms and conditions of the applicable award certificate.

Expense Reimbursement

All non-employee directors will be entitled to reimbursement from the Company for their reasonable travel (including airfare and ground transportation), lodging and meal expenses incident to meetings of the Board or committees thereof or in connection with other Board-related business.

Such benefits and reimbursements are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that the non-employee director receives in one taxable year shall not affect the amount of such benefits or reimbursements that the non-employee director receives in any other taxable year. The non-employee director shall promptly provide the Company with reasonable written substantiation for any such expenses. The Company shall pay any such reimbursement to the non-employee director promptly after its receipt of such documentation and in all events not later than the end of the calendar year following the year in which the related expense was incurred.

Effective December 15, 2023

Exhibit 21.1

SUBSIDIARIES OF HUNTINGTON INGALLS INDUSTRIES, INC.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
Avondale Engineering & Construction Company	Delaware	100%
CEMC Enterprise, LLC	Delaware	100%
Commonwealth Technology Innovation LLC	Virginia	100%
Enlighten IT Consulting LLC	Maryland	100%
Fleet Services Holding Corp.	Delaware	100%
Gray Research, Inc.	Alabama	100%
H&B Defence Pty Ltd	Australia	100%
HII (Australia) Holding Company Pty Ltd	Australia	100%
HII Energy Inc.	Virginia	100%
HII Fleet Support Group LLC	Delaware	100%
HII Mission Technologies Corp.	Delaware	100%
HII Nuclear Inc.	Delaware	100%
HII Nuclear Canada, Inc.	Canada	100%
HII San Diego Shipyard Inc.	California	100%
HII Services Corporation	Delaware	100%
HII Technical Solutions Corporation	Delaware	100%
HII Technical Solutions Limited	United Kingdom	100%
HII TSD Holding Company	Delaware	100%
HII (US) International Holding Company	Delaware	100%
HII (UK) International Holding Company Ltd.	United Kingdom	100%
HII Unmanned Systems, Inc.	Delaware	100%
Huntington Ingalls Engineering Services, Inc.	Delaware	100%
Huntington Ingalls Incorporated	Virginia	100%
Huntington Ingalls Industries Australia PTY Ltd.	Australia	100%
Huntington Ingalls Industries Energy and Environmental Services, Inc.	Delaware	100%
Huntington Ingalls Industries International Shipbuilding, Inc.	Nevada	100%
Huntington Ingalls Industries Risk Management LLC	Vermont	100%
Huntington Ingalls Unmanned Maritime Systems, Inc.	Delaware	100%
Idaho Cleanup Completion Partners, LLC	Delaware	61%
Ingalls Shipbuilding, Inc.	Delaware	100%
Integrated Mission Excellence, LLC	Delaware	100%
KHA Defense Solutions PTY LTD	Australia	50%
National Tru Solutions LLC	Delaware	75%
Nationwide Remediation Partners, LLC	Delaware	51%
Newport News Nuclear BWXT-Los Alamos, LLC	Delaware	51%
Newport News Nuclear, Inc.	Virginia	100%
Newport News Reactor Services, Inc.	Virginia	100%
Newport News Shipbuilding and Dry Dock Company	Delaware	100%
Pantex Production Partners LLC	Delaware	100%
Pegasus International Holdings, Inc.	Texas	100%
Pegasus International Services, Inc.	Nevada	100%

Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
Realion Robotics LLC	Virginia	95.1%
TITAN II Inc.	Delaware	100%
Trusted Security Alliance, LLC	Maryland	75%
UniversalPegasus International Trinidad and Tobago Limited	Trinidad and Tobago	86.5%
Veritas Analytics, Inc.	Virginia	100%

2

Exhibit 22

List of Subsidiary Guarantors of Registered Securities of Huntington Ingalls Industries, Inc.

The following subsidiaries of Huntington Ingalls Industries, Inc. (the "Issuer") guarantee $600 million aggregate principal amount of the Issuer's registered senior notes due December 2027, $500 million aggregate principal amount of the Issuer's registered senior notes due May 2025, $500 million aggregate principal amount of the Issuer's registered senior notes due May 2030, and $600 million aggregate principal amount of the Issuer's registered senior notes due August 2028:

HUNTINGTON INGALLS ENGINEERING SERVICES, INC.
HUNTINGTON INGALLS INDUSTRIES ENERGY AND ENVIRONMENTAL SERVICES, INC.
HII NUCLEAR INC.
NEWPORT NEWS NUCLEAR INC.
HUNTINGTON INGALLS UNMANNED MARITIME SYSTEMS, INC.
HUNTINGTON INGALLS INCORPORATED
HII ENERGY INC.
FLEET SERVICES HOLDING CORP.
HII FLEET SUPPORT GROUP LLC
HII SAN DIEGO SHIPYARD INC.
HII SERVICES CORPORATION
HII TECHNICAL SOLUTIONS CORPORATION
HII TSD HOLDING COMPANY
VERITAS ANALYTICS, INC.
HII UNMANNED SYSTEMS, INC.
HII MISSION TECHNOLOGIES CORP.
COMMONWEALTH TECHNOLOGY INNOVATION LLC
ENLIGHTEN IT CONSULTING LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-173168, 333-173170, 333-173171, 333-173173, 333-183326, 333-221451, 333-221452, 333-232250 and 333-265560 on Form S-8 of our reports dated February 1, 2024, relating to the consolidated financial statements and financial statement schedule of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 1, 2024

Exhibit 31.1

**CERTIFICATION PURSUANT TO
EXCHANGE ACT RULE 13A-14(A)/15D-14(A)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Christopher D. Kastner, certify that:

1. I have reviewed this Annual Report on Form 10-K of Huntington Ingalls Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 1, 2024

/s/ Christopher D. Kastner
Christopher D. Kastner
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
EXCHANGE ACT RULE 13A-14(A)/15D-14(A)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas E. Stiehle, certify that:

1. I have reviewed this Annual Report on Form 10-K of Huntington Ingalls Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 1, 2024

/s/ Thomas E. Stiehle

Thomas E. Stiehle
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Huntington Ingalls Industries, Inc. (the "company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher D. Kastner, the President and Chief Executive Officer of the company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

Date: February 1, 2024

/s/ Christopher D. Kastner
Christopher D. Kastner
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Huntington Ingalls Industries, Inc. (the "company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas E. Stiehle, Executive Vice President, Business Management and Chief Financial Officer of the company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

Date: February 1, 2024

/s/ Thomas E. Stiehle

Thomas E. Stiehle
Executive Vice President and Chief Financial Officer

EXHIBIT 97

Huntington Ingalls Industries, Inc.

Dodd-Frank Compensation Recovery Policy

This Compensation Recovery Policy (this "Policy") is adopted by Huntington Ingalls Industries, Inc. (the "Company") in accordance with Section 303A.14 of the New York Stock Exchange ("NYSE") Listed Company Manual ("Section 303A.14"), which implements Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (as promulgated pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010). This Policy shall apply to Erroneously Awarded Compensation Received on or after October 2, 2023 (the "Effective Date") by Covered Persons during an applicable Recovery Period. Capitalized terms used herein that are otherwise not defined shall have the meanings ascribed to them in Section 1 of this Policy.

1.   **Definitions**

(a)   **"Accounting Restatement"** means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company's financial statements that do not represent error corrections are not an Accounting Restatement, including: (A) retrospective application of a change in accounting principle; (B) retrospective revision to reportable segment information due to a change in the structure of the Company's internal organization; (C) retrospective reclassification due to a discontinued operation; (D) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (E) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(b)   **"Committee"** means the Compensation Committee of the Company's Board of Directors (the "Board").

(c)   **"Covered Person"** means a person who served as an Executive Officer at any time during the performance period for the applicable Incentive-Based Compensation.

(d)   **"Erroneously Awarded Compensation"** means the amount of Incentive-Based Compensation that was Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had the amount of Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Person or by the Company on the Covered Person's behalf. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of Erroneously Awarded Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.

(e)   **"Executive Officer"** means the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company, any other officer who performs a significant policy-making function, or any other person (including as applicable executives of any of the Company's parents or subsidiaries) who performs similar policy-making functions for the Company.

EXHIBIT 97

(f)   **"Financial Reporting Measures"** means (A) measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within the Company's financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (B) stock price and (C) total shareholder return.

(g)   **"Incentive-Based Compensation"** means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(h)   Incentive-Based Compensation is deemed to be **"Received"** in the Company's fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period or is subject to additional time-based vesting requirements.

(i)   **"Recovery Period"** means the three completed fiscal years immediately preceding the earlier of: (A) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (B) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition, if there is a change in the Company's fiscal year end, the Recovery Period will also include any transition period to the extent required by Section 303A.14.

2.   Recovery of Erroneously Awarded Compensation

(a)   Application of Prior Policy. If the Company is required to prepare an Accounting Restatement and the provisions of Section 2(b) of this Policy are inapplicable, the Policy Regarding the Recoupment of Certain Performance-Based Compensation Payments previously adopted by the Committee on March 31, 2011 (the "Prior Policy") will apply in accordance with its terms. The Prior Policy will not apply when Section 2(b) of this Policy is applicable.

(b)   Application of this Policy. Subject to the terms of this Policy and the requirements of Section 303A.14, if, on or after the Effective Date, the Company is required to prepare an Accounting Restatement, the Company will attempt to recover, reasonably promptly from each Covered Person, any Erroneously Awarded Compensation that was Received by such Covered Person during the Recovery Period pursuant to Incentive-Based Compensation that is subject to this Policy.

3.   Interpretation and Administration

(a)   Role of the Committee. This Policy will be interpreted by the Committee in a manner that is consistent with Section 303A.14 and any other applicable law and will otherwise be interpreted in the business judgment of the Committee. All decisions and interpretations of the Committee that are consistent with Section 303A.14 will be final and binding.

(b)   Compensation Not Subject to this Policy. This Policy does not apply to Incentive-Based Compensation that was Received before the Effective Date. With respect to any Covered Person, this Policy does not apply to Incentive-Based Compensation that was Received by such Covered Person before beginning service as an Executive Officer.

(c)   Determination of Means of Recovery. Subject to the requirement that recovery be made reasonably promptly, the Committee will determine the appropriate means of recovery,

2

EXHIBIT 97

which may vary between Covered Persons or based on the nature of the applicable Incentive-Based Compensation, and which may involve, without limitation, establishing a deferred repayment plan or setting off against current or future compensation otherwise payable to the Covered Person. Recovery of Erroneously Awarded Compensation will be made without regard to income taxes paid by the Covered Person or by the Company on the Covered Person's behalf in connection with such Erroneously Awarded Compensation.

(d)   <u>Determination That Recovery is Impracticable</u>. The Company is not required to recover Erroneously Awarded Compensation if a determination is made by the Committee that either (A) after the Company has made and documented a reasonable attempt to recover such Erroneously Awarded Compensation, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered or (B) recovery of such Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.

(e)   <u>No Indemnification or Company-Paid Insurance</u>. The Company will not indemnify any Covered Person against the loss of Erroneously Awarded Compensation and will not pay or reimburse any Covered Person for the purchase of a third-party insurance policy to fund potential recovery obligations.

(f)   <u>Interaction with Other Clawback Provisions</u>. The Company will be deemed to have recovered Erroneously Awarded Compensation in accordance with this Policy to the extent the Company actually receives such amounts pursuant to any other Company policy, program or agreement (including the Prior Policy), pursuant to Section 304 of the Sarbanes-Oxley Act or otherwise.

(g)   <u>No Limitation on Other Remedies</u>. Nothing in this Policy will be deemed to limit the Company's right to terminate employment of any Covered Person to seek recovery of other compensation paid to a Covered Person or to pursue other rights or remedies available to the Company under applicable law.

Adopted by the Committee on October 30, 2023.

3

Corporate Information

Corporate Headquarters
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607
Tel: 757-380-2000

Stock Exchange Listing
Huntington Ingalls Industries Common Stock
is listed on the New York Stock Exchange
Ticker Symbol: HII

HII
LISTED
NYSE

Transfer Agent/Stockholder Inquiries
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
(888) 665-9610
www.computershare.com/investor

Investor Relations
757-380-2104 or 757-380-7911
e-mail: investor.relations@hii-co.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
901 East Byrd Street
Suite 820
Richmond, VA 23219
Tel: 804-697-1500
Fax: 804-697-1825

For reporting complaints about Huntington Ingalls
Industries accounting, internal accounting controls or
auditing matters or any other concerns to the Board of
Directors or the Audit Committee, you may write to:

Board of Directors
Huntington Ingalls Industries, Inc.
c/o Charles R. Monroe, Jr., Corporate Secretary
4101 Washington Avenue
Newport News, VA 23607
e-mail: OfficeoftheGeneralCounsel@hii-co.com

Segment Operating Income and Free Cash Flow Reconciliation

($ in millions)	Year Ended December 31	
	2023	2022
Sales and Service Revenues	**$11,454**	$ 10,676
Operating Income	**781**	565
Non-segment factors affecting operating income:		
Operating FAS/CAS adjustment	**72**	145
Non-current state income taxes	**(11)**	2
Segment Operating Income	**842**	712
Segment Operating Margin	**7.4%**	6.7 %
Net Cash Provided by Operating Activities	**970**	766
Less capital expenditures:		
Capital expenditure additions	**(292)**	(284)
Grant proceeds for capital expenditures	**14**	12
Free Cash Flow	**692**	494

Segment Operating Income, Segment Operating Margin and Free Cash Flow are not measures recognized under GAAP. They should be considered supplemental to and not a substitute for financial information prepared in accordance with GAAP. They may not be comparable to similarly titled measures of other companies.

Forward-Looking Statements

Statements in this annual report, other than statements of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause our actual results to differ materially from the results anticipated by our forward-looking statements, which include, but are not limited to: changes in government and customer priorities and requirements (including government budgetary constraints, shifts in defense spending, and changes in customer short-range and long-range plans); significant delays in appropriations for our programs and U.S. government funding more broadly; our ability to estimate our future contract costs, including cost increases due to inflation, and perform our contracts effectively; changes in procurement processes and government regulations and our ability to comply with such requirements; our ability to deliver our products and services at an affordable life cycle cost and compete within our markets; natural and environmental disasters and political instability; our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures and strategic acquisitions; adverse economic conditions in the United States and globally; health epidemics, pandemics and similar outbreaks; our ability to attract, train and retain a qualified workforce; disruptions impacting global supply, including those resulting from the ongoing conflict between Russia and Ukraine and in the Middle East; changes in key estimates and assumptions regarding our pension and retiree health care costs; security threats, including cyber security threats, and related disruptions; and other risk factors discussed in our filings with the U.S. Securities and Exchange Commission. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make. This annual report also contains non-GAAP financial measures and includes a GAAP reconciliation of these financial measures. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures.

Our Annual Report on Form 10-K for the year ended December 31, 2023 forms a part of this 2023 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations page of our website (www.hii.com) or at the Securities and Exchange Commission website (www.sec.gov). The Form 10-K is also available free of charge by writing to us at: Corporate Secretary, Huntington Ingalls Industries, Inc., 4101 Washington Avenue, Newport News, Virginia 23607. Exhibits to the Form 10-K are also available if requested.

BOARD OF DIRECTORS



From top row left to right: Frank R. Jimenez, General Counsel and Corporate Secretary, GE Healthcare; Leo Denault, Retired Chairman and CEO, Entergy Corporation, Chair of Audit Committee; John K. Welch, Retired President and CEO, Centrus Energy Corp., Chair of Governance and Policy Committee; Craig S. Faller, Admiral, U.S. Navy (Ret.); Augustus L. Collins, CEO, MINACT, Inc., Major General, U.S. Army (Ret.); Thomas C. Schievelbein, Retired Chairman, President and CEO, The Brink's Company, Chair of Finance Committee; Christopher D. Kastner, President and CEO, HII; Tracy B. McKibben, Founder and CEO, MAC Energy Advisors LLC; Anastasia D. Kelly, Senior Advisor to the Chair and Executive Director of Client Relations, DLA Piper; Kirkland H. Donald, Chairman of the Board, HII, Admiral, U.S. Navy (Ret.); Victoria D. Harker, Executive Vice President and Chief Financial Officer, Tegna, Inc., Chair of Compensation Committee; Stephanie O'Sullivan, Independent Business Consultant, Chair of Cybersecurity Committee.

SENIOR EXECUTIVE TEAM



Christopher D. Kastner
President and Chief Executive Officer



Todd Borkey
Executive Vice President and Chief Technology Officer



Chad Boudreaux
Executive Vice President and Chief Legal Officer



Jennifer Boykin
Executive Vice President and President, Newport News Shipbuilding



Eric D. Chewning
Executive Vice President, Strategy and Development



Andy Green
Executive Vice President and President, Mission Technologies



Paul C. Harris
Executive Vice President and Chief Sustainability and Compliance Officer



Brooke Hart
Executive Vice President of Communications



Stewart Holmes
Executive Vice President, Government and Customer Relations



Edmond E. Hughes
Executive Vice President and Chief Human Resources Officer



Chris Soong
Executive Vice President and Chief Information Officer



Thomas E. Stiehle
Executive Vice President and Chief Financial Officer



Kari Wilkinson
Executive Vice President and President, Ingalls Shipbuilding



Charles R. Monroe Jr.
Corporate Vice President, Associate General Counsel and Secretary



Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer



D.R. Wyatt
Corporate Vice President and Treasurer



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